Exhibit 10.91

SOAH DOCKET NO. 473-04-3554

PUC DOCKET NO. 28813

PETITION TO INQUIRE INTO THE	§	BEFORE THE STATE OFFICE
REASONABLENESS OF THE RATES	§
AND SERVICES OF CAP ROCK	§	OF
ENERGY CORPORATION	§
	§	ADMINISTRATIVE HEARINGS

TABLE OF CONTENTS

I.	INTRODUCTION

II.	OVERVIEW AND PROCEDURAL HISTORY

III.	QUALITY OF MANAGEMENT

	A.	Intervenors’ Arguments

	B.	Cap Rock’s Arguments

	C.	ALJs’ Analysis

IV.	INVESTED CAPITAL AND RATE BASE

	A.	Intangible Plant (Computer)
		1.	Background and Summary
		2.	The Parties’ Arguments
		3.	Discussion and Analysis

	B.	Transfer of Assets

	C.	Reclassification of Plant to O&M

	D.	Accumulated Provisions for Depreciation and Amortization
		1.	Software
		2.	Self Insurance/Catastrophe Reserve

	E.	Construction Work in Progress

	F.	Materials and Supplies

	G.	Prepayments

	H.	Short Term Investments

	I.	Working Cash Allowance

	J.	Customer Deposits

	K.	Accumulated Deferred Income Taxes

	L.	Patronage Capital

V.	RATE OF RETURN

	A.	Capital Structure

	B.	Cost of Debt

	C.	Return on Equity
		1.	Parties’ Arguments
		2.	ALJs’ Analysis

	D.	Financial Integrity

	E.	PURA § 36.052 Considerations

VI.	REVENUES

	A	Total Sales Revenue
		1.	Regulatory Surcharge
		2.	PCRF Revenues
		3.	Weather Normalization
		4.	Unbilled Revenues (Billing Reconciliation)
		5.	Change in Accounting Principle
		6.	Cotton Gins
		7.	Unbilled Meters
		8.	Negotiated Rates
		9.	Other Imputation of Revenues

	B.	Other Revenue
		1.	2001 NewCorp True-up
		2.	Change in Accounting Principle
		3.	Reclassification of Other Revenues
			a.	Street Lighting Rental Revenues
			b.	Late Payment Fees/Connection Fees
	C.	Other Operating Revenues
		1.	Reconnection and Late Payment Fees
		2.	Street Lighting
		3.	Discontinued Late Payment Fees
		4.	Capital Credits

VII.	PURCHASED POWER EXPENSES

VIII.	OPERATING AND MAINTENANCE EXPENSES

	A.	Acquisition and Expansion Costs

	B.	Outside Services and Other Disputed Costs
		1.	Lobbying expenses
		2.	Intervention Costs
		3.	Mike McGregor Expenses
		4.	Cook Yancey Firm
		5.	New York Hotel Expenses
		6.	Trips for Mr. Pruitt
		7.	Rick Terrill Expenses
		8.	Membership Dues
		9.	Apartment and Furniture Rental
		10.	Private Plane Expense
		11.	Vision Consulting
		12.	Overhead Allocation Factor

	C.	Delinea Computer Support and Maintenance Expenses

	D.	Compensation and Benefits
		1.	Labor and Benefits Increases
		2.	Stock Awards
		3.	Sick Leave/Vacation/Longevity Buyback
		4.	General Counsel Salary Expense
		5.	Executive Compensation

	E.	Reclassification of Plant to O&M

	F.	Expense of Operation as a Publicly-Traded Company

	G.	Right-of-way Fees

	H.	Materials and Supplies
IX.	AFFILIATE TRANSACTIONS

X.	DEPRECIATION AND AMORTIZATION EXPENSE

	A.	Self Insurance/Catastrophe Reserve

	B.	Intangible Plant

XI.	TAXES OTHER THAN INCOME TAXES

	A.	Ad Valorem Taxes

	B.	Franchise Taxes

XII.	INCOME TAXES

XIII.	INTEREST ON CUSTOMER DEPOSITS

XIV.	RATE DESIGN

	A.	Overview

	B.	Designation of Customer Classes
		1.	General Service-City Limit (Rate Code 119)
		2.	General Service II
		3.	Dual Fuel Customers and Rates; Oil-Well Pumping Rate Element
		4.	Irrigation Line Use Fee-Rate Code 450
		5.	Special Rates

	C.	Allocation of Cost of Service
		1.	Costs to be Allocated
		2.	Allocation Factors
			a.	Demand Data
			b.	Loss Factors
			c.	Allocation of Capacity-Related Distribution Plant
			d.	Allocation of Transmission Plant, Substations, Depreciation Reserve and Expense
			e.	Allocation of Poles, Towers, Fixtures, Overhead and Underground Lines
			f.	Purchased Power Expense
			g.	Density Weighting Factors
			h.	Allocation of Administrative and General Expense

		i.	Weighted Allocation Factors for Transformer, Meters, Service Drops

		3.	Change in Allocation Methods

	D.	Impact on Customers and Gradualism

	E.	Rate Elements
		1.	Irrigation-Demand Metering/Horsepower Charge
		2.	Load Management Rider
		3.	Irrigation Line Use Fee
		4.	Commercial Service-Competitive Rider
		5.	Oil Well Customers
		6.	Commercial Service at Primary Voltage
		7.	Primary Meter
		8.	Aggregated Billing Service Option
		9.	Required Facilities Lease or Sale
		10.	Rate Code 119 (City)

	F.	PCRF

	G.	System Wide Rates

	H.	Line Extension Policies and Rates

	I.	Consolidation and Reorganization of Existing Rate Schedules

	J.	Notice

XV.	OTHER ISSUES

	A.	Relationship with NewCorp

	B.	Management Audit

	C.	Load Research

	D.	Tariff Language

	E.	Integrated Transmission Credit Under SPS’s OATT
XVI.	RATE CASE EXPENSES

	A.	Cap Rock’s Rate Case Expenses

		1.	Larry Crowley’s Work and Subsequent Corrections
		2.	Rate Design Consultants
		3.	Zinder and Management Applications Consulting Mark-ups
		4.	Travel Time
		5.	Estimated Appeal Expenses
		6.	Griggs & Adler Expenses
		7.	Lloyd Gosselink Expenses
			a.	Paralegal Assistant Time
			b.	On-Site Audit Dispute
			c.	Paralegal Litigation Support

		8.	Sifuentes, Drummond &Smith
		9.	Covington Consulting
		10.	KPMG Costs
		11.	Utilipoint International
		12.	Meals and Personal Expenses
		13.	Unsupported Expenses
		14.	Ronnie Lyon Expenses
		15.	September 2003 Meetings with Commissioners

	B.	Greenville’s Expenses

	C.	Recovery Method

XVII.	CONCLUSION

XVIII.	FINDINGS OF FACT

XIX.	CONCLUSIONS OF LAW

XX.	PROPOSED ORDERING PARAGRAPHS

ATTACHMENT A

SOAH DOCKET NO. 473-04-3554

PUC DOCKET NO. 28813

PETITION TO INQUIRE INTO THE	§	BEFORE THE STATE OFFICE
REASONABLENESS OF THE RATES	§
AND SERVICES OF CAP ROCK	§	OF
ENERGY CORPORATION	§
	§	ADMINISTRATIVE HEARINGS

PROPOSAL FOR DECISION

I.  INTRODUCTION

On October 24, 2003, the Staff of the Public Utility Commission (Commission) filed a petition inquiring into the reasonableness of the rates and services of Cap Rock Energy Corporation (Cap Rock).  Pursuant to that inquiry, Cap Rock was ordered by the Commission to file a full rate-filing package.  Cap Rock submitted the rate-filing package and its statement of intent to change rates on February 24, 2004.  Under Cap Rock’s rate-filing package, its customers’ rates were to increase by over 14% on average, although certain customer classes faced much more significant increases.  Cap Rock’s proposed rates were suspended and, pursuant to an agreement by Cap Rock, the suspension of such rates was extended until July 18, 2005.  Therefore, the Commission must take final action on Cap Rock’s rates prior to that date.

The following were designated as parties to this proceeding: (1) Cap Rock; (2) Staff of the Commission; (3) St. Lawrence Cotton Growers Association (St. Lawrence); (4) the City of Greenville (Greenville); (5) Texas Farm Bureau (Farm Bureau); (6) Pioneer Natural Resources, USA, Inc. (Pioneer); (7) Apache Corporation (Apache); (8) Texas Cotton Ginners’ Association (TCGA); (9) Texas Mining, L.P. (Texas Mining); (10) the Office of Public Utility Counsel (OPC); (11) Citizens United for Fair Energy Costs (CUFEC); and (12) numerous individual intervenors.(1)

(1)           There are a large number of individual ratepayers who intervened in this proceeding.  All individual ratepayers were aligned and are collectively referred to as the “individual intervenors.”  They were further aligned with St. Lawrence for purposes of this proceeding.  None of the individual intervenors actively participated in the hearing or filed post-hearing briefs.

After considering the issues and evidence presented, the Administrative Law Judges (ALJs) recommend that the Commission establish Cap Rock’s rates in accordance with the recommendations set forth in this Proposal for Decision (PFD).  To assist the Commission in this process, the ALJs have worked with Commission Staff to run numbers and determine the final rates based upon the ALJs’ recommendations contained in this PFD.  Those rates are contained in an attachment to this PFD.  The specific recommendations on the contested issues involved in this case are set forth and discussed in more detail below.

II.  OVERVIEW AND PROCEDURAL HISTORY

Cap Rock has operated since 1939, providing electric utility service to areas in the western, northern, and northeastern parts of Texas.  Up until 2003, Cap Rock operated as an electric cooperative; in September 2003, upon the Commission’s final order granting the transfer of the necessary Certificates of Convenience and Necessity (CCNs) from the electric cooperative to the shareholder-owned corporation, Cap Rock converted to an investor-owned utility (IOU).(2)  Currently, Cap Rock provides service to approximately 34,000 meters.(3)  More than ten years ago, while still an electric cooperative, Cap Rock began implementing a strategic growth plan that involved the acquisition of other types of utility and non-utility operations.  In 1991, Cap Rock combined with Lone Wolf Electric Cooperative; in 1992, it combined with Hunt-Collin Electric Cooperative; and in 1999, it completed a combination with McCulloch Electric Cooperative.

(2)           The conversion process began in 1998 and involved (1) creating a successor corporation that would be investor-owned, (2) dissolving the cooperative, and (3) transferring the cooperative’s assets to the successor corporation.  As a result of a vote by its membership, Cap Rock’s management began the process of converting the cooperative into an IOU in 1998 and the conversion culminated in 2003 with the Commission’s final order approving the transfer of the electric cooperative’s CCNs to the IOU.

(3)           Many customers have more than one meter.  Cap Rock considers each meter a “customer,” while other parties consider only separate individuals or entities taking service as customers.

In the process of implementing its expansion strategy, Cap Rock has also experienced a number of failed acquisition attempts, resulting in significant losses.  In 2001, Cap Rock terminated its acquisition attempt of Citizens Communications Company’s utility operations in Arizona and Vermont, resulting in loss write-offs of at least $2.8 million.  Additionally, Cap Rock terminated its attempt to acquire Multimedia Development Corporation, a wireless telecommunication company, resulting in a loss write-off of over $1 million.  All told, in 2001 and 2002, Cap Rock wrote off $7.2 million in losses in three investments.  During the test year, Cap Rock was in the process of attempting to acquire Lamar County Electric Cooperative but such acquisition has been unsuccessful, and Cap Rock has incurred losses of $1.357 million in relation to this acquisition attempt.

Despite suffering operating losses during the period from 1996 through 2001, and incurring significant losses for failed acquisition attempts, the officers and directors of Cap Rock earned more than $1 million in bonuses during that same time period.  To pay its officers and directors and cover its other operating expenses and investment losses during this time frame, Cap Rock used its full line of credit with its lender, National Rural Utilities Cooperative Finance Corporation (CFC).  In March 2001, CFC informed Cap Rock that it would not guarantee or offer any additional loans.  Since that time, Cap Rock has negotiated other loans and raised funds through the issuance of equity related to its conversion to an IOU.

As noted above, this case was initiated on October 24, 2003, with the filing of Staff’s petition inquiring into the reasonableness of Cap Rock’s rates and services.  Cap Rock filed its rate-filing package (RFP) on February 24, 2004.  Two days later, on February 26, 2004, the Commission referred the matter to the State Office of Administrative Hearings (SOAH) for a contested case hearing.  The assigned ALJ suspended Cap Rock’s proposed rates on March 1, 2004.

A prehearing conference was conducted on March 15, 2004, and a procedural schedule was adopted at that time.  Notice was published and mailed in compliance with the

Commission’s requirements and was completed on April 14, 2004.  On June 22, 2004, the City of Greenville denied Cap Rock’s request to change rates in the area in which Greenville has original rate-making jurisdiction.  Cap Rock appealed Greenville’s determination and that appeal was consolidated with Cap Rock’s rate case over which the Commission already had jurisdiction.  The two matters are considered jointly in this docket.  The procedural schedule in this docket was later continued and Cap Rock agreed to extend the effective date of its proposed rates and agreed to allow the suspension of proposed rates to be extended until July 18, 2005.

The hearing on the merits convened on October 5-14, 2004, at SOAH’s hearing facility in the William P. Clements State Office Building, 300 West 15th Street, Austin, Texas.  An additional evidentiary hearing was convened on December 13-15, 2004, to address some parties’ requests to recover rate-case expenses.  The parties’ final written arguments were filed by January 19, 2005.  After the ALJs completed their draft of the PFD, they submitted their recommendations to Staff on February 8, 2005.  Staff then developed schedules and a rate structure that implemented the ALJs’ recommendations.  Staff’s schedules and rate structure were completed on March 10, 2005, and are attached to this PFD.

At issue in this proceeding is whether Cap Rock’s rates are just and reasonable.  Under PURA § 36.006, Cap Rock has the burden of proving its rates are just and reasonable, regardless of whether the case was initiated through a rate-filing by Cap Rock or through a Commission inquiry and request to lower rates.  Although the burden of proof is placed on Cap Rock either way, the fact that this case began with a Commission inquiry has a significant impact on this case because of the nature of Cap Rock’s evidence.  Specifically, as is discussed in more detail throughout this PFD, the ALJs have serious concerns about the overall reliability of Cap Rock’s evidence and its experts’ calculations.  Because of Cap Rock’s unusual history and existence as a cooperative, it has not been subject to continuous regulation by the Commission and, therefore, has not necessarily followed standard utility accounting procedures or kept many of its records in a manner required by the Commission’s rules for regulated utilities.  Also, Cap Rock was given a short period of time in which to prepare its RFP after the Commission initiated its rate review of the company.

Under its initial RFP, Cap Rock sought an annual increase in revenues of $10.2 million.  However, after extensive discovery in this case and after the intervenors presented expert testimony disputing Cap Rock’s requested increase, Cap Rock reduced its total requested revenue increase to $4.331 million—a decrease of nearly 58% from its initial RFP request of $10.2 million.  During the hearing, it raised its request to a total revenue increase of $5.02 million, which is still less than half of what it originally sought in its RFP.  At the hearing, the accuracy of much of the underlying financial and other data presented by Cap Rock could not be verified by any particular witness.  There was no independent audit performed of Cap Rock’s books and records, no Schedule S was filed by Cap Rock,(4) and Cap Rock’s financial experts all testified that they relied on the data Cap Rock presented to them and did not fully analyze it to ensure that it was reliable.  At the hearing, Cap Rock did not present any company witnesses who oversaw the collection of the data and who could verify its accuracy.  Throughout the hearing, the intervenors pointed out many problems with the data and with Cap Rock’s past accounting and billing practices sufficient to raise serious doubts about the overall reliability of the data.

For example, among other things:

•                                          Cap Rock included improper lobbying expenses and annual meeting costs in a regulatory surcharge that was designed to recover costs from a CCN proceeding;

•                                          Cap Rock double-billed $4.36 million for a Power Cost Recovery Factor (PCRF) surcharge between January 2002 and December 2003;

(4)           In place of a Schedule S, Cap Rock filed a statement of agreed procedures, which reflects a limited review conducted by Cap Rock’s outside auditor of the data upon which Cap Rock’s RFP is based.  The agreed procedures were limited in nature and do little to give the ALJs confidence as to the reliability of Cap Rock’s data.  In fact, Cap Rock’s auditor, KPMG, refused to provide any opinion on the elements, accounts, or items in Cap Rock’s RFP, and indicated that it was “not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Schedules.”  Pioneer Ex. 91; Cap Rock. Ex.9, Schedule V, Attachment A.  Moreover, despite having KPMG check the calculations regarding federal income taxes in Schedule G-15, these numbers were still incorrectly determined and were caught only during the hearing.

•                                          Cap Rock failed to use the correct income tax rate in calculating federal income taxes;

•                                          Cap Rock identified many work orders, included in Construction Work In Progress (CWIP), as closed when in fact they were not;

•                                          Cap Rock initially attempted to include customer deposits in rate base;

•                                          Cap Rock initially failed to synchronize many adjustments to make them accurate (including adjusting purchased power expenses to synchronize with the PCRF accounts receivable balance, adjusting for changes in accounting principle and correctly calculating deferred income taxes based on timing differences); and

•                                          Cap Rock initially failed to remove from salary and benefit calculations those portions that would be charged to other related companies and not specifically attributable to Cap Rock.

These are just a few examples of the many errors in Cap Rock’s data or calculations.  Although many of the errors were corrected on rebuttal, the number of errors is still troubling.  Because of the many errors in Cap Rock’s data, the lack of a Schedule S (Comfort Letter), and the failure of any witness to be able to verify under oath the data underlying Cap Rock’s RFP, some of the intervenors moved for summary disposition at the hearing.  They argued that Cap Rock’s requested rate increase should be denied in its entirety because Cap Rock had not met its burden of proof.  The ALJs denied the request at that time, and some parties have reurged the request in their closing briefs.  If this were simply a proceeding in which Cap Rock had filed for a rate increase of its own initiative, the ALJs might be inclined to grant the motion and recommend that Cap Rock’s requested rate increase be denied simply because Cap Rock has not presented evidence that is reliable and persuasive enough to support its requested increase.  In such a scenario, the status quo of the prior existing rates would remain.  However, because the Commission initiated this case by inquiring into Cap Rock’s rates, the ALJs do not believe it would be appropriate to recommend a resolution based simply on a failure of Cap Rock to meet its burden of proof.  Under such a situation, it would be as if the Commission had not even inquired into Cap Rock’s rates and this entire action by the Commission would, for the most part, be a nullity.

Rather, the ALJs believe they have a responsibility, under the procedural posture of this case, to attempt to determine from the most reliable evidence in the record the just and reasonable rates for Cap Rock’s ratepayers—particularly in light of the other parties’ requests to lower rates.  Given this context, the ALJs are constrained to use Cap Rock’s data in many instances.(5)  When the evidence shows that such data or calculations are clearly unreliable, the ALJs indicate this and attempt to resolve the issue with the best data available otherwise.  However, in other instances where there is not a clear indication that Cap Rock’s data is unreliable, and no other parties have presented reliable contrary data, the ALJs rely upon Cap Rock’s data out of necessity.  This is not to say that the ALJs are entirely confident in the reliability of the data, though, and the Commission should be aware of these concerns of the ALJs when considering the recommendations contained in this PFD.

III.  QUALITY OF MANAGEMENT

A.                                    Intervenors’ Arguments(6)

Throughout the process of converting from a cooperative to an IOU, Cap Rock has faced significant opposition from certain groups, oftentimes from those who have intervened in this case.  As a result, Cap Rock has been in numerous lawsuits with some of the intervenors, leading to protracted regulatory and legal battles.  At the heart of many of the intervenors’ complaints are the actions of Cap Rock’s management over the last ten years.  In this case, the quality of Cap Rock’s management is a key issue that is intertwined with, and affects, many other issues to be decided by the Commission.  Therefore, to lay a groundwork for the multitude of issues

(5)                                  The ALJs do not feel so constrained in regard to their analysis of rate design because they understand the Commission’s inquiry to be concerned primarily with Cap Rock’s overall rates, not the present rate design.

(6)           In general, all intervenors contest Cap Rock’s rate filing and offer many similar arguments.  For convenience, when numerous intervening parties make the same argument, the ALJs simply refer to it as intervenors’ argument.  This does not necessarily mean that all intervenors support that argument, and different positions taken by intervenors will be discussed accordingly.  Further, the ALJs group OPC with intervenors when discussing party positions.

discussed in this PFD, the ALJs find it appropriate to discuss some of the “quality of management” concerns raised by the parties at the outset.

One of the first areas where the intervenors fault Cap Rock’s management is in regard to its failed acquisition attempts and business ventures over the past ten years.  In Cap Rock’s CCN proceeding, the Commission found that in 2001 and 2002, Cap Rock had $7.2 million in losses in three failed business ventures.(7)  Since then, Cap Rock has incurred another $1.357 million in expenses due to its failed attempt to acquire Lamar County Electric Cooperative.(8)  Cap Rock has lost significant amounts of money from business operations over the last seven or eight years, and the Commission found in the prior CCN proceeding that Cap Rock’s overall financial performance was well below that of comparable peer entities.

Concurrent with—and despite—its poor performance, the intervenors allege that Cap Rock’s management has continuously engaged in actions of self-enrichment at the expense of customers and shareholders.  These allegations are supported by findings from Cap Rock’s prior CCN proceeding, wherein the Commission found that:(9)

•                                          Achievement Based Contracts [special contracts that awarded bonuses to Cap Rock’s management for mergers and acquisitions] were used to provide significant incentives for executives to pursue mergers and acquisitions because of the potential bonuses to themselves, without regard for the potentially significant losses that could be faced by the cooperative members if the mergers or acquisitions fail.

•                                          Between 1999 and 2001, the three top executives of Cap Rock received total compensation of $2,273,974 (an average of $252,000 per year in total compensation each), while Cap Rock had operating losses in excess of $12 million and increased its debt.

(7)           Application of Cap Rock Electric Cooperative, Inc. to Transfer its Certificates of Convenience and Necessity to Cap Rock Energy Corporation, Docket No. 24577, Final Order at 7-8 (Aug. 27, 2003).

(8)           Cap Rock Ex. 13, Revised WP/G-14c/2.

(9)           Docket No. 24577, Final Order (Aug. 27, 2003).

•                                          Between 1999 and 2001, the President of Cap Rock received total compensation that was more than double that paid to the President of Central Power & Light (CP&L), even though CP&L was roughly 33 times the size of Cap Rock in total utility plant and generated at least 27 times more operating revenue than Cap Rock.

Since the Commission made these findings, the intervenors assert that management’s self-serving actions have not stopped.  For example, Farm Bureau points out that six of Cap Rock’s executives were paid $1.7 million in compensation during the test year and approximately $4.4 million during calendar year 2003.(10)  Farm Bureau argues that this is inappropriate for such a small utility and reveals management’s intention of enriching themselves at the expense of Cap Rock’s ratepayers.  Farm Bureau also notes that, during the test year, Cap Rock:

•                                          paid bonuses to executives at the same time the company was losing money;

•                                          paid rent for two apartments in Midland for executives who lived in Dallas;

•                                          leased a private jet for the convenience of management;

•                                          paid for trips by CEO David Pruitt and his wife to Bermuda, the Caribbean, Arizona, and Colorado; and

•                                          conducted its annual meeting in New York City and paid exorbitant amounts for food, lodging, and entertainment of Cap Rock executives during that trip.

At the same time Cap Rock management was allegedly enriching itself in these ways, the intervenors charge that it was improperly billing customers in many respects.  Among other things, the intervenors allege that Cap Rock double-billed customers more than $4 million in purchased power surcharges, improperly charged for a $14 million loan for capital costs that were already paid by customers, and continued to charge customers approximately $750,000 per month for capital lease payments that were no longer being

(10)         Pioneer Ex. 1, at 18 and 37-38. Stock grants accounted for slightly more than 70% of the compensation, and such stock grants are “below the line” and not directly charged to customers or included as an expense when determining revenue requirements.

made.(11)  Because these issues are very involved, they are  addressed in more detail in related sections below and will not be discussed in detail here.

(11)         Many of the allegedly improper actions related to transactions between Cap Rock and NewCorp Resources Electric Cooperative (NewCorp), an electric cooperative wholly-owned by Cap Rock.  Many of the disputed billings were charges by NewCorp to Cap Rock, which were then passed through to Cap Rock customers.  Because Cap Rock is the sole member in NewCorp and the two have virtually the same management, the intervenors assert that NewCorp’s actions are generally attributable to and reflective of Cap Rock’s quality of management.

Staff also points out different areas where it alleges that Cap Rock’s management has continued to demonstrate poor decision-making and questionable operational practices despite the Commission’s concerns in the prior CCN docket.  Among other things, Staff points out that Cap Rock (1) continued to collect a regulatory surcharge after learning it had already over-collected the amount of the surcharge; and (2) despite previously incurring over $7 million in losses related to acquisitions, paid $4.1 million dollars to Delinea Corporation for the selection and implementation of a software system that is designed to assist Cap Rock in achieving its business goal of “rapidly growing the business through acquisitions.”

The intervenors also cite to Cap Rock’s relationship and transactions with NewCorp as indicative of improper management.  NewCorp is an electric cooperative whose sole member is Cap Rock.  NewCorp owns Cap Rock’s former transmission assets and serves as the transmission provider and power supplier to Cap Rock.  NewCorp essentially is a company on paper only, because it has no employees but rather contracts for all of its services.  Primarily, it contracts with Cap Rock for its administrative and maintenance services and it shares office space with Cap Rock.  Many of Cap Rock’s officers and directors also serve as officers and directors of NewCorp.  Further, because Cap Rock is the sole member of NewCorp, Cap Rock essentially runs NewCorp.

Because NewCorp is legally recognized as a separate utility with separate tariffs, the intervenors argue that Cap Rock is able to use NewCorp as a front to pass through improper charges to Cap Rock customers.  They argue that Cap Rock frequently runs transactions through NewCorp, which then bills Cap Rock for the transactions, and such costs are passed along to Cap Rock’s customers.  Then, in proceedings such as this, Cap Rock’s management contends that such charges are not within the jurisdiction of the Commission to review because they are billed pursuant to a Federal Energy Regulatory Commission (FERC) tariff.  The intervenors contend that this system has been abused by Cap Rock’s management, resulting in many overcharges to Cap Rock’s customers, and is a further reflection of management’s attitude of self-enrichment and lack of integrity.  The specific instances of alleged overbilling and other improper affiliate transactions are discussed under separate sections later in this PFD.

Finally, the intervenors fault Cap Rock for initiating and pursuing numerous lawsuits against customers and intervenors in Cap Rock’s various regulatory proceedings.  The intervenors contend that these actions reflect poor and inefficient management that is more concerned with its own interests than those of its customers or the public.  Given these actions and others, most of the intervenors assert that Cap Rock’s operations are not run efficiently and that its quality of management is poor.

B.                                    Cap Rock’s Arguments

Cap Rock concedes that it has made some mistakes but argues that it has attempted to correct them.  Moreover, Cap Rock asserts that intervenors rely on a few isolated instances that appear egregious but which are not improper at all.  For example, Cap Rock asserts that the various trips taken by its management involved just a few thousand dollars each and were taken for legitimate business purposes, such as the initial listing of Cap Rock’s stock or industry group meetings.  Cap Rock points out that it has agreed to remove approximately $1.1 million from its requested cost of service for stock awards and bonuses.  Regardless, Cap Rock contends that its executive compensation is reasonable in comparison to other publicly-traded utilities and that a recent analysis shows that Cap Rock’s executives earn less than the median executive compensation for a comparable peer group of companies.(12)

Furthermore, Cap Rock contends that many of its business decisions and acquisitions have been successful and brought value to the company, but argues the intervenors ignore the totality of management decisions and focus only on a few isolated

(12)         Cap Rock Ex. 2, at 13; also Cap Rock Ex. 304, at 31.

failures.  Cap Rock points out that it has successfully transitioned the company through the conversion process and reduced its debt-to-equity ratio from 99-to-1 in 2001 to 84-to-16 currently.

Cap Rock argues that the actions of NewCorp are not to be attributed to Cap Rock and, regardless, such actions are beyond the scope of the Commission’s jurisdiction in this case because they concern matters regulated by FERC under a FERC tariff.  Cap Rock asserts that NewCorp has acted appropriately pursuant to its relevant tariffs and that, absent a finding of imprudence by the appropriate regulatory authority (namely FERC), it is not proper for the Commission to review NewCorp’s actions in this proceeding and attribute them to Cap Rock.  Cap Rock concedes that some over-collections have occurred, but states that it is simply awaiting Commission determinations on relevant issues before providing refunds.

In regard to its business strategy of engaging in acquisitions, Cap Rock contends that it is in a no-win situation.  On one hand, the intervenors criticize its financial situation, but on the other hand they want to handcuff its efforts (including appropriate acquisitions) to improve its financial situation and positioning for competition.

C.                                    ALJs’ Analysis

There are many issues regarding Cap Rock’s management that are discussed below in greater detail in regard to the specific matters and how they directly relate to setting Cap Rock’s rates.  However, a number of things are clear and relate generally to the quality of Cap Rock’s management.  First, it is undisputed that over the last ten years Cap Rock has suffered significant financial losses as a result of failed business ventures.  During this same time, Cap Rock’s executives have been  paid handsomely–even being given large bonuses for failed ventures and receiving bonuses in years in which Cap Rock was losing significant amounts of money and had a deteriorating financial condition.  Cap Rock asserts that this compensation is independently and impartially set by its Board of Directors and is in line with the compensation of other small utilities.  However, the evidence in the record reflects a “cozy” relationship between management and Cap Rock’s Board of Directors, to the point that Cap Rock’s directors have received “incentive” stock grants themselves valued at more than $2,000,000.(13)  Moreover, in the past, Cap Rock directors have also been eligible for incentive bonuses for the same ventures for which Cap Rock’s management received bonuses.  This type of relationship calls into question the objectivity and independence of the Board of Directors.

Moreover, there is little persuasive evidence in the record to support Cap Rock’s assertion that its management is under-compensated in comparison to other small public utilities.  The ALJs find the testimony of Cap Rock witness Gerald Tucker to be unreliable because all of the other utilities to which he drew a comparison serve significantly larger customer bases and have a much larger number of employees (oftentimes the customer base and number of employees for these other “small utilities” are at least 600 to 700% larger than Cap Rock’s).(14)  Cap Rock witness Lee Atkins testified in a rather conclusory fashion regarding a separate executive compensation analysis, but he did not provide enough information for the ALJs to determine the reliability of such analysis.  Also problematic is the fact that the financial performance of the other utilities to which Cap Rock was compared is unknown.  Clearly, compensation is justifiably higher with good performance.  However, Cap Rock’s financial performance over the last five-year and ten-year periods has been poor and would not appear to warrant the significant bonuses paid to Cap Rock’s management during those time periods.

(13)         Cap Rock Ex. 13, at WP/G-1.5/4; Greenville Ex. 2, at 18; TCGA/SL Ex. 21.

(14)         The evidence related to the size of the other “comparable” utilities was admitted for the limited purpose of impeaching Mr. Tucker’s testimony on this issue and is being considered by the ALJs solely for that purpose.  See Tr. Vol. 7, at 1454-1467; Pioneer Exs. 94-103.

Further, the imbalance in Cap Rock’s executive compensation has been noted previously by the Commission when it found that, between 1999 and 2001, the president of Cap Rock received total compensation that was more than double that paid to the president of CP&L, even though CP&L was roughly 33 times the size of Cap Rock in total utility plant and generated at least 27 times more operating revenue than Cap Rock.  Also in that proceeding, the Commission stated that it “shares the concerns about Cap Rock’s financial condition and instances of mismanagement that led the ALJs to recommend imposing conditions on the CCN transfer” from the cooperative to the IOU.(15)

Also troubling are other instances of apparent self-enrichment or poor management by Cap Rock executives.  While the ALJs agree that the trips taken by Cap Rock President David Pruitt and his wife involved relatively small amounts of money (usually just a few thousand dollars per trip), such expenditures are reflective of an attitude of entitlement and self-enrichment.  Another example is Cap Rock’s decision to conduct its 2002 annual meeting in New York City, where it spent over $16,000 on hotel expenses for its officers and employees.(16)  It is inconsistent for Cap Rock to, on one hand, suffer losses and request a rate increase, while on the other hand pay for trips by the president and his wife to Bermuda, the Caribbean, Arizona, and Colorado, to pay for the use of a private jet for other executives, and to spend more than $16,000 on hotel expenses for an annual meeting in New York City.  A small utility such as Cap Rock, which has taken on well over $100 million in loans and has a capital structure that consists of 84% debt and only 16% equity, must be operated efficiently in every manner.  Yet, Cap Rock’s management has not done this, as evidenced by its initiation of many lawsuits against intervenors and other persons and its actions of spending liberally on the compensation and perks it gives to management.

Moreover, the affiliate transactions and actions of over-collecting from customers

(15)         Docket No. 24577, Final Order at 1-2.

(16)         TCGA/St. Lawrence Ex. 184, at 4, 16,18-39.

(which are discussed in more detail below) also reflect poorly on Cap Rock’s quality of management.  And, Cap Rock’s actions of aggressively pursuing acquisitions with little relationship to Cap Rock’s core business have been questionable management decisions at best and have certainly contributed to Cap Rock’s losses over the past ten years.  Ultimately, after considering the evidence, the ALJs agree with the intervenors that Cap Rock’s quality of management has been poor in recent years and has included many actions of self-enrichment by Cap Rock’s executives.  Having made this general conclusion, the ALJs now turn to the specific, disputed issues relevant to setting rates.

IV.  INVESTED CAPITAL AND RATE BASE

Cap Rock requests that its total electric rate base be determined at $127,326,900.  Staff, OPC, and Intervenors recommend several adjustments to Cap Rock’s request.(17)  As discussed in detail below, the ALJs find that many items should be disallowed and/or adjusted.  The specific items are discussed in each subsection below.

A.                                    Intangible Plant (Computer)

1.                                      Background and Summary

In 2002, Cap Rock retained Delinea Corporation (Delinea) to investigate its options for updating or changing its information technology (IT) systems.  In determining the type of system that would be appropriate for Cap Rock, on August 20, 2002, Delinea prepared a report entitled the “Envision Phase.”  The opening remarks in that report state:

Rapidly growing the business through acquisitions is one of Cap Rock Energy’s stated business goals.  To achieve this objective, Cap Rock Energy’s senior management shared several key business tactics.  They are:

(17)         TCGA, St. Lawrence, Farm Bureau, and Apache did not brief the issue of rate base in their initial briefs.

Prepare for entry into deregulated markets

Increase ability to handle diverse product lines

Improve system integration

Strengthen internal controls

Improve reporting abilities

With these drivers in mind, Cap Rock Energy’s steering committee and the Delinea industry project team, in a combined effort, is [sic] recommending an orderly plan to migrate to a new suite of systems that will provide accurate and integrated information flows across the company, as well as support the expected increased operational demands on the information technology infrastructure as this business growth occurs.  This Envision phase report is another step of the proprietary Delinea Smart-to-Market™ methodology moving Cap Rock Energy closer to the necessary infrastructure as this business growth occurs.(18)

The Delinea Envision report noted that Cap Rock’s current system is “insufficient to support the aggressive growth plans of the company.”(19)

Based on Delinea’s recommendations, Cap Rock ultimately acquired from Delinea a new computer system (Delinea System) intended to replace Cap Rock’s prior IT systems.  The Delinea System was designed to be a fully outsourced system, consisting of software, hardware, installation, maintenance, and ongoing operational services provided by Delinea.  The Delinea System was partially installed during the test year, but was not completely operational during that time.  In fact, as of the hearing, not all portions of the Delinea System were implemented and operational.

In this proceeding, Cap Rock seeks to include various amounts, in both its rate base and its cost of service, associated with the Delinea System.  These include:

•                                          $3,139,558 in invested intangible plant to reflect the amount on Cap Rock’s books at the end of the test year and an additional $1,244,214 in invested intangible

(18)         Pioneer Ex. 32, at Bates 9338.

(19)         Pioneer Ex. 32, at Bates 9348.

plant for post-test year adjustments.  This includes the purchase and final payments for the Delinea System.(20)

•                                          An increase in amortization expense in the amount of $876,755 per year based on a five-year amortization of the investment in the Delinea System.  This also results in a corresponding adjustment of $876,755 for accumulated depreciation during the test year.(21)

(20)                            Cap Rock Ex. 8, Schedule C-3.2.

(21)                            Cap Rock Ex. 4, at 19.

•                                          An increase in annual operation and maintenance expenses in the amount of $1,648,320 to account for annual costs associated with the installation, implementation, and maintenance of the Delinea System and related support services.(22)

After considering the evidence and arguments in the record, the ALJs find that the Delinea System should not be included in rate base because Cap Rock did not demonstrate that the specific costs involved were reasonable and necessary to provide service to Cap Rock’s customer base.  Moreover, the system was not fully in operation during the test year.(23)  Given the ALJs’ recommendation, the ALJs also conclude that the costs associated with Cap Rock’s older computer system should remain in the rate base.  The parties arguments on this issue and the ALJs’ basis for these recommendations is explained below.

2.                                      The Parties’ Arguments

Cap Rock asserts that the Delinea System is essential to its ability to maintain its records and to prepare regulatory documents and other filings, and argues that its prior systems were not adequate to allow it to operate under the Commission’s regulatory authority.  Cap Rock contends that the evidence in the record supports this conclusion and that the other parties have presented only speculation—and no persuasive evidence—to show why the purchase of the Delinea System was not reasonable and necessary.

(22)         Cap Rock Ex. 4, at 19.

(23)         For the same reasons that the ALJs find the cost of the Delinea System should not be included in rate base, the ALJs further find that the financial effects of the Delinea System should not be included in Cap Rock’s rate case, such as the adjustment to depreciation and amortization, etc.  The various impacts of the disallowance of the Delinea System are addressed in separate sections of this PFD.

The other parties raise numerous arguments why the costs of the Delinea System should not be recovered by Cap Rock.  OPC contends that the Delinea System was not used and useful during the test year, and therefore should not be allowed to be recovered as part of rate base.  Accordingly, OPC argues that the entire cost of the Delinea System (including depreciation and amortization) and the related Operation and Maintenance (O&M) expenses should be removed, resulting in a total reduction of rate base by $3,507,000 and a total reduction of revenue requirement by $2,881,000.(24)  Pioneer argues that the Delinea System costs should be disallowed because the system was designed for expansion purposes, which should not be financed by current ratepayers.(25)  Greenville proposes removing the Delinea System costs from Cap Rock’s rate base because the Delinea System was still not completed at the time of the hearing and the costs have not been adequately explained and shown to be reasonable.(26)

Staff also has several concerns about the Delinea System, including (1) that Cap Rock paid an excessive amount for the system, (2) that Cap Rock is seeking to recover 100% of the Delinea System costs even though 30% of the costs were allocated to NewCorp, and (3) that Cap Rock is also seeking to recover amounts for its old computer systems that are lower than those it allocated to NewCorp.(27)

(24)         OPC’s Post-Hearing Initial Brief, at 4-5.  OPC’s recommended reduction to rate base is not the same amount Cap Rock is requesting be included (3,507,000 compared to 3,139,558).  Cap Rock’s request for inclusion of the Delinea System includes its actual balance as of September 30, 2003.  Thus, the ALJs will use Cap Rock’s number, which is the actual cost shown on Cap Rock’s books.

(25)         Pioneer’s Brief on the Merits, at 15-16.

(26)         Greenville’s Post-Hearing Brief, at 38-44.

(27)         Staff’s Initial Brief, at 9-10.

3.                                      Discussion and Analysis

There is no doubt that the overall costs of the Delinea System are significant.  For equipment and software, Cap Rock spent $131,600.  This, in itself, does not appear to be overly expensive.(28)  However, to install the software and for outsourced IT services related to the Delinea System, Cap Rock spent an additional $3,764,100.(29)  Cap Rock also spent $337,900 in expense reimbursements for the Delinea consultants.  These expenses included lodging, transportation, and meals.(30)  In exchange for these amounts, Cap Rock acquired a license to use the Oracle software provided by Delinea, professional services for installation and maintenance of the Delinea System, and ongoing IT services related to it.  Cap Rock did not obtain a separate computer system that it keeps and maintains, but instead simply purchased $131,000 of software and equipment and spent over three million dollars to have the entire system installed and maintained.(31)  It also anticipates paying nearly $1.6 million per year to Delinea for the ongoing operation of Cap Rock’s IT functions.

(28)         Greenville Ex. 164.

(29)         Greenville Ex. 164.

(30)         Greenville Ex. 164.

(31)         Pioneer Ex. 109 at 16;  Tr. Vol. 7, at 1421-1422.

Cap Rock initially hired Delinea as a consultant to assess its current and future needs for an IT system.(32)  Cap Rock asserts that it received competitive bids to provide its computer system but in actuality, Delinea was the only company to filter and provide Cap Rock with bids.  Although Delinea presented Cap Rock with bids for software from eight different vendors, Delinea also proposed to act as the IT installer, operator, and consultant for the various options.  In other words, Cap Rock did not seek competitive bids itself, but instead relied on Delinea to price separate software and outsourcing options.(33)  This is an extremely important fact, especially when one considers that the equipment and software license fees account for less than 5% of the total cost, while Delinea’s installation, consulting, and service fees account for the other 95% of the cost.  Under the circumstances, there is little doubt that Delinea—the entity that Cap Rock was trusting to provide it with objective IT advice—had a significant financial self-interest in the matter.  It appears that Cap Rock did not investigate whether it would have been less expensive to create and employ an IT department, rather than outsource it.(34)  Instead, Cap Rock merely relied on the information and representations from a vendor that had a financial interest in the matter—hardly a prudent way to spend millions of dollars.

The Commission requires that capital investment expenditures be prudent.(35)  In this case, there is little underlying information establishing that Cap Rock’s investment in the Delinea System was prudent.  Cap Rock presented the testimony of Jon Brock, who indicated that for a utility of Cap Rock’s size: (1) the decision to outsource IT functions entirely is reasonable, (2) the system obtained by Cap Rock does not appear inappropriate or too large for Cap Rock’s intended use, and (3) the amount spent by Cap Rock for the Delinea System was reasonable.  Cap Rock asserts that Mr. Brock’s testimony shows the prudence of Cap Rock’s purchase.

(32)         Tr. Vol. 1, at 183.

(33)         See Cap Rock Ex. 304, at 8.

(34)         Tr. Vol. 7, at 1443-1444.

(35)         Application of Texas-New Mexico Power Company for Authority to Change Rates and Application of Texas-New Mexico Power Company for Deferred Accounting Treatment for TNP One-Unit Two, Docket Nos. 10200 and 10034, 19 P.U.C. Bull. 89 (March 18, 1993).

The ALJs disagree, however, because Mr. Brock’s testimony is conclusory, general, and not based on a review of the specifics of Cap Rock’s situation, including a review of its existing system.  Mr. Brock admitted that he was retained just a few weeks prior to the hearing and reviewed testimony to determine if there were matters that he needed to rebut.(36)  While he familiarized himself with what the Delinea System entailed, he did not review any contracts or the process used to retain Delinea, nor did he conduct any actual inspections of any of the equipment or systems in issue.(37)  He did not investigate any of the actual amounts spent by Cap Rock for the Delinea System to ensure the money was justifiably and reasonably spent.(38)  Nor did he review Cap Rock’s prior systems to determine if they were adequate for Cap Rock’s needs; in fact, he admitted he was not familiar with either of Cap Rock’s prior systems and did not know if they provided the same functions as the Delinea System.(39)  Mr. Brock did not even discuss Cap Rock’s system needs with anyone from Cap Rock.  Rather, he had a conversation with a Delinea employee who basically informed him that his (the Delinea employee’s) “understanding was that Cap Rock was in need of outsourcing its IT back office function for investor-owned utility.”(40)  Even in that conversation, there was no discussion of the necessary scale of the outsourcing based on Cap Rock’s specific needs.

Given the limited scope of Mr. Brock’s review, all the ALJs can take from his testimony is that Cap Rock’s decisions and the costs involved may not be unreasonable on their face for a utility of that size.  But, Mr. Brock’s testimony does not establish that the purchase was actually reasonable and necessary for Cap Rock, given its specific circumstances and existing IT systems.

(36)         Pioneer Ex. 109, at depo. pp. 12-13.

(37)         Pioneer Ex. 109, at depo. pp. 18-19.

(38)         Pioneer Ex. 109, at depo. pp. 23-24. Rather, Mr. Brock called someone with Delinea to confirm that the amounts discussed in the testimony were correct, and he concluded the figures were not “out of the ballpark” for what he understood the Delinea System encompassed.  Pioneer Ex. 109, at depo. p. 25.

(39)         Pioneer Ex. 109, at depo. pp. 17-18, 30-31, and 35.

(40)         Pioneer Ex. 109, at depo. p. 50.

In fact, other than vague and general assertions about the inadequacy of Cap Rock’s prior systems, the record is really devoid of persuasive evidence establishing the actual need for a new IT system to enable Cap Rock to serve its customer base.(41)

(41)         Cap Rock witness Gerald Tucker testified to some reasons why Cap Rock’s old systems were inadequate, but his testimony is vague and without supporting detail.  For example, his reasons included, among other things, “the [existing] software was not user friendly,” “lack of usable detail in the service order form,” “lack of capability to manage assets,” and “inability to produce corrected customer billing with ease.”  Cap Rock Ex. 304, at 9-10.  These reasons are vague and entirely lacking in the detail necessary to allow the ALJs to determine their legitimacy.

Given the size of the expenditure, prudence dictates that Cap Rock should have investigated its options more fully and obtained truly impartial determinations of its options.  It did not.  Ultimately, there is no objective evidence that the investment in the Delinea system was a reasonable investment compared to the possibility of hiring another company to provide outsourcing and software, the cost of creating an internal IT department, or the cost of continuing to operate with the older systems.  This is particularly important in light of the evidence showing that a primary reason Cap Rock purchased the Delinea System was to allow for expansion and not simply to serve existing customers or to meet Commission reporting requirements.

As noted in the background section above, the opening remarks to Delinea’s Envision Report  indicate that “Rapidly growing the business through acquisitions is one of Cap Rock Energy’s stated business goals.”  The report further outlined the business tactics used to achieve this goal.  The report went to state that, with those tactics in mind:

Cap Rock Energy’s steering committee and the Delinea industry project team, in a combined effort, is recommending an orderly plan to migrate to a new suite of systems that will provide accurate and integrated information flows across the company, as well as support the expected increased operational demands on the information technology infrastructure as this business growth occurs.  This Envision phase report is another step of the proprietary Delinea Smart-to-Market™ methodology moving Cap Rock Energy closer to the necessary infrastructure as this business growth occurs.(42)

The Delinea Envision report noted that Cap Rock’s current system was “insufficient to support the aggressive growth plans of the company.”(43)  This evidence belies Cap Rock’s assertion that the Delinea System was needed to maintain records and prepare regulatory documents, and instead supports the conclusion that the Delinea System actually was purchased to allow Cap Rock to further its aggressive expansion objectives.  Moreover, Cap Rock actually obtained and implemented part of the Delinea System before it was subject to PUC regulation as

(42)         Pioneer Ex. 32, at Bates 9338.

(43)         Pioneer Ex. 32, at Bates 9348.

an IOU.  Despite this, Cap Rock still was not able to compile its test year data in formats consistent with generally-accepted Commission reporting requirements.(44)

(44)         See Cap Rock Ex. 304, at 6-7.

A utility is allowed to recover the costs of an item in its rate base when that item is “used and useful in rendering service to the public.”(45)  The Delinea System, during the test year, was not used and useful in rendering service to the public.  Rather, it appears that Cap Rock purchased the Delinea System for use in the future if Cap Rock’s expansion goals are met.  This is not a legitimate basis for an IOU to pass along such costs to its existing ratepayers.  Rather, this type of risk should be borne by shareholders, or by ratepayers only at the time it is shown that the cost was reasonable and necessary for providing service to them.  In this case, Cap Rock has not shown this.

In addition to the evidence above, the conclusion that the Delinea System is not necessary for providing service to existing ratepayers is also supported by the fact that the Delinea System was not entirely in operation during the test year and was still not fully in operation at the time of the hearing.  Rather, Cap Rock continued to use its old systems to perform billing and work orders.(46)  Even though the first portion of the Delinea System was placed in service in January 2003,(47) nearly 18 months later (as of July 30, 2004) only 50% of the Delinea System had been installed.(48)  Thus, during the test year, the Delinea System was not even completely operational (and it appears it was not necessary).  This presents another reason why the costs incurred for the Delinea System were not used and useful in rendering service to Cap Rock’s customers.  Because the Delinea System was only partially in operation, Cap Rock would not be able to recover the cost of the entire Delinea System even if it could show the purchase was reasonable and necessary.  Rather, even if the system were reasonable and necessary for providing service to ratepayers, only 50% (that portion of the system installed in the test year) of the costs would be recoverable.

(45)         P.U.C. SUBST. R. 25.231(c)(2).

(46)         Greenville Ex. 114.

(47)         OPC Ex. 2, at 8.

(48)         TCGA/St. Lawrence Ex. 3, at 141.

For the reasons stated above, the ALJs find that Cap Rock failed to prove that the Delinea System was reasonable and necessary and conclude that the cost of the system should not be included in Cap Rock’s rate base.  With respect to Cap Rock’s filing, this recommendation results in a reduction of $3,139,558 to rate base, $876,755 to depreciation and amortization, $1,648,000 to O&M expenses, and $1,244,214 in invested intangible plant for post-test-year adjustments.(49)  The costs of the Daffron and Cameo software systems in the respective amounts of $20,862 and $3,109 should be included and remain in Cap Rock’s rate base calculation because both the Daffron and the Cameo systems were used and useful during the test year.(50)

If the Commission disagrees with the ALJs’ recommendations and determines that some costs of the Delinea System are recoverable, then the included costs should be no more than 50% of the total cost of the Delinea System because during the test year only 50% of the Delinea System was used and useful.

B.                                    Transfer of Assets

Cap Rock proposes an adjustment to its transmission plant assets to remove $3,359,500 from rate base relating to the anticipated transfer of transmission assets, land, and land rights from Cap Rock to NewCorp.  No party contests this adjustment and the ALJs find it to be reasonable.  Therefore, the ALJs recommend the removal of $3,359,500 from Cap Rock’s rate base for the transfer of transmission assets to New Corp.

(49)         While the ALJs recognize that some amount of expense for Cap Rock’s IT functions (which have been outsourced to Delinea) would be reasonable, the ALJs cannot make a specific recommendation because the evidence in the record does not support any specific amount.  Cap Rock has not attempted to show a specific amount of reasonable expenses that have been avoided by outsourcing IT functions to Delinea.  Rather, Cap Rock attempted to prove that all of its Delinea expenses are reasonable–a proposition with which the ALJs do not agree.  Upon rejecting Cap Rock’s argument, the law is clear that the ALJs may not arbitrarily choose a lesser amount that might be reasonable in the absence of evidence to support such.

(50)         Greenville Ex. 114.

C.                                    Reclassification of Plant to O&M

Cap Rock seeks to reduce its distribution plant accounts in two ways: (1) by $43,121 to establish normal inventory levels for its service personnel; and (2) by $432,190 for reclassifying work orders from distribution plant accounts to maintenance accounts.(51)  The first adjustment—the inventory request for $43,121—is addressed in the Materials and Supplies section below.  Therefore, the ALJs focus their discussion now solely on the second, larger adjustment for reclassification of work orders.  Cap Rock argues that this reclassification is necessary because work orders had been incorrectly booked into plant accounts instead of O&M.  Cap Rock relies on the testimony of Mr. Rainey who reviewed the work orders and concluded they were improperly booked.  The impact of the reclassification of these work orders is to reduce rate base, but increase expenses by the same amount.  The net effect is a higher revenue requirement for Cap Rock and, thus, higher customer rates than would exist if the amounts are not reclassified.

Staff and intervenors contend that Cap Rock failed to support the basis for its reclassification adjustment and presented no evidence that the types of expenses it seeks to reclassify are normal, recurring expenses.  They argue that the testimony of Mr. Rainey is inadequate to justify the reclassification without more detailed evidence as to what the work orders actually represent.  Thus, Staff and intervenors assert that the amount of $432,190 should not be reclassified.  After considering the evidence presented, the ALJs find that Cap Rock appropriately reclassified and booked the expense as O&M.  In reaching this conclusion, the ALJs rely on the testimony of Mr. Rainey, whom they found to be a credible witness.

(51)         In its direct case, Cap Rock sought $598,329 for reclassifying work orders, of which $95,053 was booked as part of the increase in materials supplies inventory.  In its rebuttal case, Cap Rock corrected the request to $432,190 with a separate $43,121 as an increase in the materials supplies inventory. (Compare Cap Rock Ex. 4, at 18 and 26, to Cap Rock Ex. 303, at 37-38.)

As Mr. Rainey testified, he reviewed work orders during the test year and determined that certain work orders were related to O&M and not distribution plant.(52)  Although Staff and intervenors contend that Cap Rock was unable to show any underlying detail that the work orders it seeks to reclassify were for appropriate O&M expenses, the ALJs do not find that this level of detail is required.  Rather, Mr. Rainey’s testimony regarding his review of the work orders and their proper classification is adequate.  In the RFP, much of the reclassification is specifically for “maintenance of underground lines” and “maintenance of line transformers.”(53)  Mr. Rainey explained in his testimony that no additional detail was necessary because the problem was simply one of miscoding and did not involve a substantive change in Cap Rock’s treatment of the items.  Cap Rock closed, to plant accounts, certain work orders identified as “maintenance” during the test year.  This was a misclassification that was first detected in September 2002 and was corrected then and also in December 2002.  But, the miscoding continued without correction through parts of 2003.(54)

When Mr. Rainey reviewed the work orders, he determined that $432,190 of them were for maintenance work that had been improperly booked to plant, and this amount is the basis for the reclassification.(55)  The ALJs find that Mr. Rainey’s testimony adequately establishes that the reclassification is appropriate.  Accordingly, $432,190 should be reclassified from rate base to O&M.

D.                                    Accumulated Provisions for Depreciation and Amortization

1.                                      Software

The issue of depreciation and amortization for software is analyzed above in the Intangible Plant (Computer) section.  Because the ALJs recommend disallowance of the cost of

(52)         Cap Rock Ex. 303, at 35-37.

(53)         Cap Rock Ex. 8, at Schedule G-14c.

(54)         Cap Rock Ex. 303, at 36-37.

(55)         Cap Rock Ex. 303, at 37.

the Delinea System in rate base, the depreciation and amortization expense should also be reduced by $876,755.

2.                                      Self Insurance/Catastrophe Reserve

Cap Rock seeks to establish a catastrophe reserve fund in the total amount of $1,127,800, accrued over three years.  Cap Rock contends that a catastrophe reserve is necessary and reasonable for the provision of electric service and for the protection of its customers because there is currently no reserve that would be available in the event of a catastrophe.(56)  Cap Rock’s stated goal for creating the fund is to provide Cap Rock with funding so that if there were a severe, catastrophic storm it would have funds available to respond to the emergency.(57)

All intervenors and Staff oppose Cap Rock’s request to fund a catastrophe reserve.  They argue that (1) Cap Rock has not complied with the requirements necessary under the Commission’s rules for establishing a catastrophe reserve, (2) Cap Rock’s historical storm information does not support a finding that the proposed level of funding is reasonable, and (3) Cap Rock’s insurance evaluation is not independent or reliable.

(56)         Cap Rock’s Post-Hearing Brief, at 26.

(57)         Cap Rock Ex. 4, at 19.

Electric utilities are permitted by statute to self-insure for potential liability or catastrophic property loss.(58)  The Commission shall approve a self-insurance plan if it finds that the coverage is in the public interest, the plan is a lower cost alternative to commercial insurance, and ratepayers receive the benefit of the savings.(59)  To determine whether a self-insurance plan is in the public interest, the Commission requires the utility to present a cost-benefit analysis performed by a qualified independent insurance consultant that demonstrates that the cost of self-insurance is less than commercial insurance and that the ratepayers will receive the savings.  Furthermore, the cost-benefit analysis must provide a detailed analysis of the appropriate limits of self insurance, an analysis of the appropriate annual accruals to build a reserve account for self insurance, and the level at which further accruals should be decreased or terminated.(60)

After considering the requirements stated above, the ALJs conclude that Cap Rock has not shown the necessary prerequisites for a catastrophe reserve.  First and foremost, Cap Rock presented an insufficient cost-benefit analysis.  In its effort to comply with the requirement for a cost-benefit analysis performed by a qualified independent insurance consultant, Cap Rock simply provided an email from the company’s insurance agent indicating that insurance coverage for transmission lines is extremely difficult or impossible to obtain.(61)  Further, the agent opined, based on previous inquiries to insurers, that premiums for such coverage would be in the range of $500,000 annually, with a $1,000,000 deductible.(62)  This email was not prepared prior to the filing of Cap Rock’s RFP, but instead was prepared immediately before the contested case hearing in response to challenges raised in the prefiled testimony of the other parties to this case.  In its rebuttal brief, Cap Rock admits that this email is not a formal cost-benefit analysis, but it asserts that absent a reasonable alternative to self-insurance, there is no need to perform a

(58)         PURA § 36.064(a).

(59)         PURA § 36.064(b).

(60)         P.U.C. SUBST. R 25.231(b)(1)(G).

(61)         Cap Rock Ex. 303, at 41 and attachment JWR-R-6.

(62)         Cap Rock Ex. 303, at 41 and attachment JWR-R-6.

cost-benefit analysis.(63)

(63)         Cap Rock’s Reply Brief, at 27.

Cap Rock asserts that it should not have to comply with the Commission Rule requiring an independent cost-benefit analysis because there are no reasonable alternatives for insurance in the marketplace.  The ALJs disagree.  Cap Rock has failed to show through a cost-benefit analysis that there are, in fact, no reasonable commercial insurance alternatives.  If Cap Rock had hired an independent consultant to review the available insurance and that consultant had demonstrated that the only reasonable option was self-insurance, then Cap Rock might be able to show that a catastrophe reserve would be appropriate.  However, Cap Rock did not do that.  Instead, it appears that Cap Rock’s executives decided, upon reading the rate filing package elements, that a catastrophe reserve was something that could be requested in the rates.  As a result, Cap Rock requested the inclusion of a catastrophe reserve without the proper supporting documentation.(64)  This is evidenced by the fact that the only alleged “analysis” of insurance costs was prepared immediately before the hearing, and not prior to the time that a catastrophe reserve was initially requested.  Ultimately, without the proper independent insurance analysis, Cap Rock’s request fails to comply with Commission Rule and should be denied.

Moreover, Cap Rock’s history does not support the establishment of a large catastrophe reserve.  Cap Rock provided some data for the actual cost of storms that have occurred since 2002.  One storm caused damage in the amount of $352,250, while the other two storms caused damage of approximately $40,000 and $80,000.(65)  Although those storms caused Cap Rock to incur significant costs to repair damage, the total cost was nowhere near the large catastrophe reserve the company seeks in this case.  Cap Rock also included hypothetical storm scenarios that could occur in its service area.(66)  But, these hypothetical scenarios are speculative, unsupported, and insufficient to support Cap Rock’s request.  Ultimately, Cap Rock has simply not provided reliable data, consistent with the Commission’s rules, justifying its request for a catastrophe reserve for its operations.  For the reasons stated above, the ALJs recommend that

(64)         Greenville Ex. 5, at 135-136.

(65)         Staff Ex. 10.

(66)         Tr. Vol. 2, at 367-369.

Cap Rock not be entitled to create a catastrophe reserve and the proposed adjustments to create and account for the catastrophe reserve should not be allowed.(67)

(67)         The adjustments proposed by Cap Rock include an increase of $375,900 in expenses and related rate base reductions over a period of three years to allow for the creation of the catastrophe reserve.

E.                                      Construction Work in Progress

In its direct case, Cap Rock included $1,250,516 of construction work in progress (CWIP) in its rate base.(68)  Cap Rock has subsequently decided that the costs should have been excluded, and it is no longer requesting any amount of CWIP in its rate base.(69)  No parties dispute this removal of CWIP by Cap Rock and the ALJs find that this adjustment is appropriate.  Thus, CWIP costs should not be included in Cap Rock’s rate base.

F.                                      Materials and Supplies

Cap Rock is requesting a total of approximately $164,700 in rate base for materials and supplies.  This total consists of (1) the $43,121 reduction to plant in service mentioned in the Reclassification of Plant to O&M in the section above, (2) $26,500 in actual recorded investment in materials and supplies during the test year, and (3) another $95,053 that Cap Rock proposes to remove from O&M and include in inventory.(70)  Pioneer is the only intervenor who has challenged the request.  Pioneer recommends that inventory only in the amount of $26,513 be included in Cap Rock’s rate base.(71)

(68)         Cap Rock Ex. 8, Schedule A-1; Cap Rock Ex. 4, at 10.

(69)         Cap Rock Ex. 303, at 38.

(70)         Cap Rock Ex. 8, Schedule A-2, at 3.

(71)         Pioneer Ex. 1, at 95.

Cap Rock asserts that it performed a physical review of the materials and supplies it maintains in its vehicles and yard to determine the value of the materials currently available.  As a result of the inventory, Cap Rock adjusted its test year actual inventory of $26,500 by $138,200 to reach its total $164,700.(72)  Cap Rock argues that its physical review provided a more accurate accounting of the items and that its requested inventory level is more accurate than previously recorded.

In response, Pioneer argues that the adjustment is more than five times the historic test year 13-month average and has not been adequately justified.  In particular, Pioneer points out that there has been no showing of any efficiency or cost-saving benefit of including additional inventory nor has there been a detailed showing of what the underlying inventory additions include.(73)  Without a more detailed showing, Pioneer argues that Cap Rock has not justified such a large adjustment to inventory levels.

The ALJs find that Cap Rock has failed to meet its burden to show that the increase in its inventory level from $26,513 (the test year average) to $164,700 is justified.  Cap Rock increased its inventory request because, after a survey, it purportedly found additional inventory in its service yards and on its trucks.  However, this assertion by Cap Rock is not supported by persuasive evidence detailing, or even summarizing, the items that supposedly should be reclassified from O&M to materials and supplies inventory.  Mr. Rainey testified to this adjustment, but he did not conduct the review himself nor did he provide any detail about the adjustments sufficient to allow the ALJs to conclude that the adjustments are correct.  Rather, Mr. Rainey simply relied on the inventory determinations provided to him by other Cap Rock employees.  While such a method may  be reasonable in most circumstances, it is questionable when the outcome is to increase inventory levels more than five-fold over historic 13-month averages.  For such a significant adjustment above normal averages, Cap Rock should provide

(72)         Cap Rock Ex. 8, Schedule A-3, at 2.

(73)         Pioneer Ex. 1, at 94-95.

enough detail to justify the adjustment.  In this case, it simply did not.

Moreover, Cap Rock did not provide any reasonable explanation as to why it would be appropriate to have a significantly larger amount of inventory available.  Because Cap Rock has not adequately shown that its inventory calculations are supported nor has it provided a reasonable basis for maintaining an inventory level significantly higher that the historic test year average, the ALJs find that the test year actual investment in inventory, in the amount of $26,513, should be included in rate base, but that Cap Rock’s request for an additional $138,200 should not be included.

G.                                    Prepayments

Cap Rock is requesting $333,000 in prepayments related to prepaid insurance, prepaid taxes, and other items.(74)  Greenville witness Michael Arndt testified that these payments should not be included in the rate base because Cap Rock failed to perform a cash working capital study (also referred to as a lead-lag study).  Further, in its briefing, Greenville asserts that Cap Rock failed to provide any evidence as to why the prepayments are reasonable.(75)  Other than these general assertions, the parties present very little argument on this issue.

The ALJs note that, pursuant to Commission rules, prepayments are permitted as a “working capital allowance” apart from that permitted as “cash working capital.”  This point is seemingly misunderstood by Mr. Arndt, who apparently considers prepayments in the same category as cash working capital, when in fact prepayments are not grouped into cash working capital under the Commission’s rules.  While a lead-lag study is required for those amounts included as cash working capital (but only when seeking an amount other than the standard 1/8 cash working capital allowance) pursuant to P.U.C. SUBST. R. 25.231(c)(2)(B)(iii), Cap Rock is

(74)         Cap Rock Ex. 8, at Schedule E.

(75)         Greenville Initial Brief at 54.

not suggesting that the prepayments be included as cash working capital.  Rather, Cap Rock is simply suggesting that prepayments be included as working capital pursuant to P.U.C. SUBST. R. 25.231(c)(2)(B)(ii).  Therefore, the lead-lag study suggested by Mr. Arndt is clearly unnecessary.

Greenville’s argument that the prepayments were not shown to be reasonable, however, does give the ALJs pause.  But no parties contend that the prepayments were not legitimately made for taxes, insurance, etc.  Nor have any parties asserted any specific impropriety regarding the prepayments.  Rather, Greenville simply asserts that Cap Rock has not shown the prepayments were actually necessary.  This assertion is true, in that Cap Rock has not fully explained why it made the prepayments.

Ultimately, the Commission could decide this issue either way.  Cap Rock submitted schedules indicating the amount of prepayments made and relied on the average of its 13-month prepayment balance for inclusion in its rate base.  The Commission has used a 13-month average as an acceptable method to calculate prepayments in the past.  Because no parties have disputed that the payments were made, and there is no indication of any impropriety in the payments, the ALJs find that Cap Rock should be able to include these prepayments of $333,000 in the rate base.

H.                                    Short-Term Investments

Cap Rock originally included a 13-month average of its short-term investments in the amount of $9,736,860 in its proposed rate base.  Cap Rock has subsequently eliminated this amount from its rate base.(76)  No parties disagree with Cap Rock’s removal of this amount and, therefore, the amount is properly excluded.

(76)         Cap Rock Ex. 303, at 39.

I.                                         Working Cash Allowance

The Commission’s rules set out two methodologies for calculating a working cash allowance.(77)  One method is a calculation of 1/8 of O&M, excluding amounts charged to O&M expense for materials, supplies, fuel, and prepayments.(78)  This is the method adopted by Cap Rock and no parties dispute its use.  However, because Cap Rock, Staff, and intervenors request different O&M items, the total amount of working cash allowance differs among the parties.  The ALJs agree that the methodology specified in  P.U.C. SUBST. R. 25.231(c)(2)(B)(iii)(II) should be followed once final O&M is determined by the Commission.  Although the final working cash allowance amount will not be determined until the Commission’s final order deciding what is included in Cap Rock’s O&M expenses, a proposed working cash allowance amount (based on the ALJs’ recommendations in this PFD) is included in the number-running figures attached.

J.                                      Customer Deposits

In its initial RFP, Cap Rock included customer deposits in its rate base.  Cap Rock subsequently agreed with Staff and intervenors to remove the customer deposit amounts from its rate base.  Cap Rock proposes to reduce its rate base by $610,350 based on the 13-month average of customer deposits on its books.(79)  Staff and Pioneer assert that the total amount of $651,929 should be reduced from rate base.  This was the amount on Cap Rock’s books at the end of the test year in September 2003.(80)  Staff asserts that the Commission has a long-standing policy of using the test year end balance of customer deposits and not a 13-month average.(81)  The ALJs

(77)         P.U.C. SUBST. R. 25.231(c)(2)(B).

(78)         P.U.C. SUBST. R. 25.231(c)(2)(B)(iii)(II).

(79)         Cap Rock Ex. 303, at 39.

(80)         Cap Rock Ex. 8, at Schedule E-3.

(81)         Staff Initial Brief at 32, citing Application of Lamb County Electric Cooperative, Inc. for Authority to Increase Rates within Castro, Hale, Lamb, Hockley, Cochran, and Bailey counties, Docket No. 3270, 6 PUC BULL. 273 (Oct. 1, 1980).

agree that it is more appropriate to use the test year end balance rather than a 13-month average.  Thus, the ALJs conclude that Cap Rock’s rate base should be reduced by $651,929 for the removal of customer deposits on Cap Rock’s books at the end of the test year.

K.                                    Accumulated Deferred Income Taxes

 There is some lack of clarity regarding Cap Rock’s calculation of accumulated deferred income taxes and the evidence and the parties’ arguments do little to make the issue clearer.  In its initial RFP, Cap Rock calculated its accumulated deferred income taxes to be $2,681,700.(82)  In its rebuttal case, Cap Rock reduced its calculation to $2,274,728,(83) although some schedules show an additional adjustment reducing it further to $2,266,000.(84)  Mr. Tucker explained that there was a mistake on Schedule G-15, which accounted for the difference between the original RFP and the rebuttal amount of $2,274,728.(85)  Pioneer and Greenville assert that Cap Rock has not given an adequate explanation or underlying support for the change from the amount requested in the RFP and the amount requested in the rebuttal case.  It is unclear from its brief whether Staff actually challenges the reduction from the RFP amount, or simply challenges the unexplained additional reduction to $2,266,000 shown on some of the schedules.

(82)         Cap Rock Ex. 8, at Schedule G-15.

(83)         Cap Rock Ex. 303, at 38.

(84)         Cap Rock. Ex. 303, at schedule JWR-R-2.

(85)         Cap Rock Ex. 304, at 38.

After considering the sparse record on this, the ALJs conclude that $2,274,728 is the most appropriate calculation of accumulated deferred income taxes.  Cap Rock adequately explained that its changes were due to the fact that the original calculation did not include the total amount of test year change in timing differences.  Once Mr. Tucker included these amounts, he determined that accumulated deferred income taxes would be $2,274,728.  No parties presented evidence directly controverting this determination.  At most, some of the parties allege that Mr. Tucker’s explanation is inadequate.  The ALJs do not agree and find that Mr. Tucker’s explanation is adequate to support the change.  However, the ALJs do agree that the reduction to $2,266,000 shown on some of the schedules has not been supported by any explanation and should not be included.  Therefore, the ALJs find that $2,274,728 is the best calculation of accumulated deferred income taxes and should be used in determining rate base.

L.                                     Patronage Capital

Numerous parties contend that Cap Rock owes its former cooperative members (most of whom are still customers) a minimum of $4.7 million for patronage capital that Cap Rock had in NewCorp at the time that Cap Rock was converted to an IOU.(86)  Greenville contends that this amount should be amortized as a cost of service adjustment over a period of two years and that a corresponding reduction in rate base be made at the end of the two-year period.  Other parties argue that the patronage capital be treated as imputed revenue for a two-year period.  Either way, most of the intervenors argue for some adjustment to reflect the patronage capital that Cap Rock had in NewCorp at the time of Cap Rock’s conversion from a cooperative to an IOU.(87)

(86)         The evidence is conflicting on whether there was $4.7 million or $7.9 million in patronage capital.  For our purposes, the ALJs assume the undisputed minimum amount of $4.7 million.

(87)         To be clear, at issue is the patronage capital Cap Rock had in NewCorp, not the patronage capital that Cap Rock’s members had in Cap Rock.  Ultimately, however, Cap Rock’s patronage capital in NewCorp would naturally have flowed through to Cap Rock’s members.

To understand this issue more fully, it is important to look at the history of Cap Rock and NewCorp.  Cap Rock formed NewCorp as an electric cooperative in 1996, while Cap Rock itself was still a cooperative.  Cap Rock transferred various assets to, and was the sole member in, NewCorp.  Under its bylaws, NewCorp was supposed to account for and maintain a record of membership patronage equity at the end of each fiscal year.  It is undisputed that NewCorp did not do this and, therefore, there was not a clear annual accounting record of the amount of equity that Cap Rock had in NewCorp.

In 2001, Cap Rock converted from a cooperative to an IOU.  As part of that conversion process, cooperative members were given three options for distribution of their patronage capital in Cap Rock.  They could accept (1) stock in the newly-created IOU; (2) monetary credits to future bills; or (3) cash payments.  In accepting one of these options, the cooperative members were purportedly giving up their interest in the cooperative’s assets.  The conversion process was completed and Cap Rock is now operating as an IOU.

During the conversion, though, there was no formal notice, other accounting of, or disclosure to the cooperative members of the value of Cap Rock’s patronage capital in NewCorp.  The intervenors argue that this violated NewCorp’s bylaws.  Further, they argue that notice and an accounting of the patronage capital in NewCorp was a necessary prerequisite for Cap Rock’s cooperative members to vote on the conversion process and/or to make their election as to how they wished to receive the return of their patronage capital in Cap Rock.  Greenville also presents a detailed analysis of why Cap Rock, when it was a cooperative, could not lawfully transfer its cooperative membership in NewCorp to the Cap Rock IOU.  Instead, Greenville argues that the transfer of the cooperative’s CCN to the Cap Rock IOU resulted in the dissolution of the cooperative and required a distribution of the cooperative’s assets (including the patronage capital in NewCorp) to the cooperative’s members.  This distribution did not occur and the intervenors argue that Cap Rock simply kept for its shareholders the $4.7 million in patronage capital in NewCorp.  Therefore, they argue, Cap Rock should now be required to account for this amount to its customers.

Cap Rock responds by arguing that the law does not require NewCorp to distribute any  patronage capital to Cap Rock and, as such, Cap Rock’s customers or former cooperative members currently have no legal entitlement to it.  Further, Cap Rock asserts the value of the capital is like any other asset of Cap Rock and the cooperative members’ rights in it ended at the conversion when the cooperative members received either stock, cash, or bill credits for their equity.  Cap Rock disagrees with Greenville’s assertion that the cooperative’s membership in NewCorp could not be transferred to the IOU, arguing that this is simply a collateral attack on the conversion process that has already been finalized.

The ALJs do not discuss the parties’ positions in greater detail at this time because such is not essential to the ALJs’ ultimate recommendation.  The ALJs agree that, at first blush, NewCorp and Cap Rock’s actions appear to have been improper and may have violated their own bylaws and/or the utility laws of Texas, resulting in potential benefits to Cap Rock’s shareholders at the expense of its former cooperative members.  However, the ALJs conclude that none of these matters are relevant to the issues before the Commission in this rate-making proceeding.  Essentially, the intervenors are attempting to turn this rate-making case into a “catch-all proceeding” to address many of the intervenors’ other disputes with Cap Rock.  That is not proper, and the ALJs do not believe that notice or jurisdiction are sufficient in this case to encompass all of these issues.  Rather, the intervenors need to avail themselves of other forums and/or separate proceedings to resolve many of these disputes—particularly those relating to patronage capital in NewCorp.

Specifically, to the extent that Greenville claims that Cap Rock’s members were not notified of the patronage capital in NewCorp, that is essentially a challenge to the conversion vote process and should be addressed in such a manner, not through this rate proceeding.  Similarly, if Greenville contends that NewCorp has not been following the Electric Cooperative Corporation Act  and is not lawfully operating as a cooperative, that is properly the subject matter of a complaint with the Commission or a legal proceeding initiated in the courts of this state.  If Greenville asserts that Cap Rock’s cooperative membership interest in NewCorp could not be transferred as part of the conversion process, then essentially that asset remains in NewCorp and the parties who believe they have an interest in it (i.e., Cap Rock’s former cooperative members) should bring an action against NewCorp to recover it.  The law is clear that NewCorp is not required to distribute patronage capital to its members and has not distributed any such capital to Cap Rock.  Even if the patronage capital had been improperly distributed to Cap Rock, the remedy is not necessarily to give current customers the benefit of such asset, but arguably rather for the rightful owners (i.e., Cap Rock’s former cooperative members at the time of the conversion) to bring an action to recover the asset.

In all respects, the ALJs conclude that the intervenors’ arguments regarding Cap Rock’s patronage capital in NewCorp—regardless of whatever merit such claims may have—are not properly a matter that can be addressed as an offset to rate base or a revenue imputation in this rate-making proceeding.  Therefore, the ALJs decline to recommend any adjustments to revenues or rate base in regard to such patronage capital.

V.  RATE OF RETURN

Cap Rock requests that the Commission allow it to earn an overall weighted rate of return of 7.286%, which is based upon (1) a hypothetical capital structure consisting of 60% debt and 40% equity; (2) a cost of debt of 4.31%; and (3) a return on common equity of 11.75%.  All other parties oppose Cap Rock’s request and argue that a lower weighted rate of return is appropriate.  The other parties’ proposed rates of return are different, generally ranging between 5% and 6%.  After considering the evidence and arguments of the parties, the ALJs recommend that the Commission allow Cap Rock to earn an overall weighted rate of return of 5.54%.

The proper method for determining Cap Rock’s overall weighted rate of return involves combining and averaging Cap Rock’s cost of debt (i.e., the interest it pays on its debt) and the rate of return shareholders are entitled to earn on common equity in the company.  In reaching different proposed rates of return, the parties mainly differ on the appropriate capital structure to be used for Cap Rock and on the proper rate of return on common equity.  These issues and other matters related to the rate of return determination are discussed below.

A.                                    Capital Structure

One of the key components used to determine Cap Rock’s overall weighted rate of return is its capital structure.  Cap Rock’s capital structure during the test year consisted of approximately 83% debt and 17% equity.  As of March 2004 it was approximately 84% debt and 16% equity.  Staff and most of the intervenors argue for using one of these two actual capital structures in calculating an appropriate rate of return.

On the other hand, Cap Rock asserts that neither of these capital structures is reasonable nor would they allow Cap Rock to attract new equity investment.  So, to calculate its requested rate of return, Cap Rock proposes using a capital structure of 60% debt and 40% equity.  This “60/40” proposed capital structure is the same as that used by the Commission in Docket No. 22344 in establishing a generic hypothetical capital structure for all Texas transmission and distribution utilities (TDUs) during the unbundling process and transition to electric competition.(88)  Cap Rock argues that the Commission’s precedent and policy from that docket should apply to this case because one of the Commission’s goals was to simplify rate-making proceedings by setting a statewide capital structure.  Cap Rock asserts that it will not be able to attract new capital if its actual capital structure is utilized, rather than the Commission’s 60/40 model structure, because the resulting lower rate of return would not account for the higher risk level associated with Cap Rock’s smaller size and ongoing regulatory risks.

(88)         Generic Issues Associated with Applications for Approval of Unbundled Cost of Service Rate Pursuant to PURA § 39.201 and P.U.C. SUBST. R. 25.344, Docket No. 22344, Order No. 42 (Dec. 18, 2000).

In response, the intervenors argue that Cap Rock should not be allowed to reap the benefit of increased returns when its existing capital structure does not justify it.  They note that using Cap Rock’s proposed capital structure would result in an additional $3 to $5 million that ratepayers will have to pay in rates above what they would pay if the actual capital structure were used.  This would result in granting Cap Rock an “excessive return on equity.”  The intervenors point out that the 60/40 capital structure used by the Commission in Docket No. 22344 was solely for the issues raised in that docket and has not been adopted as a rule to be applied in all other dockets.  Staff points out that even if the order in Docket No. 22344 applied to Cap Rock, it would do so only if Cap Rock were actually going through an unbundled cost of service proceeding (UCOS) because the order adopting the 60/40 capital structure indicated it was limited to use in UCOS proceedings.  This is not a UCOS proceeding.  Further, Staff notes that PURA requires an individualized determination of a company’s capital structure in rate-making proceedings.  Staff points out that the circumstances of the TDU unbundling docket were unique and disputes that the Commission’s action in using a hypothetical capital structure to simplify that process is applicable in this case—where there are no unbundling issues and there is an existing capital structure that can be used in rate-setting.

The ALJs agree that it is improper to use a hypothetical 60/40 capital structure in determining Cap Rock’s appropriate overall rate of return.  First, the ALJs conclude that Commission precedent does not require it.  Although the Commission set a 60/40 capital structure for the generic UCOS cases, that capital structure was to be used solely for unbundled TDUs.(89)  Moreover, the Commission was attempting to assign a capital structure to previously regulated utilities, with the recognition that the newly deregulated and unbundled entities were unique.  Cap Rock is entirely distinguishable from the TDUs involved in the UCOS proceedings in that it has gone from being unregulated to regulated, has an existing capital structure that can be used, and is not an unbundled TDU, but rather

(89)         Docket No. 22344, Order No. 42 at 8-9 (Dec. 18, 2000)(“First, these decisions are made for ratemaking purposes for the newly unbundled TDUs during the transition period . . .”).

simply provides retail electric service.  For these reasons, the ALJs find that the Commission’s adoption of a 60/40 capital structure in the UCOS cases does not apply to this case.

Having determined that Commission precedent does not require the use of a hypothetical 60/40 capital structure, the ALJs now turn to whether it would otherwise be appropriate to adopt such a capital structure for Cap Rock.  The ALJs conclude it would not.  Such an action would unfairly grant Cap Rock an excessive rate of return on its actual equity.  For example, if Cap Rock’s proposed 60/40 capital structure were used, its requested return on equity of 11.75% would  actually be in excess of 20% for its existing equity,(90) clearly an excessive rate of return for Cap Rock’s shareholders.  Interestingly enough, with the significant stock grants given to Cap Rock’s management, they would stand to disproportionately benefit from a higher rate of return on their stock (equity).(91)  This would be inappropriate.

While Cap Rock argues that it needs a higher rate of return to attract investors and obtain new equity investment, Cap Rock’s existing capital structure is of its own making.  Cap Rock has incurred significant amounts of debt to pay for failed business ventures, inappropriately high executive compensation, and poor management.  Cap Rock’s management decided to convert from an electric cooperative to an IOU and, in so doing, returned more than $18 million in equity to former cooperative members through cash or cash equivalents, further incurring debt and/or reducing equity.  Moreover, the conversion process itself was expensive, resulting in significant costs that the company had to bear.

(90)         Cap Rock seeks a total return of 7.286%.  To get to this overall weighted rate of return using Cap Rock’s actual capital structure at the end of the test year of 16.52% equity, the return on equity would have to be nearly 23%. Greenville Ex. 3, at 24 (Greenville witness David Parcell used a capital structure consisting of 15.8% equity—Cap Rock’s structure at the time of the hearing—but the result is nearly the same using the 16.52% equity figure).

(91)         In fact, Cap Rock insiders control approximately 40% of all outstanding Cap Rock stock.  TCGA Ex. 3, at depo. p. 48.  (Some of this stock is in the shareholder trust controlled by Cap Rock management, who would not receive any direct financial benefits from the stock held by the trust.)

The ALJs agree that it would be better for Cap Rock, as an IOU, to obtain a more balanced capital structure.  And, a lower rate of return does hamper that to some degree.  Under other circumstances, where company management had demonstrated good decision-making and efficient and prudent management decisions and operations in the past, it might be warranted to assign the company a more beneficial capital structure with the understanding that such was necessary to attract new equity investment.  In this case, though, much of Cap Rock’s weak financial condition is due to poor quality of management and Cap Rock has lost significant amounts of money as a result of either the conversion process or numerous failed ventures.  As such, it would be contradictory to essentially “reward” management with an actual return on equity of over 20%, with the hope that this will allow Cap Rock to attract new equity investors.  The answer to Cap Rock’s difficult financial situation is not to simply give Cap Rock’s management more money, but rather to design a rate structure that is fair under the circumstances with the understanding that Cap Rock’s management will have to act prudently and operate more efficiently to improve Cap Rock’s financial situation.

Therefore, in determining Cap Rock’s overall weighted rate of return, the ALJs see no reason to use a hypothetical capital structure when Cap Rock’s actual capital structure is known and may be used.  Any resulting financial hardship borne by that capital structure may mean that Cap Rock has to operate more efficiently, avoid unnecessary expansion efforts, and reduce overhead expenditures, such as executive compensation, but it should not threaten its ability to operate as an ongoing electric utility, and it will result in a fair rate of return.  Accordingly, the ALJs recommend that the Commission use Cap Rock’s capital structure at the end of the test year of 83.48% debt and 16.52% equity in determining an appropriate overall weighted rate of return.(92)

(92)         This is Cap Rock’s actual capital structure at the end of the test year and is the capital structure recommended by Staff expert Slade Cutter.  Staff Ex. 3A, at 5.

B.                                    Cost of Debt

Cap Rock’s actual cost of debt is 4.31%.  No parties dispute this nor do any parties disagree that this is the appropriate figure to use in calculating Cap Rock’s weighted rate of return.  Therefore, the ALJs agree that, in determining Cap Rock’s overall weighted rate of return, the cost of debt rate is 4.31%.

C.                                    Return on Equity

1.                                      Parties’ Arguments

As noted previously, the overall weighted rate of return consists of two components: the cost of debt and the rate of return on equity.(93)  The parties differ on the appropriate method for determining the interest rate that should be allowed as a return on equity.  To come up with a recommended return on equity, Cap Rock’s expert, Dr. Olson, applied a discounted cash flow (DCF) analysis to a group of combination gas and electric utilities (proxy group) that he deemed most comparable to Cap Rock.  His DCF analysis involved determining the dividend yields and the growth rates for the proxy group.  The divided yield for the proxy group ranged between 3.27% and 5.42%, with a median of 4.65%.  The median growth rate for the proxy group was 3.8%, and Dr. Olson expanded this to encompass a range from 3.50% to 4.00%.  Then, Dr. Olson took the 4.65% median dividend yield, added the 3.50% to 4.00% growth rate, factored in a yield adjustment factor, and concluded that the required investor return for these comparable companies would be between 8.23% and 8.74%.(94)

Next, Dr. Olson conducted a risk premium analysis, which measures how much

(93)         The phrases “cost of equity” and “return on equity” are used interchangeably by the ALJs in this PFD.  This is consistent with the usage by the parties and their experts throughout this proceeding.

(94)         See Cap Rock Ex. 3, at 22-23 for a more detailed explanation and a chart showing Dr. Olson’s calculations.

higher the rate of return on stocks should be in comparison to bonds to account for the greater risks associated with equity investment versus debt investment.  From conducting this analysis, Dr. Olson concluded that the appropriate equity return would be 12.6%, but Dr. Olson expanded it to encompass a range between 12.25% and 12.75%.(95)  After comparing the DCF numbers to the credit risk premium calculations, and accounting for risk factors associated with Cap Rock, Dr. Olson concluded that the proper return on equity for Cap Rock was in the range of 11.50% and 12.00%.  For purposes of a specific recommendation, he settled on 11.75% as the proper rate of return on equity to use in calculating the overall weighted rate of return.

(95)         Cap Rock Ex. 3, at 23-24.

Staff used two methods for determining an appropriate return on equity: the DCF method and the capital asset pricing model (CAPM).  Staff’s expert, Slade Cutter, concluded that the DCF method resulted in a required return of between 8.46% and 11.16%, with a mean of 9.57%.  The CAPM analysis produced a range of 9.01% to 10.33%, with a mean of 10.00%.  Because Mr. Cutter concluded that Cap Rock would not be given an investment-grade rating, he agreed that a credit risk premium should be added to the estimated cost of equity.  Adding the risk premium to his DCF and CAPM calculations resulted in an expected cost of equity of between 11.57% and 12.40%.  Because Cap Rock’s proposed return on equity of 11.75% fell within this range, he found Cap Rock’s proposed figure to be reasonable.

The various intervenors disagree with Cap Rock and Staff’s proposed return on equity of 11.75%, and instead propose a rate of return on equity between 9.50% and 10.50%.  Greenville witness Parcell used three methods to determine an appropriate return on equity: (1) a DCF method that resulted in an 8.5% return; (2) a CAPM method that resulted in a 9.7% to 10.5% return; and (3) a  comparable earning analysis that resulted in a 10% return.  Ultimately, Mr. Parcell recommended a return on equity in the range of 9.5% to 10.5% (at the higher end of his calculations) in recognition of Cap Rock’s lower equity ratio.

OPC’s expert witness, Dr. Carol Szerszen, also used a DCF analysis and a risk premium analysis.  Her DCF calculations produced a cost of equity of 8.91% to 9.24%,(96) and her risk premium analysis resulted in a 9.51% cost of equity.  Ultimately, she recommended that a 9.5% return on equity be used in calculating Cap Rock’s overall weighted rate of return.

(96)         Her initial DCF calculations showed a return on equity of 8.88% to 9.21%; however, she updated her calculations to utilize more recent data and revised her calculations slightly upward accordingly.  OPC Ex. 3, at 17.

When using comparable methods, the parties generally reached similar results.  For example, under a DCF analysis, Cap Rock’s expert calculated return on equity at 8.23% to 8.74%; Greenville’s expert calculated it at 8.50%; OPC’s expert calculated it at 8.91% to 9.24%; and Staff’s expert calculated it at  8.46% to 11.16%.  Using a CAPM analysis, Staff’s expert produced a range of 9.01% to 10.33% while Greenville’s expert calculated it at 9.70% to 10.50%.  Ultimately, the main difference arose when making risk premium adjustments to account for the risk associated with Cap Rock.

Cap Rock’s expert conducted a full risk premium analysis that resulted in a return on equity of between 12.25% and 12.75%, far above his DCF calculations of between 8.23% and 8.74%.  Dr. Olson concluded that it would be appropriate to use a figure between his DCF calculations and the risk premium analysis range, conceding that his ultimate selection of 11.75% was purely a judgment call based on considerations such as the size of the company, the effect of possible takeover considerations of comparable companies on their DCF figures, and the Commission’s use of 11.25% as the appropriate rate of return on equity in Docket No. 22344.  He conceded that different experts would reach different conclusions and that it was impossible to fully quantify these calculations.(97)

Although they got there by a different means, Staff also made a special risk adjustment that raised the proposed return on equity above what it otherwise would be through a straightforward DCF or CAPM analysis.  Specifically, Staff’s expert found it appropriate to add between 2.00% and 2.40% to its DCF and CAPM calculations as a risk adjustment, because of Cap Rock’s more risky financial situation (as evidenced in part by its high debt-to-equity ratio).  It was only by doing this that Mr. Cutter got to the 11.75% figure requested by Cap Rock.(98)

(97)         Tr. Vol. 2, at 235-36.

(98)         Tr. Vol. 5, at 835-38.

The intervenors point out numerous alleged flaws in the risk adjustments made by Cap Rock and Staff.  First, they assert that Dr. Olson could not quantify and objectively justify his decision to use 11.75% as a recommended cost of equity.  They argue that his risk premium analysis was so far above his DCF calculations as to raise serious questions as to the reliability of his risk premium figures.  Further, Greenville expert Parcell identified numerous problems with Dr. Olson’s use of data from 1996-2002 as proxy for current risks and costs of capital.

As for Staff’s expert, intervenors disagree with the assumption underlying his risk premium adjustment.  Mr. Cutter’s adjustment was based on Cap Rock’s poor financial situation (as evidenced by its high debt)—a situation caused by Cap Rock’s management and for which, the intervenors argue, Cap Rock should not now benefit.  Rather, intervenors assert that no special risk adjustment should be made to the DCF or CAPM calculations for Cap Rock’s financial condition because it would reward poor past management.

2.                                      ALJs’ Analysis

After considering the arguments presented, the ALJs recommend that the Commission apply Staff’s recommended rate of return on equity of 11.75%.  Most parties agree with Staff’s expert’s calculations, but disagree with his application of a credit-risk premium adjustment.  Although the credit-risk premium adjustment is due, to some degree, to Cap Rock’s heavy debt load—which was caused, in part, by Cap Rock’s past management decisions—the ALJs do not agree that the use of a credit-risk premium adjustment unfairly rewards poor past management.  In calculating a rate of return on equity, the Commission is trying to approximate what comparable equity investments would earn and what rate of return is sufficient to match going market rates.  This analysis should first be done in a straightforward manner using sound financial principles, without regard for other non-financial factors—such as the quality of management—because

PURA § 36.052 provides the means to review those considerations separately in ultimately adjusting an overall rate of return upward or downward.(99)  So, in trying to determine what the proper return on equity would be, the ALJs limit their focus solely on attempting to discern what companies comparable to Cap Rock achieve in return on equity.

In conducting this analysis, it is a sound financial practice to make an adjustment for credit-risk factors if such adjustments are warranted by Cap Rock’s financial situation.  In this case, the ALJs conclude they are and also conclude that Staff’s methodology adequately accounts for such credit-risk factors, while the intervenors’ various calculations do not.

(99)         This issue is different than the capital structure issue.  In regard to the capital structure, Cap Rock seeks to use something other than the actual capital structure of the company.  So, in analyzing Cap Rock’s request, the ALJs determined whether equitable and other considerations justified Cap Rock’s request.  By necessity, this involved some discussion of Cap Rock’s past management practices.  In regard to determining a return on equity, though, the analysis should be based simply on the financial factors utilized in determining the rate of return a comparable company would earn.

In making his credit-risk premium adjustment, Staff expert Slade Cutter first determined that Cap Rock would not warrant an investment-grade rating if it were to issue bonds.(100)  In his opinion, Cap Rock’s bond rating would likely be close to BB.  Next, Mr. Cutter attempted to approximate the difference in yields between investment-grade bonds and below-investment-grade bonds. He reviewed the S&P Bond Guide and determined that the yield difference between BBB-rated bonds (investment-grade) and BB+-rated bonds (below-investment-grade) in 2003 was approximately 2%.(101)  Finally, he looked at the yields of comparable utilities in the investment-grade and below-investment-grade categories and used a linear regression analysis to account for differences in maturity dates.  In conducting this analysis, he concluded the average yield difference between investment-grade bonds and below-investment grade bonds (closest to what Cap Rock’s rating was estimated to be) was 2.2%.  From this, then, he developed a range of 2.0% to 2.4% for his credit-risk premium, concluding that this accurately reflected the additional return an investor would require to invest in Cap Rock, given its credit-quality risk.(102)  The ALJs find his testimony to be credible and his analysis to be reliable.

On the other hand, OPC witness Dr. Carol Szerszen testified that she conducted an analysis that accounted for risk factors by reviewing the time period from 1998-2003 to determine the difference between the industry average return on equity and the average yield on BBB-rated utility bonds.  But, Dr. Szerszen’s “risk” analysis really measured something entirely different than Mr. Cutter’s analysis.  Dr. Szerszen focused on the difference in risk between stocks and bonds, while Mr. Cutter focused on the specific risk associated with Cap Rock’s financial position in comparison to peer companies.  Dr. Szerzsen’s failure to account for Cap Rock’s specific risks makes her calculations less reliable

(100)       Using the S&P Rating System, a rating of BBB- is the lowest rating usually considered “investment-grade.”  After that, the ratings for bonds that are below investment-grade go in the following descending order: BB+, BB, BB-, B+, B, B-, CCC+, etc.

(101)       Staff Ex. 3A, at 26.

(102)       See Staff Ex. 3A, at 22-26 and Schedule SC-6, for a full discussion of Mr. Cutter’s methods and calculations.

than Mr. Cutter’s.

This difference in reliability is further evidenced by her methodology. In conducting her analysis, Dr. Szerzsen concluded that the average difference between the industry average return on equity and the BBB-rated bond yield was 2.91% over the period 1998-2003.  When this 2.91% difference was added to the average 6.6% BBB-rated bond yield used by Dr. Olson, it resulted in an overall return on equity of 9.51%.  Therefore, Dr. Szerszen concluded that a return on equity of less than 10% was appropriate. However, when making this adjustment, Dr. Szerszen’s analysis is based on bonds rated as investment-grade (BBB-rated), whereas Mr. Cutter concluded that Cap Rock would not warrant an investment-grade rating.  The ALJs agree with Mr. Cutter’s conclusion on this and, therefore, find that Dr. Szerszen’s recommendation is not persuasive in determining a return on equity for Cap Rock.  Rather, to be more helpful, Dr. Szerszen’s analysis should have been focused on the yields and equity returns of other companies with below-investment-grade ratings.

Similarly, no other intervenor experts properly accounted for Cap Rock’s unique financial situation in attempting to determine what a comparable return on equity would be for Cap Rock.  Such an adjustment is appropriate given Cap Rock’s high debt and other financial circumstances.  Therefore, because only Mr. Cutter fully accounted for this in calculating an appropriate return on equity and because the ALJs find his method reasonable, they conclude that his recommendation of an 11.75% return on equity is appropriate.  Moreover, it is not out-of-line with past Commission precedent, which has allowed an 11.25% return on equity in other recent utility proceedings.

D.                                    Financial Integrity

Cap Rock argues that one of the principal goals of determining an appropriate rate of return is to maintain the financial integrity of the company, which includes helping the company to be creditworthy and have access to capital on reasonable terms.  Cap Rock asserts that, in order for it to have financial integrity, it is imperative for the Commission to adopt Cap Rock’s proposed capital structure and requested rate of return.  Cap Rock asserts that the regulatory uncertainty that has been hanging over Cap Rock for some time—first in relation to the conversion from a cooperative and now in regard to this rate-making proceeding—has harmed Cap Rock’s ability to attract capital.  If Cap Rock’s recommended capital structure and rate of return are not adopted, then Cap Rock will allegedly not be able to reach the optimal 60/40 capital structure, will have its financial condition worsen, and will not achieve financial integrity.

In response, Staff notes that the Commission has previously rejected requests to increase a utility’s rate of return in order to protect its financial integrity because “any such adjustment would appear to be a reward for inefficiency and imprudence” by the utility’s management.(103)  Further, Staff points out that PURA only requires that the Commission set rates that allow a company “a reasonable opportunity” to earn a reasonable return.  Staff contends that it is up to the company’s management to engage in sound business practices to actually ensure that the return earned is reasonable.  So, Staff argues, it is not appropriate for the Commission to grant Cap Rock an excessive return on equity simply to allow it to better attract equity investment and improve its financial position, particularly when its weak financial position is due, in part, to poor and inefficient past management actions.

The intervenors assert that Cap Rock should remain solvent and be able to slowly build up its equity and financial integrity over time even without a rate increase.  Cap Rock’s 2004 business plan shows that, even with its heavy debt load, the company is currently financially stable even without a rate increase.  As Greenville points out in its closing brief, Cap Rock has relatively modest financial needs for its core business, has no major construction projects planned at the present time, and has more than $20 million in

(103)       Application of Texas Util. Elec. Co. for Authority to Change Rates, Docket No. 9300, P.U.C. BULL. 2057 (Sept. 27, 1991).

cash reserves.(104)

(104)       OPC Ex. 1, at 25; OPC Ex. 1A, at 28 (confidential).

While the ALJs are concerned with Cap Rock’s heavy debt load and recognize that unusual, non-recurring events could certainly impact Cap Rock’s financial stability, the ALJs also conclude that it is financially stable enough to continue to provide reliable electric service and earn a reasonable rate of return even if the Commission does not adopt Cap Rock’s proposed capital structure and requested rate of return.  Moreover, Commission precedent leans against increasing a utility’s rate of return simply to protect its financial integrity when it is not otherwise justified.  For these reasons, the ALJs disagree that Cap Rock’s financial condition alone should impact or alter the Commission’s determination of the appropriate overall weighted rate of return.

E.                                      PURA § 36.052 Considerations

Under PURA § 36.052, when the Commission determines an appropriate rate of return it should consider various factors, including (1) the efforts and achievements of the utility in conserving resources; (2) the quality of the utility’s services; (3) the efficiency of the utility’s operations; and (4) the quality of the utility’s management.  Cap Rock has not argued that any of these specific factors would justify a rate increase beyond what its calculations show would otherwise be reasonable.  However, some parties claim that these factors warrant a downward adjustment to Cap Rock’s rate of return.

Specifically, numerous parties assert that Cap Rock’s poor past management practices and actions of self-enrichment justify reducing Cap Rock’s allowed rate of return or at least keeping it at the lower end of the range of reasonable rates of return proposed by the various intervenors.(105)  Staff agrees with the intervenors that past management has been poor, but argues that such concerns are more properly addressed through a management audit or other remedial steps rather than through a downward adjustment to the rate of return.

(105)       Because Cap Rock’s management practices have been discussed previously, the specific allegations of poor management will not be discussed again here.

As observed previously, the ALJs agree that Cap Rock has had a poor quality of management.  However, the ALJs do not believe that a reduction in the overall rate of return is necessary or appropriate.  Cap Rock’s financial condition is still far from ideal and the ALJs have already recommended that Cap Rock’s actual capital structure be used, instead of Cap Rock’s proposed structure, and this recommendation significantly affects Cap Rock’s overall rate of return.  Because Cap Rock’s current cost of debt is so low (at 4.31%), the ALJs’ overall recommended rate of return (which is based on a capital structure consisting of 83% debt) is also relatively low, at only 5.54%.  As such, additional reductions become unfairly punitive.  Also, throughout various portions of this PFD, the ALJs make recommendations for disallowances based on management actions and Cap Rock would essentially be doubly-punished if both the disallowances and a reduction to the rate of return are allowed.  Therefore, the ALJs conclude that the overall weighted rate of return for Cap Rock should be 5.54%, which is the rate recommended by Staff.

VI.  REVENUES

After making adjustments for various items challenged by the other parties, Cap Rock currently has calculated test year operating revenues of $65,990,300.  This is determined by taking the corrected actual test year revenues of $79,429,800 minus the company’s proposed adjustments of $13,439,500.  Except as otherwise noted below, the ALJs agree with Cap Rock’s revenue calculations.

A.                                    Total Sales Revenue

During the test year, Cap Rock had total sales revenues of $74,280,200.  After making adjustments, this amount was reduced to $65,293,400 by Cap Rock.

1.                                      Regulatory Surcharge

During the hearing, Cap Rock reduced its revenues by $1,842,834 to reflect the end of a non-recurring surcharge.  In closing arguments, no parties have challenged this adjustment.  After considering the evidence in the record, the ALJs conclude that this adjustment is appropriate and Cap Rock’s revenues should be revised accordingly.

2.                                      PCRF Revenues

During the hearing, Cap Rock reduced its revenues by $6,351,772 to reflect PCRF revenues that will not be collected going forward.  In closing arguments, no parties have challenged this adjustment.  After considering the evidence in the record, the ALJs conclude that this adjustment is appropriate and Cap Rock’s revenues should be revised accordingly.

3.                                      Weather Normalization

Cap Rock has included an adjustment to reduce revenues by $516,046 to reflect reduced sales for weather normalization.  The adjustment for weather normalization is set forth in Cap Rock’s Schedules O-1.1 and O-1.2.(106)  Cap Rock included this adjustment to recognize sales based upon a weather-normalized method, which compares the test year weather data to a normalized weather data model and calculates a variance of the actual test year sales to the sales that would occur in a normal year.  For the test year, Cap Rock calculated that normalized sales would be lower than actual sales (i.e., weather patterns during the test year were such that sales were higher than they would normally be expected to be).  Therefore, an adjustment was made to account for the anticipated lower revenues going forward.  This weather normalization adjustment also requires a corresponding adjustment to show the reduced purchased power expenses because, if sales are predicted to be less, then Cap Rock would not need to purchase as much power.  Therefore, Cap Rock made a corresponding adjustment to reduce purchased power expense by $409,110.

(106)       Cap Rock Ex. 9.

This purchased power adjustment is addressed elsewhere in this PFD.

OPC disagrees with Cap Rock’s weather normalization adjustment, claiming that Cap Rock has not met the requisite burden of proof to justify it.  OPC argues that a weather normalization adjustment can be applied only if the requirements of a known and measurable change are satisfied.  Specifically, OPC urges that the abnormal weather must be known with certainty and the impact upon revenues must be measured with accuracy and reliability.  In past proceedings, the Commission has relied on the following criteria for deciding whether to apply a weather normalization adjustment:

1.                                       whether the Company consistently and typically adjusts for weather in setting rates;

2.                                       given that normal weather is a range of values, whether the test year temperatures fall sufficiently outside that range as to be abnormal; and,

3.                                       whether the relationship between weather and electricity demand can be measured accurately.(107)

In this instance, OPC argues that Cap Rock has not specifically demonstrated that test year weather was so far outside the ranges of normal values that it should be considered abnormal.  OPC also argues that Cap Rock has not demonstrated that it has consistently normalized sales for weather when rates have been set in the past.  Finally, OPC argues that Cap Rock has not demonstrated that its model for estimating the impact of weather upon sales is accurate and reliable.

After considering the evidence, the ALJs conclude that Cap Rock has not adequately supported its weather normalization adjustments to revenues and purchased power expenses.  Therefore, the ALJs recommend removal of these adjustments.

(107)       Application of El Paso Electric Company to Change Rates, Docket No. 5700, 10 PUC Bull. 1071, 1139 (1984). The hearing examiners relied on these factors in making their recommendation and the Commission adopted the hearing examiners’ determination.  In this case, the ALJs find the factors appropriate for use in determining a weather normalization adjustment.

Cap Rock’s expert witness concedes that he did not perform a multiple regression analysis and did not take into account the impact of price elasticity or household income on consumption, but instead examined the relationship of only two variables:  weather (cooling and heating degree days) and per customer usage.(108)  As Dr. Gaske indicated, his was a “fairly simple study.”(109)  Dr. Gaske has no idea whether the penetration of space heaters and air conditioning had changed in Cap Rock’s service territory over the thirty year period of weather data he used, nor has he performed an analysis to determine whether recognizing changes in the prevalence of air conditioning and space heaters over time would have altered the correlation results he calculated in his study.(110)  While it may not be necessary to conduct a detailed analysis of these or other factors, it is incumbent on the party seeking to implement the weather normalization adjustment to show that the analysis adequately accounts for all necessary factors.  This may be shown by an analysis that includes factors that may impact electric usage in different weather conditions or by persuasive evidence indicating why additional factors would not impact the analysis.(111)  In this case, Cap Rock’s witness, Dr. Gaske, provided neither.

(108)       Tr. Vol. 3, at 598.

(109)       Tr. Vol. 3, at 600.

(110)       Tr. Vol. 3, at 599-600.

(111)       In the El Paso Electric case, cited above, a weather adjustment was not implemented based, in part, on evidence that the modeling the relationship between weather and electricity use “requires an examination through time of all the factors which determine electricity use,” which in turn requires a sufficient historical record “to statistically determine that relationship not only with respect to weather but also with respect to prices, income, and industrial development and other causally related factors.” Application of El Paso Electric Co., supra.  As noted there, the omission of relevant factors from the analysis could bias the coefficients upon which any adjustment is based.  In other cases, the Commission has rejected the application of a weather normalization adjustment if the methodology was insufficient to accurately measure causality.  Application of Texas Power & Light Co., Docket No. 3006, 5 PUC Bull. 609 (1980); Application of McDade Estates Water Dept., Docket No. 3742, 7 PUC Bull. 396 (1981).

Cap Rock argues that its method is the best available and, in the absence of a more reliable model, is more accurate than simply removing the weather normalization adjustment.  The ALJs disagree with this approach.  First, the ALJs do not believe that a weather normalization adjustment is necessary in every case.  Rather, it should be used only if the weather pattern in the test year is genuinely outside of a normal range.  Second, it is the burden of the party seeking the weather normalization adjustment to establish that the adjustment is warranted by the evidence.  As noted above, Dr. Gaske’s analysis is simple and does not adequately account for other factors that may impact electric usage due to weather differences.

Further, Dr. Gaske’s analysis results in some apparently inconsistent results.  Dr. Gaske conceded that he used the same weather information for the entire Cap Rock system and did not perform separate a separate weather normalization analysis for the McCulloch division.  Despite this, utilizing the exact same weather data, Dr. Gaske’s model showed that in the test year months of July, August, and September, weather caused McCulloch residential customers to use less electricity than normal while other Cap Rock residential customers used more electricity than normal.(112)  In other words, the adjustment was positive for the McCulloch residential sales at the same time that the adjustment for the remaining majority of residential customers’ sales was negative.  There is no evidence to indicate that the usage characteristics of the two groups of residential customers are dissimilar—and, in fact, Cap Rock has presumed a similarity in usage characteristics between these customer groups in the development of its load data for cost allocation purposes.  Dr. Gaske had no explanation for this inconsistency in his model results.(113)

Cap Rock argues that the results are different for the two groups because different weather normalization factors were used for them (i.e., McCulloch residential customers

(112)       Tr. Vol. 3, at 601-603.

(113)       Tr. Vol. 3, at 603.

versus all other Cap Rock residential customers).  It is true that Dr. Gaske’s workpapers show different weather normalization factors being used,(114) but there is no explanation for why the factors are different, particularly given that Dr. Gaske used the same weather data and conducted no separate analysis for the McCulloch division.  On the witness stand, Dr. Gaske could not explain these differences.  This discrepancy raises doubts about the validity of Cap Rock’s weather normalization adjustments.

(114)       Cap Rock Ex. 12, schedules WP/O-1.2/0.5 and WP/O-1.2/0.6.

Further, the evidence is not clear in showing that Cap Rock has uniformly applied weather normalization adjustments in establishing rates in the past, nor that the weather during the test year is sufficiently beyond a normal range of weather values so as to be “abnormal” and to justify a weather normalization adjustment.  For all of the reasons identified above, the ALJs conclude that Cap Rock has not sufficiently supported its request to make a weather normalization adjustment.  Accordingly, its reduction of revenues by $516,046 and its reduction of purchased power expenses by $409,110 should be removed from the calculations (i.e., those amounts should be added back in to the respective categories).

4.                                      Unbilled Revenues (Billing Reconciliation)

During the hearing, Cap Rock agreed that adjustments were necessary to remove the impact of unbilled revenues that were included in the PCRF calculation.  Accordingly, Cap Rock removed ($463,857) from the corrected test year revenues to remove the impact of the PCRF in the test year (i.e., Cap Rock made a positive adjustment to revenues in the amount of $463,857 to offset the existing negative entry for unbilled revenues).  In closing arguments, no parties have challenged this adjustment.  After considering the evidence in the record, the ALJs conclude that this adjustment is appropriate and Cap Rock’s revenues should be revised accordingly.

5.                                      Change in Accounting Principle

Cap Rock began recognizing sales revenues on an accrual basis in March 2003.  As part of the journal entries to recognize this change in accounting principle, Cap Rock made an entry to the PCRF balance.(115)  The journal entry to recognize this accounting change resulted in increasing purchased power expense and recording a liability for the power cost

(115)       Cap Rock Ex. 303, at 26.

recovery amount.(116)  Because the PCRF calculation is determined on a calendar month basis, it is necessary to remove the effect of this one-time accounting change.  The purpose of making this unbilled adjustment is to synchronize the booked revenues with the booked expenses.  This adjustment reduces purchased power expenses and the power cost recovery balance by $1,289,553.(117)  In closing arguments, no parties have challenged this adjustment.  After considering the evidence in the record, the ALJs conclude that this adjustment is appropriate and Cap Rock’s revenues should be revised accordingly.

6.                                      Cotton Gins

During the hearing, Cap Rock reduced its revenues by $239,203 to reflect the loss of load associated with the loss of two cotton gin customers.  In closing arguments, no parties have challenged this adjustment.  After considering the evidence in the record, the ALJs conclude that this adjustment is appropriate and Cap Rock’s revenues should be revised accordingly.

(116)       Cap Rock Ex. 303, at 26.

(117)       Cap Rock Ex. 303, at 26.  It is not entirely clear to the ALJs, but the parties’ agreement that the PCRF balance be set to zero, discussed under the rate design portion of this PFD, may nullify the need for the portion of this adjustment related to the power cost recovery balance.

7.                                      Unbilled Meters

Greenville’s expert witness, Mr. Arndt, identified more than 200 unbilled meters served by Cap Rock.  In his prefiled testimony, he did not make a direct recommendation for an adjustment for these unbilled meters.  However, he indicated that if Cap Rock did not adequately address these unbilled meters in its rebuttal testimony, he would recommend an imputed revenue adjustment of $3,037,010.  Cap Rock’s witness, Mr. Rainey, discussed in his rebuttal testimony what the unbilled meters represent and provided an explanation as to why it is not necessary to include any revenues from these meters.  Specifically, Mr. Rainey explained that Cap Rock read the individual meters of certain oil-pumping loads, entered these in Revenue Class 9, and then transferred the total consumption of these meters to rate code 679 for billing purposes.(118)  So, in actuality, the services were billed.  In closing arguments, Greenville did not include any recommendation for an adjustment and, therefore, it is assumed that the city is not making such a request at this time.  The ALJs have considered Mr. Rainey’s explanation of the unbilled meters, find it adequate, and make no recommendation for an adjustment for unbilled meters.

8.                                      Negotiated Rates

Greenville challenges Cap Rock’s use of negotiated rates for certain customers.  Specifically, Greenville asserts that Cap Rock has improperly negotiated special rates for certain commercial or industrial consumers (identified in Greenville Ex. 1, confidential attachment MLA-9) and that such rates are not the subject of a written contract or filed tariff, allegedly in violation of the Commission’s rules.  Because of this, Greenville asserts that the Commission should impute to Cap Rock additional revenues of $263,000 (which represents the difference between the negotiated rates and the standard rates the customers allegedly would have paid otherwise).

Cap Rock responds by pointing out that it is not seeking to include any negotiated rates in

(118)       Cap Rock Ex. 303, at 28-29.

this rate case and notes that its expert witness, Dr. Gaske, made the appropriate adjustments to remove the effects of the discounted rates from the relevant rate codes going forward.  Cap Rock argues that, because it is not proposing any negotiated or discounted rates for the future, imputing revenues going forward would be inequitable.  Greenville disagrees and asserts that Cap Rock is missing the point.  Because Cap Rock is going to discontinue its existing negotiated or discounted rates in the future, its revenues will be higher from those customers who were formerly paying discounted rates.(119)  As such, to correctly show this revenue increase going forward, the test-year revenues need to be adjusted upward through the use of imputed revenues designed to show what revenues would have been if discounted rates not been used during the test year.  Only through the use of such imputed revenues will the effect of the discounted rates during the test year be corrected.

(119)       As seen later in this PFD, the ALJs are recommending that Cap Rock’s proposed rates to one of its rate classes be treated as a discounted rate going forward.  However, the ALJs recommendation is forward-looking and requires no imputation for past revenues.

The ALJs agree with Greenville and conclude that an adjustment should be made for revenues lost through improper negotiated or discounted rates during the test year.  As Greenville correctly points out, by not using discounted rates going forward, Cap Rock will have higher revenues regardless of any overall rate increase.  An adjustment must be made to test year revenues to show the positive effect that removing negotiated or discount rates will have.  Otherwise, the projection of revenues will be under-calculated.  Therefore, the ALJs recommend that Mr. Arndt’s calculation of $263,000 in imputed revenues be used,(120) and that this imputed amount be added to Cap Rock’s revenues during the test year.

9.                                      Other Imputation of Revenues

In addition to the imputation of revenues discussed above, OPC also argues that an additional $743,670 should be imputed in revenues in regard to rate codes 665 and 597.  Cap Rock has proposed to replace these two interruptible rates with a Load Management Rider, which will result in a credit to certain customers who qualify.  OPC indicated that it could not initially determine to which rate schedules these customers had been shifted and whether they would be paying full standard rates.  OPC argues that, if such customers are not paying full standard rates without any credits, then there should be a revenue imputation of $743,670.  OPC argues that this is required under PURA § 36.007, which allows discounted rates but also requires that the Commission “ensure that the electric utility’s allocable costs of serving customers paying discounted rates under this section are not borne by the utility’s other customers.”(121)  Therefore, to ensure that other customers do not pay the costs associated with providing service to these possibly discounted interruptible customers, OPC asserts that revenues

(120)       OPC witness Clarence Johnson calculated an adjustment of $283,000 related to negotiated and discounted rates.  Neither he nor Mr. Arndt were questioned about the difference between their numbers and the ALJs are uncertain as to the reason for their different calculations, which do not appear to be merely a typographical error.  Because Mr. Johnson’s testimony regarding this calculation focused significantly on the discounts given to inside-city customers, it is possible that he included in his calculations some customers who were not considered by Mr. Arndt.  Absent a clear explanation by the parties, the ALJs rely on Mr. Arndt’s calculations.

(121)       PURA § 36.007(d).

should be imputed for any discounts or credits given to them.

Cap Rock responds by asserting the Load Management Rider is not a discounted rate, but simply a pass-through of a discount that Cap Rock receives from Southwestern Public Service Company (SPS) in relation to interruptible loads.  As such, Cap Rock asserts there is no basis to impute revenues for this pass-through.  Cap Rock argues that it would be improper for other customers to benefit from the Load Management Rider credit when it is directly attributable to interruptible loads and the customers with those interruptible loads can be determined.  As such, only those interruptible customers should get the benefit of the discount and Cap Rock has calculated the Load Management Rider in such a way as to simply pass the discount through to them.  Therefore, Cap Rock asserts it is inappropriate and inequitable to impute revenues for the benefit of other customers for this credit.

The ALJs recommend that no revenues be imputed for the former rate codes 665 and 597, which are being replaced with a Load Management Rider.  Even OPC’s expert witness indicated that he would not recommend at this time that the Load Management Rider be deemed a discounted rate.  Rather, he thought that the matter could be reviewed in a later proceeding when it could be determined whether it was actually a discounted rate.(122)  As it is designed—as a $1.85 per kW credit for interruptible loads—the Load Management Rider credit is simply a pass-through of the credit given by Cap Rock’s power supplier, SPS.  It is not a discount that Cap Rock elects to give to a select group based on competitive concerns, etc.  Rather, it is simply a direct attribution of a benefit achieved by the interruptible customers’ choice to accept interruptible loads.  Those customers who generate the credit should also receive the credit, and a decision to impute revenues for the credit would benefit non-interruptible customers, which the ALJs conclude is not the most appropriate resolution.  Therefore, the ALJs do not recommend the imputation of $743,670 in revenues as requested by OPC.

(122)       OPC Ex. 3, at 13-14.

B.                                    Other Revenue

During the test year, Cap Rock had other test year revenues of $4,854,400.  It has made adjustments to reduce these revenues by $4,531,700 for the reasons discussed below.(123)    In closing arguments, no parties have challenged these adjustments.  After considering the evidence in the record, the ALJs conclude that these adjustments are appropriate and Cap Rock’s revenues should be revised accordingly.

1.                                      2001 NewCorp True-up

Cap Rock has made certain adjustments reflecting the end of non-recurring surcharges related to transactions between Cap Rock and NewCorp.  In total, Cap Rock removed $2,184,118 from other revenues to recognize the end of amortizing the deferred revenues associated with three non-recurring surcharges that were collected over a 24-month period beginning in January 2002:(124)

•                                          The first surcharge was for collection of NewCorp’s under-recovery from Cap Rock for costs during the period from 1995 through 2000.  Although NewCorp’s Wholesale Power (WP) tariff permitted implementation of a surcharge/refund for the under/over-collection of charges, NewCorp had not trued-up its charges prior to January 2002.  At that time, NewCorp proposed to include a true-up based on the balance as of the year 2000.  The one-time true-up charge for that time period was $1,251,913.(125)  Half of this amount was amortized during the test year and is reflected on Cap Rock’s books as other revenue.

•                                          The second surcharge was for the true-up of under-recovered costs of $1,604,970 for the calendar year 2001.

(123)       Cap Rock Ex. 303, Schedule JWR-R-2, page 3.

(124)       Cap Rock Ex. 4, at 22.

(125)       Cap Rock Ex. 303, at 23-24.

•                                          The final surcharge was associated with the billing of hedging losses sustained by NewCorp during 2001.  These losses amounted to $1,506,910.

Thus, a total of $4,363,793 was amortized over a 24-month period beginning in January 2002 and ending in December 2003.  Approximately $2,184,100 was amortized during the test year.  This amount is non-recurring and should not be included in Cap Rock’s revenues for the purpose of setting its prospective rates.  Thus, Cap Rock removed that amount from test year revenues.(126)

2.                                      Change in Accounting Principle

Cap Rock proposes to remove $2,335,000 as Accrued Utility Revenues, as shown on Schedule JWR-R-5.(127)  As discussed above, in 2003, Cap Rock changed from an as-billed to an accrual-based accounting method as required by Generally Accepted Accounting Principles.(128)  Because of this, an adjustment to Cap Rock’s books was necessary to synchronize the difference between per-book expenses and per-book revenues after implementation of the new accounting method.(129)  Cap Rock made this one-time entry in March 2003, and thereafter has been making monthly entries to reverse the prior month’s accrual and record the current month’s accrual.  This appropriately recognizes revenues as earned, not billed.

For ratemaking purposes, it is necessary to recognize the net change between the accrual included in the first month of the test period with the accrual made in the last month of the test period.(130)  Thus, Cap Rock calculated an accrual for September 2002 that represents the impact of unbilled sales, which would have been recognized if the accrual

(126)       Cap Rock Ex. 303, Schedule JWR-R-4.

(127)       Cap Rock Ex. 303, Schedule JWR-R-5.

(128)       Cap Rock Ex. 8, Schedule A-3, at 5.

(129)       Cap Rock Ex. 303, at 33.

(130)       Cap Rock Ex. 303, at 33.

method had been in place.  In this manner, the revenues for the test year will reflect one year’s worth of revenues on an accrual basis.(131)

(131)       Cap Rock Ex. 303, at 33.

No parties disputed Cap Rock’s adjustment in their closing briefing, although Greenville’s expert witness Michael Arndt suggested in prefiled testimony that the amount should be amortized over two years instead of having the adjustment made all at once.(132)  He asserted that this is necessary “so that ratepayers receive some benefit from the change to unbilled revenue accounting.”(133)  As Cap Rock points out in its closing briefing, Mr. Arndt’s proposal reflects a basic misunderstanding of the adjustment that was made.  Mr. Arndt’s testimony presumes that Cap Rock had an increase in revenues in the amount of $2,657,659, resulting from the change in accounting principles.  This is incorrect.  Rather, the adjustment is simply an accounting entry designed to reflect the correct actual revenue amount for the test year in light of the change in accounting method.  It would be inappropriate to amortize an accounting adjustment like this and there is no logical basis for doing so.  No parties raised any other challenges to Cap Rock’s adjustment and, therefore, the ALJs find it appropriate to make this adjustment to ensure that test year revenues are not overstated.

3.                                      Reclassification of Other Revenues

Cap Rock made two additional adjustments in regard to other sales revenues.  Specifically, for two items Cap Rock found it appropriate to reclassify revenues shown as “Other Sales Revenues” to “Other Operating Revenues.”  The net result for these two adjustments is that other sales revenues are reduced by $12,600.  In closing arguments, no parties have challenged these adjustments.  After considering the evidence in the record, the ALJs conclude that these adjustments are appropriate and Cap Rock’s revenues should be revised accordingly.  The two adjustments are identified below.

(132)       Greenville Ex. 1, at 43.

(133)       Greenville Ex. 1, at 43.

a.                                       Street Lighting Rental Revenues

Cap Rock removed $24,651 in street lighting rental fees from other sales revenues and reclassified these revenues as Other Operating Revenues, Account 454.

b.                                       Late Payment Fees/Connection Fees

Cap Rock also took late payment and connection fee entries that were booked under sales revenues and reclassified them to “Other Operating Revenues.”  Specifically, Cap Rock reduced revenues by ($12,045) for adjustments (refunds) to customers’ bills for late payment penalties and/or connection fees that should be booked in Account 451.  The net result of this adjustment and the adjustment to street lighting rental revenues discussed immediately above is $12,600, which is removed from “Other Sales Revenues” and booked to “Other Operating Revenues.”

C.                                    Other Operating Revenues

1.                                      Reconnection and Late Payment Fees

This is the adjustment discussed under Section VI.B.4.b above.  Cap Rock reclassified revenues associated with reconnection and late payment fees from “Other Sales Revenues” and placed those revenues under “Other Operating Revenues.”  This is an addition to test year revenues in Account 451 of ($12,045).  This adjustment/reclassification amounts to a non-recurring reduction in Other Operating Revenues of $12,045.

2.                                      Street Lighting

This is the adjustment discussed under Section VI.B.4.a above.  Cap Rock reclassified revenues associated with street lighting rental fees from “Other Sales Revenues” and placed those revenues under “Other Operating Revenues.”  This is an addition of $24,651 to test year revenues in Account 456.

3.                                      Discontinued Late Payment Fees

Cap Rock has made an adjustment resulting in a reduction to Account 451, Late Payment Fees, in the amount of $397,500 to reflect the discontinuance of late payment fees.  Pursuant to Commission rules, late payment fees imposed on residential customers are prohibited.  As a result, Cap Rock proposes to discontinue imposing such fees and makes a corresponding adjustment to its revenues.(134)  In closing arguments, no parties have challenged this adjustment.  After considering the evidence in the record, the ALJs conclude that this adjustment is appropriate and Cap Rock’s revenues should be revised accordingly.

4.                                      Capital Credits

As discussed previously, OPC argues that the Commission should impute revenues to Cap Rock for its capital credits in NewCorp.  The ALJs reject this request and decline to recommend such an adjustment to the Commission.  For a more detailed discussion of this issue, see Section IV.L of this PFD.

(134)       Late payment penalties are the subject of a separate PUC docket, Docket No. 30215.  Thus, only issues concerning the appropriateness of Cap Rock’s adjustment to remove these from revenues should be addressed here.

VII.  PURCHASED POWER EXPENSES

As revised at the hearing, Cap Rock calculated purchased power expenses of $44,459,618 during the test year.  Cap Rock further calculated numerous adjustments which reduced overall purchased power expenses to $37,812,500.  Many of these adjustments are not disputed and, therefore, are not addressed here.  Based on the ALJs’ earlier determination that Cap Rock has not sufficiently justified a weather normalization adjustment, the ALJs recommend that Cap Rock’s proposed reduction of $409,110 for weather normalization not be made, so this amount should be added back into purchased power expenses.  The other disputed matters regarding purchased power expenses are discussed in detail below.

The bulk of Cap Rock’s purchased power expenses during the test year are attributable to its purchases from NewCorp.  During the test year, NewCorp purchased power from SPS and resold it along with NewCorp’s transmission services to Cap Rock.  NewCorp has since assigned to Cap Rock its purchased power contract with SPS, so Cap Rock now acquires much of its purchased power directly from SPS.  Cap Rock still pays NewCorp $9 million per year, though, for transmission services under NewCorp’s Open Access Transmission Tariff (OATT).  The intervenors note that this $9 million figure is the same amount that Cap Rock paid annually for unbundled transmission services under NewCorp’s former WP tariff.  That $9 million figure was paid in the amount of $750,000 per month.  During the test year when such payments were being made under the former WP tariff, NewCorp was making monthly capital lease payments in the amount of $620,000 for its transmission system.  Therefore, of the $750,000 received per month by NewCorp from Cap Rock for transmission services, NewCorp turned around and paid out $620,000 to a third party for lease payments on its transmission system.

Because the debt for the transmission system has been refinanced, NewCorp no longer makes those capital lease payments.  Therefore, the intervenors argue that Cap Rock should not still be paying $750,000 per month for transmission service when more than $620,000 of NewCorp’s underlying costs for the transmission service have gone away.  Given this fact, the intervenors assert that it is imprudent for Cap Rock to not challenge the transmission rates it is paying to NewCorp.

Also, because NewCorp is now providing unbundled transmission service to Cap Rock and not reselling purchased power from SPS, Greenville points out that the transmission costs paid to NewCorp should not be booked under purchased power but should rather be booked into FERC Account 565, which includes amounts payable to others for transmission of the utility’s electricity over transmission facilities owned by others.(135)  Therefore, Greenville asserts that purchased power costs should be reduced by $9 million and this amount (or whatever lesser amount is deemed appropriate in response to the intervenors challenge to the $9 million annual payment) should be included elsewhere under transmission costs.(136)

Cap Rock responds by pointing out that the $9 million paid annually to NewCorp for transmission service is paid pursuant to the OATT, a FERC-approved tariff.  Cap Rock contends that the transmission charges in issue are regulated by and under the exclusive jurisdiction of FERC.  Under principles of federal preemption and the filed rate doctrine, Cap Rock asserts that the Commission cannot review or disallow transmission charges under the OATT.  Cap Rock cites to language from a recent decision where the United States Supreme Court stated “[t]he filed rate doctrine requires ‘that interstate power rates filed with FERC or fixed by FERC must be given binding effect by state utility commissions determining intrastate rates.’”(137)

Cap Rock notes that there is no dispute that NewCorp provides transmission service to Cap Rock and that such service is necessary for delivery of the essential power that Cap Rock purchases now from SPS.  The only dispute is the amount of the charges for such service.  But, because such charges are set by the FERC-approved tariff, Cap Rock contends that the Commission has no authority to adjust that amount.

(135)       18 C.F.R. Part 101, Account No. 565 (April 1, 2004).

(136)       This change is essentially an accounting issue and does not directly impact Cap Rock’s ability to recover the costs.

(137)       Entergy Louisiana, Inc. v. Louisiana Pub. Serv. Comm’n, 539 U.S. 39, 40 (2003).

The evidence clearly establishes certain facts.  First, under both the WP tariff and the current OATT, Cap Rock has consistently paid NewCorp approximately $750,000 per month for transmission service.  Since the test year, NewCorp has refinanced a loan which previously required it to pay $620,000 per month as a capital lease payment for its transmission system.  It paid off the original loan by taking out another loan, in the amount of approximately $14 million, from a different lender.  It secured this second loan using collateral consisting of $8.2 million from a sinking fund designed for the purpose of paying off the transmission lease and a $6 million loan from Cap Rock.(138)

At first blush, then, it would appear that Cap Rock’s continued transmission payments in the amount of $750,000 per month (when NewCorp is no longer making $620,000 capital lease payments) may be excessive and might provide NewCorp with a windfall.  However, what is not clear is the amount of expenses incurred by NewCorp for providing transmission service to Cap Rock.  There is some evidence in the record indicating that the annual $9 million payments may not have been sufficient to cover the actual transmission expenses in the past, which may have reached $12 million per year.(139)  Cap Rock and NewCorp had agreed upon the $9 million as a proxy for actual costs, with the understanding that actual costs would later be reconciled.  Further, although the original capital lease payments are no longer being made, the debt underlying them has not actually disappeared but has simply been refinanced.  So, although the original loan was retired, NewCorp continues to owe millions for the underlying transmission system and presumably is required to make some amount in monthly payments servicing this loan.  Ultimately, the record simply does not clearly establish that NewCorp is currently receiving a windfall from the $9 million annual transmission payments.  Even if it did, the Commission is still confronted with the clear precedent of the filed rate doctrine, which limits the Commission’s authority to modify rates that have been previously approved by FERC and are contained in a lawfully-approved tariff.

(138)       The loan process and structure can be difficult to follow and understand.  Essentially, NewCorp has $14 million in cash or cash equivalents in short term investments earning approximately 1% per year.  This money is comprised of $8.2 million in cash taken from a sinking fund and a $6 million loan from Cap Rock.  This combined $14 million is used as collateral for a $14 million loan (with an interest rate of approximately 10.75%) from Beal Bank, which was used to pay off the final balloon payment on the original transmission system loan.  One could dispute the prudence of paying 10.75% interest on $14 million while holding $14 million in cash or cash equivalents earning 1%, but that is not the issue here.  Further, the $14 million in collateral is ultimately intended to secure a larger loan from Beal Bank.

(139)       Tr. Vol. 1, at 118 and 120.

In this case, the filed rate doctrine entitles Cap Rock, at a minimum, to a presumption of reasonableness on the rates charged under the OATT.  Even if the Commission has discretion to disregard these rates and limit Cap Rock’s recovery for the transmission charges it pays to NewCorp, the evidence in the record is not sufficient to justify such an action.(140)

Some intervenors have requested an alternative remedy, suggesting that the Commission has authority to require either its Staff or Cap Rock to initiate an action at FERC to review the transmission rates charged by NewCorp to Cap Rock.  Cap Rock argues that the Commission has no such authority.  To the extent the Commission’s Staff has legal authority to initiate a review with FERC of NewCorp’s rates, then it would be appropriate for the Commission to have them do so to ensure that NewCorp is not obtaining a windfall at the expense of Cap Rock’s ratepayers.

However, the ALJs have concerns about the Commission’s ability to practically and effectively require Cap Rock to initiate a review at FERC.  The ALJs are unaware of a process that would ensure that Cap Rock actually pursued such a proceeding in good faith after it was initiated.  Moreover, if Cap Rock initiated such a proceeding and did not pursue it in good faith, there exists the possibility (as exists generally in non-adversarial proceedings) that a FERC decision could be unfairly favorable toward NewCorp’s rates if Cap Rock did not pursue the matter as diligently as would a truly adverse party.  Moreover, a FERC proceeding initiated by Cap Rock would also likely result in additional legal expenses by Cap Rock that would be borne by ratepayers.

(140)       The ALJs are inclined to agree with Cap Rock that the filed rate doctrine precludes the Commission from disregarding the rates established by the FERC-approved tariff.  At a minimum, the filed rate doctrine creates a presumption of reasonableness of the tariff rates and the record evidence is not sufficient to overcome such a presumption and show that the rates are unreasonable and, therefore, imprudent for Cap Rock to pay.

On the other hand, a review initiated by Staff or other third parties should not require Cap Rock to participate in any meaningful way and would save ratepayers unneeded expense.(141)  If Cap Rock chose to participate and acted contrary to its ratepayers’ interests by supporting NewCorp’s rates, then Cap Rock’s legal expenses could be disallowed later as imprudent.  Further, if the Commission requires a management audit of Cap Rock, as requested by Staff and addressed separately in this PFD, then such an audit can include a review of Cap Rock’s purchased power expenses and a more detailed determination of the reasonableness of such costs.  But, at this time, the ALJs do not recommend that the payments to NewCorp under the OATT be disallowed or reduced.  However, the ALJs agree with Greenville’s assertion that, under the existing circumstances where Cap Rock purchases power directly from SPS and obtains only transmission service from NewCorp, the charges by NewCorp should be booked not under purchased power but as transmission costs under FERC Account No. 565.

VIII.  OPERATING AND MAINTENANCE EXPENSES

At issue in this case are O&M expenses that Cap Rock seeks for outside services, the Delinea computer support and maintenance contract, compensation and benefits, plant reclassification, expenses incurred as a result of operating as a publicly-traded company, right-of-way fees, and materials and supplies.  These items are addressed below.

A.                                    Acquisition and Expansion Costs

Cap Rock removed expenses associated with the proposed acquisition of Lamar Electric Cooperative from its test year cost of service.(142)  This resulted in a reduction of $1,357,000 to O&M expenses.  In closing arguments, none of the other parties have contested Cap Rock’s

(141)       The ALJs are not aware of federal law on this issue and do not know whether Cap Rock’s customers have standing to initiate a complaint at FERC.  If they do, then they are the parties that should be pursuing a FERC challenge to NewCorp’s rates. The ALJs are aware that an action brought By Staff ultimately involves a cost to taxpayers, but still believe it to be better than simply requiring Cap Rock to initiate such a proceeding.

(142)       Cap Rock Ex. 4, at 24.

adjustment.  Therefore, the ALJs find that Cap Rock’s adjustment to O&M expenses to remove the Lamar acquisition costs is appropriate.

B.                                    Outside Services and Other Disputed Costs

1.                                      Lobbying expenses

In its direct case, Cap Rock reported it paid $194,000 to lobbyists.  Of that $194,000, Cap Rock removed $42,500 of costs related to legislative advocacy.(143)  Various expert witnesses for Staff and intervenors have recommended disallowing the remaining $151,500 paid to lobbyists because of the Commission’s rule prohibiting lobbying costs from being recovered from ratepayers.(144)  In its rebuttal case, Cap Rock removed the remaining lobbying expenses from its request.(145)   Cap Rock removed the expenses because it concluded that the costs had been recovered previously through a regulatory surcharge, and if not removed would be double-recovered.  Although Staff and intervenors agree the payments to lobbyists should be removed, they contend they should be removed because legislative advocacy expenses may not be recovered in rates.(146)  Although the parties cite different reasons for removing the total amount of lobbying expenses from O&M expenses, the parties agree the expenses should be removed and the ALJs support that conclusion.

(143)       Cap Rock Ex. 4, at 24.  The Commission’s rules prohibit the inclusion of legislative advocacy in rates.  P.U.C. SUBST. R. 25.23(b)(2).

(144)       Staff Ex. 4, Luna Dir., at 6-9; Pioneer Ex. 1, Blumenthal Dir., at 49-53; TCGA Ex. 1, Evans Dir. at 18.

(145)       Cap Rock Ex. 303, at 47-48.

(146)       See P.U.C. Subst. R. 25.231(b)(2).

Greenville asserts that a larger amount should be removed for lobbying costs: $198,304.25.(147)  The difference between Cap Rock and Greenville’s number is the charge for Jill Warren at Bracewell Patterson.  Greenville asserts that Cap Rock paid more to Ms. Warren than Cap Rock claims. Greenville’s evidence of a higher amount is a discovery response indicating total amounts paid to different law firms.(148)  However, Cap Rock’s exhibit indicates, and Mr. Rainey credibly testified, that the total test year amount paid to Ms. Warren was the lesser amount claimed by Cap Rock.(149)  The ALJs decline to rely on the ambiguous discovery response and instead find that the amount Cap Rock claims it paid Ms. Warren is accurate.(150)  Staff and Pioneer concur with Cap Rock that $194,000 should be removed from Cap Rock’s O&M expenses, which is the total amount Cap Rock removed in its rebuttal case.  Therefore, the ALJs conclude that lobbying expenses in the total amount of $194,000 should not be included in Cap Rock’s O&M expenses.

(147)                      Greenville’s Post-Hearing Brief, at 90.

(148)                      Greenville Ex. 504, at Bates No. 009683.

(149)                      Cap Rock Ex. 8, at Schedule G-5.1a; Cap Rock Ex. 303, at Schedule JWR-R-9.

(150)                      The reason for the discrepancy between the $39,000 and $40,304.25 is unclear.

2.                                      Intervention Costs

In addition to the $194,000 in lobbying expenses, Cap Rock removed $95,428 in expenses for intervention costs.(151)  Mr. Rainey determined during an on-site review that these expenses needed to be removed from O&M expenses because they were already recovered through the regulatory surcharge.(152)  Cap Rock had booked some of the expenses to Account No. 426.4 and some to 923.  Mr. Rainey testified that the 426.4 account is below-the-line, so it does not impact the revenue requirements and no adjustment is required.(153)  However, the amount included in the 923 account for outside expenses is $271,777.  This amount needs to be removed in its entirety.(154)  Because Cap Rock only removed $176,349 in its direct case, which included the $42,500 removed for lobbying,  Mr. Rainey removed another $95,428 to remove the entire $271,777.  The $95,428 plus the removal of an additional $151,500 for lobbying costs discussed above, totals a reduction in O&M in the rebuttal case of $246,928 from the amount originally excluded in the direct case.  Staff concurs with Cap Rock.(155)

Pioneer and Greenville assert that even with the removal of the additional $95,428, Cap Rock has not removed all intervention costs from its O&M expenses.  Pioneer asserts that Cap Rock should further remove $223,817 to include the total outside expenses.  Pioneer’s recommended adjustment is based on Pioneer’s contention that the 43.705% allocation factor assigned for these specific costs is not supported.  As discussed below, the ALJs have found that the allocation factor is supported in the record.

Greenville requests an even larger adjustment than that requested by Pioneer.  Specifically, Greenville seeks an adjustment in the amount of $311,605 to remove additional

(151)       Cap Rock Ex. 303, at 48.

(152)       Cap Rock Ex. 303, at 38.

(153)       Cap Rock Ex. 303, at 48.

(154)       Cap Rock Ex. 303, at 48.

(155)       Staff Initial Brief, at 58.  Staff’s concurrence is conditioned on the $95,428 actually reflecting all intervention costs.

intervention expenses.  Greenville’s proposed additional reduction includes the total amounts booked in Account No. 426.4.(156)  As Mr. Rainey testified, amounts in Account No. 426.4 do not need to be deducted from O&M expenses because they are below-the-line and do not impact revenue requirement.  Thus, Greenville’s proposed reduction would result in deducting amounts that are not included in O&M expenses.  Therefore, the ALJs find that such an adjustment is not warranted. Rather, the ALJs conclude that Cap Rock’s proposed reduction of $246,928 from the amount in the direct case is the amount that should be removed from Cap Rock’s O&M expenses for intervention costs.

(156)       Greenville Reply Brief, at 48-49.

3.                                       Mike McGregor Expenses

In its rebuttal case, Cap Rock removed $21,911 from its cost of service for expenses associated with services provided to Cap Rock by Mike McGregor.(157)  Cap Rock proposes to remove these because the services provided were non-recurring in nature.  Intervenors agree with this removal.  Therefore, the ALJs find that the removal of $21,911 from Cap Rock’s cost of service for Mike McGregor’s expenses is reasonable and that amount should be removed.

4.                                       Cook Yancey Firm

Farm Bureau specifically objects to the inclusion of any Cook Yancey expenses in cost of service.  Cap Rock removed the Cook Yancey expenses from its cost of service in its rebuttal case.(158)  Therefore, an additional adjustment is not needed for these expenses.

5.                                       New York Hotel Expenses

Cap Rock spent $16,311 in hotel expenses for its 2002 annual meeting in New York.(159)  Greenville and Pioneer specifically object to these costs in their briefs and assert that they should not be included in cost of service.  The ALJs agree.  This hotel bill was for 19 rooms for three days in New York City during the time Cap Rock was initially listed on a public stock exchange and occurred concurrent with its annual shareholders’ meeting.  Cap Rock is a small utility with its headquarters in Midland, Texas, far-removed from New York.  Cap Rock has not had a practice of having its annual meetings in New York, nor is there any justifiable reason to have them there.  Furthermore, the expense for the hotel is non-recurring.  As discussed above, the ALJs conclude that Cap Rock’s management has made many poor decisions about how ratepayers’ money should be spent, and this includes a boondoggle trip to New York for a large number of people.  Because the hotel expenses involved were neither reasonable, necessary, nor

(157)       Cap Rock Ex. 303, at 46.

(158)       Cap Rock Ex. 303, at 48, referring to Schedule JWR-R-10.

(159)       TCGA/St. Lawrence Ex. 184, at 4, 16,18-39.

recurring, the ALJs find that the cost of $16,311 should not be included in Cap Rock’s O&M expenses.

6.                                       Trips for Mr. Pruitt

Greenville requests removal for the cost of trips for Cap Rock’s CEO, Mr. Pruitt, in the total amount of $12,247.(160)  Mr. Pruitt and his wife traveled to Bermuda; Scottsdale, Arizona; the Turks and Caicos Islands; and Aspen, Colorado for “CEO Super PAC Meetings.”(161)  Cap Rock presented no persuasive evidence that Mr. Pruitt’s trips to these meetings were either necessary or reasonable for providing electric service to ratepayers.  Therefore, the ALJs find that Cap Rock’s O&M expenses should be reduced by $12,247 for the cost of these trips by Mr. Pruitt and his wife.

7.                                       Rick Terrill Expenses

Greenville contends that Cap Rock’s legal expenses associated with work performed by Rick Terrill should be disallowed.  Greenville points out that Cap Rock’s invoices for Mr. Terrill’s time add up to only $50,137.50, but Cap Rock has included $69,443 for test year expenses.  Greenville further contends that Cap Rock failed to show whether Mr. Terrill’s services are reasonable and necessary for the provision of electric service.  Therefore, Greenville argues the entire amount should be excluded.

(160)       Greenville Ex. 147, at Bates Nos. 003130-003131, 003197-003198, 003283-003284, 003301.

(161)       Greenville Ex. 147.

Cap Rock argues that only $30,680 is included in Cap Rock’s cost of service because of the allocation of a portion of Mr. Terrill’s expenses to NewCorp.  There is no evidence in the record indicating what Mr. Terrill’s services were during the test year.  Although Cap Rock asserts in its reply brief that Mr. Terrill provides SEC advice to Cap Rock, that fact does not appear in the record.(162)  Mr. Terrill’s invoices do not indicate the type of legal work he performed for the company; the invoices simply show the number of hours multiplied by the hourly rate, plus expenses.(163)  Without any evidence supporting Mr. Terrill’s expenses, the ALJs find that his expenses should be disallowed in their entirety.  On Schedule JWR-R-10, Mr. Terrill’s expenses are listed as $69,443.(164)  When that number is multiplied by the allocation factor of .44179, as was done for those expenses, it results in a total of $30,679.(165)  This is the amount that was allocated to Cap Rock and the amount the ALJs find should be disallowed.

8.                                       Membership Dues

Greenville contests the inclusion of $6,600 of dues for CEO memberships.(166)  Cap Rock argues this amount is allowed under the Commission’s rules.  Cap Rock is correct that up to .3% of the gross receipts of the utility may be spent on advertising, contributions, and donations.(167)  However, the expenses have to be reasonable and necessary, and must be for services rendered to the public.(168)  Cap Rock presented no evidence that the CEO’s club membership dues are

(162)       Cap Rock’s Reply Brief, at 47.

(163)       Farm Bureau Ex. 49.

(164)       Although Greenville argues that the amount in the invoices from Rick Terrill shown in Farm Bureau Ex. 49 total a number less than the $69,443, there is no evidence in the record that Farm Bureau Ex. 49 is a complete copy of all of Mr. Terrill’s invoices.

(165)       Cap Rock Ex. 303, at Schedule JWR-R-10.

(166)       Greenville Ex. 1, at 51; Cap Rock Ex. 8, at Schedule G-4.3b.

(167)       P.U.C. SUBST. R. 25.231(b)(1)(E).

(168)       P.U.C. SUBST. R. 25.231(b)(1)(E).

necessary to provide services to the public.  Furthermore, PURA and Commission rules anticipate including advertising, charitable and civic contributions, not club dues, which appear to benefit company executives rather than the ratepayers.(169)  Therefore, the ALJs find that $6,600 in CEO club dues should not be included in the cost of service.(170)

(169)       PURA § 36.061(b)(1); P.U.C. SUBST R. 25.231(b)(1)(E).

(170)       This is in addition to $16,060 in membership dues already eliminated. Cap Rock Ex. 8, at Schedule G-4.3d.

9.                                      Apartment and Furniture Rental

Pioneer and Greenville contest $13,346 in apartment and furniture rental for Mr. Atkins and Will West.  Cap Rock explains that the cost is part of a recruiting package for those employees.(171)  The ALJs agree with Pioneer and Greenville that the cost is not reasonable and should not be passed on to ratepayers.  If the cost is used as a one-time recruiting incentive, it is a non-recurring expense, which cannot be recovered.  If the cost is intended as an ongoing part of compensation (in the case of Mr. Atkins, for example) Cap Rock has not shown it is a reasonable and necessary expense, and that Cap Rock could not recruit qualified individuals as employees without this added incentive.  Nor did Cap Rock show that no qualified individuals live in the Midland area.  Therefore, the ALJs find that the cost for apartment and furniture rental is not reasonable and should not be included in O&M expenses.

10.                               Private Plane Expense

Pioneer and Greenville contest the $5,565 cost of leasing a private airplane to fly from Midland to Austin twice.  Cap Rock asserts that time constraints and limited air travel options from Midland made the cost of leasing private aircraft reasonable and necessary.(172)  The ALJs disagree and find that this cost should not be included in O&M expenses.  Cap Rock leased the aircraft to fly people from Midland to Austin.  Both cities have commercial airports.  Cap Rock presented no evidence showing that the cost to lease the private plane was less expensive than flying commercially on one of the airlines that provide numerous daily flights between Midland and Austin, or that commercial flights were simply unavailable at the time that the trips were necessary.  The ALJs are unconvinced by Mr. Atkins’ very conclusory statement that the expenses were necessary because of time constraints and limited air travel options.  Therefore, the ALJs conclude that the private plane cost should not be included in O&M expenses.

(171)       Cap Rock Ex. 304, at 35.

(172)       Cap Rock Ex. 300 at 25.

11.                               Vision Consulting

Pioneer argues that the expenses related to Vision Consulting should be disallowed because Vision Consulting provides consulting services related to purchased power.  Since Cap Rock has transferred its purchased power contracts to NewCorp, Pioneer contends that Cap Rock will not incur Vision Energy consulting charges in the future.(173)  Cap Rock asserts that Vision Energy helps Cap Rock (1) procure power contracts, (2) attend industry, Electric Reliability Council of Texas (ERCOT), and SPP meetings, and (3) provides other services.(174)  The ALJs find that Vision Energy’s consultants’ fees are legitimate, recurring expenses for Cap Rock.  Cap Rock uses Vision Energy consultants not only for its purchased power contracts, but also for other services.(175)  Furthermore, the expenses for Vision Energy are on-going and will be incurred in subsequent years as well as the test year.(176)  Thus, the ALJs conclude that Vision Energy’s fees should be included in Cap Rock’s O&M expenses.

(173)       Pioneer Ex. 1, at 54-55.

(174)       Cap Rock Ex. 303, at 45.

(175)       Cap Rock Ex. 303, at 45.

(176)       Cap Rock Ex. 303, at 46.

12.                               Overhead Allocation Factor

Pioneer contests Cap Rock’s decision to use 43.705% as the allocation factor in allocating overhead, operations, maintenance and capital between Cap Rock and NewCorp at the bottom of Schedule G-7.(177)  In that schedule, Cap Rock reviewed all of its costs and determined which portion of the overall total was attributable to Cap Rock and which portion was attributable to NewCorp.  It concluded that 43.705% of the total was attributable to Cap Rock.  Then, it removed non-recurring costs and multiplied the remaining balance by 43.705% to determine the amount of recurring costs attributable to Cap Rock.(178)  Pioneer argues that Cap Rock has not adequately explained why it determined that 43.705% of costs were attributable to Cap Rock, whereas in other places Cap Rock has attributed 70% of the costs to itself.  Because the allocation factor used on Schedule G-7 is inconsistent with the allocation factor used to allocate other costs, Pioneer argues that the entire amount reflected on Schedule G-7 should be disallowed.  The ALJs disagree and find that the use of a different allocation factor does not make the data unreliable for inclusion in O&M expenses.

While it is true that in regard to some overhead costs, Cap Rock attributed 70% of costs to itself and 30% to NewCorp, that allocation was based on a survey conducted by Cap Rock personnel in relation to the specific costs in issue.  In regard to the items on Schedule G-7, Cap Rock was able to perform a more precise analysis and allocation of the expenses.  As Mr. Rainey explained, Schedule G-7 has two columns of numbers.  The second column includes numbers for recurring expenses only.  Those items were included in the O&M expenses requested, and the non-recurring expenses were not included.  After the recurring expenses were totaled, Cap Rock reviewed the specific expenses and was able to allocate them between NewCorp and Cap Rock.  As a result of the allocation, 43.705% was apportioned to Cap Rock and this factor was deemed appropriate to apply to the recurring expenses.(179)  Based on Schedule G-7 and Mr. Rainey’s additional adjustments, the total adjustment recommended by Mr. Rainey is a reduction of

(177)       Cap Rock Ex. 8, Schedule G-7.

(178)       Cap Rock Ex. 303, at 52-54.

(179)       Cap Rock Ex. 303, at 53.

$271,777, instead of the reduction included in the direct case.(180)  There is no indication in the record that the 43.705% allocation factor is inaccurate or improperly calculated.  Therefore, the ALJs find that Cap Rock met its burden of proof to show that the allocation factor used in the schedule is appropriate.  Thus, the ALJs do not agree that the data is unreliable or that the entire amount on Schedule G-7 should be disallowed.

(180)       Cap Rock Ex. 303, at 54.

C.                                    Delinea Computer Support and Maintenance Expenses

As analyzed in the Intangible Plant (Computer) section under Invested Capital and Rate Base, the ALJs recommend the disallowance of $1,648,320 for the annual costs associated with the installation, implementation, and maintenance of the software and support services for the Delinea System.

D.                                    Compensation and Benefits

1.                                      Labor and Benefits Increases

In its RFP, Cap Rock sought a $752,907 increase over test year payroll costs.(181)  The proposed increase consisted of a $235,753 increase in life, long-term disability, and medical insurance costs and a $517,154 increase in labor costs for a new employee and a cost of living increase for all employees.  In its rebuttal filing, the Company reduced the request by $175,000 to reflect the capitalization of a portion of the request and allocation of a portion to NewCorp.(182)  These adjustments reduced the Company’s request from a total proposed increase of $752,907 to an increase of $577,887.(183)  Pioneer asserts that the proposed adjustment is not supported.(184)  Greenville objects to the adjustment because Cap Rock allegedly has not shown in Mr. Tucker’s rebuttal testimony that Cap Rock’s Board of Directors have adopted the pay increase.(185)  Greenville also objects that the proposed adjustment violates the matching

(181)       Cap Rock Ex. 4, at 25-26, Schedule A-3, Adjustment 9.6; Pioneer Ex. 1, at 42; Staff Ex. 20, at 8.

(182)       Cap Rock Ex. 304, at 29, Schedule GWT-R-2.

(183)       Cap Rock Ex. 304, at 29, Schedule GWT-R-2.

(184)       Pioneer’s Brief on Merits, at 49.

(185)       Cap Rock’s Compensation Committee has recommended the pay increase, but it may be predicated on whether Cap Rock ultimately obtains additional financing through Beal Bank.

principle by not considering all other post-test-period changes.(186)  Staff supports Cap Rock’s proposed adjustment.(187)  The ALJs find that Cap Rock’s requested increase over test year payroll costs should be approved as requested in its rebuttal case, except that the cost of living increase should be reduced from the 7% proposed by Cap Rock and should be based instead on the cost of living adjustment used by Social Security.

Cap Rock included a 7% cost of living increase because its employees had not received cost of living increases since 2001.(188)  This is significantly higher than the cost of living adjustment used by Social Security, which was 1.4% in 2002 and 2.1% in 2003.  Cap Rock provided no support for an increase in cost of living substantially greater than that provided by Social Security.  Therefore, the ALJs find that a 1.4% adjustment to cost of living for 2002 and a 2.1% adjustment to cost of living for 2003 should be included as a post-test-year adjustment for salaries.

With respect to the other increases, such as insurance cost increases and new employee expenses, the ALJs find that Cap Rock has met its burden to show that the increases are reasonable post-test-year adjustments.  Cap Rock showed that since the test year its expenses are known and measurable.(189)  Therefore, the ALJs conclude that the post-test-year adjustments made to insurance costs and for the new employee should be included in Cap Rock’s O&M expenses as outlined in Cap Rock’s rebuttal case.

(186)       Greenville’s Post-Hearing Brief, at 98.

(187)       Staff’s Initial Brief, at 51.

(188)       Cap Rock Ex. 304, at 28.

(189)       Cap Rock Ex. 304, at Attachment GWT-R-3.

2.                                    Stock Awards

In its direct case, Cap Rock proposed removing $1,085,200 in costs of stock awards and merit bonuses from its requested cost of service.   The parties agree that all of the stock awards and bonuses should be removed from the cost of service.(190)   Cap Rock, in its rebuttal case, submitted a corrected calculation of the adjustment in the amount of $1,146,782 for stock awards, plus $220,099 for merit bonuses.  The correction was calculated by using the information provided in the workpapers for Schedule G-1.5.(191)  The workpapers include the information for the costs of stock awards to officers and directors who were not also employees.  The original adjustment was calculated using only the amount related to company employees but, on rebuttal, Mr. Tucker revised the proposed adjustment to include the costs of the stock awards to officers and directors who were not also employees.(192)

In addition, Greenville contests two $39,001 bonuses paid to Mr. Pruitt and Mr. North during the test year and argues that such amounts should also be excluded from the requested cost of service.(193)  Cap Rock asserts that no witness sponsored Greenville’s proposed adjustment and further asserts that the first time Greenville raised the proposed adjustment was in its brief.  Thus, Cap Rock contends that it had no opportunity to rebut the proposed adjustment and, therefore, it should not be adopted.  The ALJs agree with Greenville and conclude that the additional $78,002 in bonuses paid to Mr. North and Mr. Pruitt should be excluded.  Cap Rock admitted that it intended to remove 100% of the costs of stock awards and bonuses.(194)  The bonuses paid to Mr. Pruitt and Mr. North should be included in the bonuses Cap Rock agrees should be removed from its cost of service.  Therefore, the ALJs find that the correct reduction in expenses for stock awards and merit bonuses is $1,444,883 ($1,146,782 for stock awards, plus

(190)       TCGA Ex. 1, at 21; Greenville Ex. 1, at 50-51; Staff Ex. 4, at 22-23.

(191)       Cap Rock Ex. 13, at WP/G-1.5/4.

(192)       Cap Rock Ex. 304, at 34.

(193)       Greenville’s Post-Hearing Brief, at 101

(194)       Cap Rock’s Post-Hearing Brief, at 69.

$220,099 for merit bonuses, plus $78,002 for bonuses to Mr. North and Mr. Pruitt).(195)

(195)       Cap Rock Ex. 303, at Schedule JWR-R-8; Greenville Ex. 145.  As discussed above, the ALJs again note that the numbers provided by Cap Rock have not been audited.  However, since those numbers are the best available data, the ALJs are relying on Cap Rock’s statement that the amount of stock awards and bonuses is accurate.

3.                                    Sick Leave/Vacation/Longevity Buyback

The test year included expenses for longevity bonuses and the buyback of unused sick leave and vacation.  During the test year, Cap Rock paid $127,934 to buy back unused employee vacation and sick leave, and $104,817 to buy back employee longevity.(196)  The costs were routinely included in its cost of service when the Company’s predecessor was subject to the Commission’s jurisdiction and they were never challenged.(197)    In reviewing the Company’s information, Mr. Rainey found that Cap Rock had discontinued the policy of longevity payments in 2003.  As a result, he proposed an adjustment of $100,456 to remove those payments from the cost of service.  The revised requested test year amount for Sick Leave/Vacation Buyback recommended by Mr. Rainey is $132,294.(198)  Staff supports this request.(199)

Pioneer recommended exclusion of the entirety of Cap Rock’s buy back of unused vacation and sick leave.(200)  Pioneer contends that repurchase of unused vacation and sick leave is not a good policy for employee morale and is an unusual business practice.(201)  Although Pioneer argues that Cap Rock’s buyback policy may not be good for employee morale or may be unusual, the ALJs decline to second-guess Cap Rock’s decision to provide this benefit to its employees.  Certainly, there is nothing improper about buying back employee sick leave or vacation time.  Therefore, the ALJs conclude that the revised requested test year amount for sick leave and vacation buyback of $132,294 should be included in O&M expenses.

(196)       Staff Ex. 20 at 8.

(197)       Cap Rock Ex. 303, at 44.

(198)       Cap Rock Ex. 303, at 45.

(199)       Staff’s Initial Brief, at 52.

(200)       Greenville supports Pioneer’s request. Greenville’s Post-Hearing Brief, at 93.

(201)       Pioneer Ex. 1, at 41-42.

4.                                    General Counsel Salary Expense

Pioneer and Farm Bureau challenge the inclusion of Cap Rock General Counsel Ronnie Lyon’s salary in O&M expenses.  Mr. Lyon’s base salary is $174,000.  He earns other income through bonuses and executive compensation, which are addressed in other sections of this PFD.(202)  Pioneer argues that Mr. Lyon’s salary should not be included in O&M expenses because it is not appropriate for a company the size of Cap Rock to have a full time general counsel.  Also, Pioneer asserts that Mr. Lyon’s services are not required for the Company to provide the kind of service it has provided consistently over the years before it converted to an investor-owned utility.   Pioneer also contends that Mr. Lyon provides services unrelated to Cap Rock’s utility business (such as advice regarding FERC matters, which relate to NewCorp and not to Cap Rock; SEC matters; and litigation that is not related to Cap Rock’s provision of electric service).  Pioneer further asserts that Mr. Lyon is one of the contributing factors to the utility’s poor quality of management referred to earlier in this PFD.

Farm Bureau requests disallowance of Mr. Lyon’s time because it asserts that he spent time on matters such as lobbying and litigation not directly related to the provision of electric service.  Because Farm Bureau could not calculate the amount that should be deducted from his salary to account for those expenses, it recommends disallowance of his entire salary.(203)

(202)       In making the recommendation to remove Mr. Lyon’s salary, Ms. Blumenthal’s $704,284 reduction to officers’ compensation and her proposed $174,000 reduction for Mr. Lyon’s base salary in Exhibit EB-1 resulted in a double exclusion of Mr. Lyon’s compensation, because Mr. Lyon’s $174,000 base salary was already included in the $704,284 figure.  This section of the PFD addresses only the $174,000 base salary.

(203)       Farm Bureau’s Initial Brief, at 23-24.

After considering the evidence and arguments, the ALJs find that Mr. Lyon’s base salary of $174,000 should be included in Cap Rock’s O&M expenses.  Mr. Lyon has served as the Company’s full time general counsel since 1993.(204)  He handles many routine litigation matters for the company and supervises all outside legal counsel.(205)  He performs routine corporate, contract, right-of-way, and real estate work, and provides counsel on FERC and PUC matters.(206)  Although Cap Rock is a small utility, it does have a need for legal advice and in-house legal work.  The ALJs find that, although  the base salary paid to Mr. Lyon is quite high, it is not unreasonable and excessive for the work he provides as legal counsel.  Although it is quite possible that some of Mr. Lyon’s advice has led to poor management decisions, there is no evidence in the record to establish such a finding.  While Pioneer and Farm Bureau may not agree with the advice Mr. Lyon’s provides to Cap Rock, he is providing a service the utility needs to continue to operate in a regulated environment.  Therefore, the ALJs conclude that Mr. Lyon’s base salary of $174,000 should be included in Cap Rock’s O&M expenses.

5.                                      Executive Compensation

Pioneer and Greenville challenge the level of Cap Rock’s executive compensation.  Pioneer supports a downward adjustment of $530,284.(207)  Greenville contests the 30% allocation factor given to the salaries, which places 70% of the cost of salaries in Cap Rock’s cost of service, with the remaining 30% allocated to NewCorp.  Neither Staff nor OPC took a position on this issue.  The ALJs find that the amount of executive salaries included in Cap Rock’s O&M expenses should be reduced as recommended by Pioneer.  The ALJs will, however, use the 30%

(204)       Cap Rock Ex. 300, at 21-23.

(205)       Cap Rock Ex. 300, at 21-23.

(206)       Cap Rock Ex. 300, at 21-23.

(207)       Pioneer’s original recommended downward adjustment was $704,284, which double counted Mr. Lyon’s salary of $174,000.  At the hearing, Ms. Blumenthal revised her testimony to remove the effect of Mr. Lyon’s salary, bringing the total requested reduction to $530,284.  Tr. Vol. 4, at 673; Pioneer Ex. 1, attached Ex. EB-1, line 13.

allocation factor.  Although we reiterate our doubts about the reliability of Cap Rock’s data, including the 30% allocation factor.  Without reliable data indicating that the allocation factor is incorrect, the ALJs rely upon Cap Rock’s allocation factor out of necessity.

During the test year, compensation for the six executive officers was over $1.7 million, which includes over $800,00 in stock awards that are not included for purposes of calculating revenue requirement.(208)  Actual cash salaries to executives (excluding general counsel Ronnie Lyon) total $700,140 during the test year.  For calendar year 2003, including both stock awards and salaries, total executive compensation was over $4.4 million.(209)  Mr. Pruitt’s total compensation alone for that year was over $2.1 million.(210)  Although the total calendar year amounts for 2003 (as opposed to the test year that went only to September 2003) and the stock awards are not directly relevant to the discussion of test year salary levels to be included in revenue requirement, they are important to understand the entire compensation picture and the backdrop against which salaries are discussed.

Ms. Blumenthal testified that she believes Cap Rock’s officers have been using the utility as a means to enrich themselves to the detriment of ratepayers.(211)  She pointed out that, with the addition of Will West to the Company’s executive staff, Cap Rock has seven highly-paid executive officers.  She noted that Cap Rock’s executive compensation was 23% of the Company’s total compensation during the test year and 54% of total compensation during calendar year 2003.  She concluded that this concentration at the top is excessive for a company with 114 employees and 17,000 customers.

(208)       Pioneer Ex. 1, at 38.

(209)       Pioneer Ex. 1, at 38.

(210)       Pioneer Ex. 1, at 38; Tr. Vol. 1, at 149.

(211)       Pioneer Ex. 1, at 16.

Ms. Blumenthal recommended that Cap Rock’s executive compensation be significantly reduced.(212)   She testified that total executive compensation for other Texas utilities of Cap Rock’s size does not exceed $200,000 annually.(213)   She pointed out that Cap Rock is a small electric utility that is no different from an electric cooperative in size, geographic coverage, operating characteristics, and complexity.(214)  She recommended an adjustment of $530,284 to bring executive compensation down to $200,000.

In its rebuttal case, Cap Rock disputed Ms. Blumenthal’s recommendations.  Mr. Tucker claimed that Ms. Blumenthal had provided no support for her recommended $200,000 limit on executive compensation.(215)   Mr. Tucker also asserted that his review of salaries and bonuses of other small utility companies indicated that Cap Rock’s compensation was not excessive, but was in fact 32% below the nearest-sized small utility he reviewed.

(212)       Pioneer Ex. 1, at 40.

(213)       Pioneer Ex. 1, at 37-40.

(214)       Pioneer Ex. 1, at Illustration EB-1.

(215)       Cap Rock Ex. 304, at 30-31, and Schedule GWT-R-3.

Ultimately, the ALJs conclude that there is little evidence in the record to establish the propriety of Cap Rock’s executive compensation.  Ms. Blumenthal’s testimony that total executive compensation should be set at no more than $200,000 is based only on her “familiarity with” the executive compensation of other Texas utilities of Cap Rock’s size, and is not based on any study nor did she provide any underlying data to support her conclusory testimony.(216)  Similarly, the ALJs give very little weight to Mr. Tucker’s review of executive compensation of other companies.  In cross-examination, Mr. Tucker acknowledged that the companies in Cap Rock’s analysis were not actually comparable,(217) but were much larger than Cap Rock, were engaged in other lines of business, and had many times more employees.(218)  Further, it is unclear whether the executives at such companies received significant stock awards as compensation, or whether their salaries and bonuses really comprised the totality of their compensation.  If they did not receive stock awards, then it would not be reasonable to compare their compensation to Cap Rock’s executives who receive more than half of their compensation in stock awards which were not included in Mr. Tucker’s calculations.

Clearly, when stock awards are considered, Cap Rock’s executives are paid handsomely and, as the ALJs have noted, this high level of compensation seems excessive for a utility with only 114 employees and 17,000 customers.  But, at the same time, total executive compensation of $200,000 for five executives (i.e., an average of $40,000 per executive) seems unreasonably low if stock awards are not considered.  The most reasonable level of compensation is probably somewhere between Pioneer’s proposed $200,000 amount and Cap Rock’s actual payments of $730,284 (exclusive of Ronnie Lyon’s salary), but the ALJs cannot arbitrarily decide a figure.  Ultimately, it is Cap Rock’s burden to justify its expenses and show they are reasonable and necessary.  Cap Rock has not done this.  Therefore, the ALJs find it appropriate to adopt

(216)       Pioneer Ex. 1, at 40, 44.

(217)       Tr. Vol. 7, at 1455-67.

(218)       Tr. Vol. 7, at 1455-67.

Ms. Blumenthal’s testimony as establishing at least a minimum figure for executive compensation.  When coupled with the significant stock grants given, this amount would appear to provide a reasonable total compensation to Cap Rock’s executives.  Therefore, the ALJs conclude that Ms. Blumenthal’s recommendation to reduce executive compensation by $530,284 should be approved.

E.                                    Reclassification of Plant to O&M

As discussed above under Invested Capital and Rate Base, the ALJs find that Cap Rock should be permitted to reclassify certain work orders to O&M from distribution plant, resulting in an increase to O&M expense in the amount of $432,190.

F.                                    Expense of Operation as a Publicly-Traded Company

Pioneer asserts that Cap Rock should not be able to recover the costs of operating as a publicly-traded company.  The ALJs disagree with Pioneer and find that Cap Rock should recover, as part of its O&M expenses, the costs associated with being a publicly-traded company.

Cap Rock’s cost of service includes substantial costs related to its operation as a publicly-traded company.  These costs total approximately $766,000, which include $441,600 in accounting costs related to Cap Rock’s status as a publicly-traded entity, American Stock Exchange annual fees of $15,000, stock transfer agent fees of $150,000, printing fees of approximately $97,500, seminar fees totaling $46,300, and shareholder services costs of approximately $15,250.(219)  The ALJs will not second guess the decision of Cap Rock’s members to convert to a publicly-traded company.  This is not the proper forum to determine whether that was an appropriate business decision.  Thus, the ALJs conclude that the costs associated with operating as a publicly-traded company should be included in O&M expenses as part of Cap Rock’s cost of service.

(219)       Pioneer Ex. 1, at 46-47.

G.                                  Right-of-Way Fees

During its review of Cap Rock’s books and records, Pioneer found that Cap Rock charged filing fees for rights-of-way to operations and maintenance.  Pioneer claims that this treatment is incorrect, and proposed that the expense be disallowed and the cost capitalized.(220) Mr. Rainey testified that the expenses are correctly described and recorded as the costs of the filing of right-of-way easements needed for Cap Rock’s access to its distribution system.  These are right-of-way easements needed for Cap Rock’s personnel to cross over another person’s real property to perform work on its distribution facilities.(221)  Therefore, the ALJs find that no adjustment should be made to Cap Rock’s request because these are appropriate expenses for Cap Rock to include in O&M expenses.

(220)       Pioneer Ex. 1, at 24.

(221)       Cap Rock Ex. 303, at 50.

H.                                  Materials and Supplies

As discussed under the Materials and Supplies section of Invested Capital and Rate Base, the ALJs find that Cap Rock should not be permitted to include additional costs in materials and supplies inventory.  Accordingly, the amount of $95,053 should remain classified as O&M expenses.  Pioneer goes even further and argues that this amount should also be left out of O&M because Cap Rock has not shown that it properly adjusted its O&M expenses downward by the amount of its test year inventory purchases of $26,500.  Essentially, Pioneer argues that the $95,053 should be a “surrogate” for the actual test year inventory amounts that should have been removed from O&M but allegedly were not.  The ALJs disagree with this.  It is undisputed that Cap Rock proposes to adjust the $95,053 from O&M expenses and move it to inventory, but the ALJs have recommended against this.  Therefore, the amount should remain in O&M expenses.  If Pioneer argues that some amounts have not properly been accounted for from test year inventory, then it needs to address those amounts and not make “surrogate” adjustments.  Accordingly, the ALJs conclude that the amount of $95,053 should be removed from Cap Rock’s proposed inventory amount and should be included in O&M expenses.

IX.  AFFILIATE TRANSACTIONS

Numerous parties allege that Cap Rock and NewCorp are affiliates and that the transactions between the two entities are subject to review under the affiliate transaction rule found in PURA § 36.058.  In applying this review, various intervenors assert that some of Cap Rock’s expenses associated with payments to NewCorp must be disallowed because they are not reasonable nor prudent.

Cap Rock disputes that NewCorp is its affiliate.  PURA § 11.003 and 11.006 define who may be found to be an affiliate under PURA.  Specifically, both of those provisions provide that only a “person” may be found to be an affiliate of a utility.  In PURA, a “person” is defined as

“an individual, a partnership of two or more persons having a joint or common interest, a mutual or cooperative association, and a corporation, but does not include an electric cooperative.”(222)  Cap Rock points out that NewCorp is an electric cooperative and, therefore, is excluded from the definition of “person” in PURA and is excluded from being considered its affiliate under PURA § 11.003 or 11.006.

The intervenors argue that NewCorp cannot lawfully be considered an electric cooperative under PURA.  In PURA § 11.003(9), an “electric cooperative” is defined as:

(A) a corporation organized under Chapter 161 or a predecessor statute to Chapter 161 and operating under that chapter; or

(B) a corporation organized as an electric cooperative in a state other than Texas that has obtained a certificate of authority to conduct affairs in the State of Texas.

(222)       PURA § 11.003(14) (emphasis added).

NewCorp is organized as a cooperative in the State of Texas, so subpart B does not apply.  The intervenors contend that NewCorp is not properly “operating under” chapter 161 of the Utilities Code and, thus, does not qualify as an electric cooperative under PURA § 11.003(9)(A).  The intervenors allege that, to operate under Chapter 161, all the members of the board of directors of the cooperative must be members of the cooperative.(223)  The intervenors point out that none of the members of NewCorp’s board are members of the cooperative.(224)  Furthermore, the intervenors note that the secretary and treasurer for a cooperative operating under Chapter 161 can come only from  the members of the board.(225)  Yet, Lee Atkins is the Secretary/Treasurer for NewCorp, and he is not a member of the board of directors.(226)  In light of the fact that none of the directors nor the secretary/treasurer are members of NewCorp, nor is the secretary/treasurer a member of NewCorp’s board, the intervenors assert NewCorp is not operating under Chapter 161.

TCGA also alleges that NewCorp earns profits in violation of  Section 161.059(a) of the Utilities Code.(227)  TCGA further argues that Section 161.059(d) requires a cooperative to return revenues to its members and contends that, because NewCorp has not done that, it is not operating as an electric cooperative under chapter 161.  Finally, TCGA argues that NewCorp does not hold annual meetings and, therefore, does not comply with Section 161.067(b).  For all of these reasons, the intervenors assert that NewCorp is not properly operating under chapter 161 of the Utilities Code and is not an “electric cooperative” for purposes of that code.  As such, they contend that NewCorp is a “person” under Section 11.006 and meets the requirements for being treated as an affiliate of Cap Rock.

(223)       TEX. UTIL. CODE ANN. § 161.071.

(224)       Tr. Vol. 7, at 1244

(225)       TEX. UTIL. CODE ANN. § 161.076(a).

(226)       Greenville Ex. 15.

(227)       TCGA’s Initial Brief on the Merits, at 8.

In response, Cap Rock contends that the Commission does not have the authority or jurisdiction to determine the legal status of NewCorp.  Cap Rock alleges that the claim by intervenors that NewCorp is not operating under Chapter 161 can only be interpreted as a claim that NewCorp is not a valid electric cooperative corporation.  Such a claim, Cap Rock argues, is not properly raised here and can only be pursued by the Attorney General of the State of Texas in a quo warranto proceeding.  Under provisions of the Texas Civil Practice & Remedies Code, a quo warranto action is available if:  (1) an association of persons acts as a corporation without being legally incorporated; (2) a corporation does or omits an act that requires a surrender or causes a forfeiture of its rights and privileges as a corporation; or (3) a corporation exercises power not granted by law.(228)  Because the intervenors have not alleged any irregularity in the incorporation of NewCorp or in the filing of its articles of incorporation—but rather complain only of the manner in which NewCorp has been operating—Cap Rock argues their claims can be raised and determined only in a direct quo warranto proceeding brought by the Attorney General of Texas.(229)  Absent such a challenge, the Commission purportedly must accept NewCorp’s status as an electric cooperative.

(228)       TEX. CIV. PRAC. & REM. CODE ANN. § 66.001.

(229)       Lea County Elec. Co-op., Inc. v. City of Plains, 373 S.W.2d 90 (Tex.Civ.App.—Amarillo 1963, writ ref’d. n.r.e.); Southwestern Gas & Elec. Co. v. City of Gilmer, 123 F. Supp. 11 (E.D.Tex. 1954), aff’d 224 F.2d 794 (5th Cir. 1955).

                Moreover, Cap Rock disputes the various contentions that NewCorp is not properly operating under Chapter 161 and, therefore, it does not meet the definition of “electric cooperative” under PURA § 11.003(9).  In regard to the assertion that NewCorp’s directors and secretary/treasurer are not members, Cap Rock points out that non-individual members can (and must) designate representatives to act on their behalf.  Under the provisions of Chapter 161, a corporation such as Cap Rock is considered a person.  As the sole member of NewCorp, Cap Rock had the ability to designate its representatives to sit on the board of directors and to serve as the secretary/treasurer.

Also, Cap Rock disagrees that NewCorp has earned profits in violation of Section 161.059 of the Utilities Code.  Cap Rock points out that, although an electric cooperative is to operate without profit to its members, it is required to create and maintain reserves.(230)  Cap Rock points out that no profits have been distributed by NewCorp to its members and any alleged “profits” are simply reserves held in compliance with § 161.059.  Cap Rock argues that a cooperative cannot be required to create reserves and then be in violation of the same section of the statute because these reserves are prohibited as “profits.”  Thus, Cap Rock states that NewCorp is operating without profit to its members as required by § 161.059(a).

(230)       TEX. UTIL. CODE § 161.059(b)(3) and (c)(2).

Finally, Cap Rock asserts that TCGA is simply wrong when it alleges that NewCorp does not hold annual meetings.  Cap Rock points out that the evidence shows that annual meetings took place and that it has made available in discovery the minutes of NewCorp’s annual meetings.  Cap Rock further contends that the testimony of Lee Atkins makes this clear.(231)  Further, Cap Rock notes that the statute itself states that a “[f]ailure to hold the annual meeting at the designated time does not result in forfeiture or dissolution of the cooperative.”(232)

After considering the arguments and evidence presented, the ALJs conclude that NewCorp is not an affiliate of Cap Rock within the meaning of PURA § 11.006.  Therefore, Cap Rock’s transactions with it are not subject to review under the affiliate transaction rule found at PURA § 36.058.

First, it is clear that only “persons” may be considered affiliates.(233)  Under PURA § 11.003, person is defined broadly to include individuals, partnerships, and corporations.  But, electric cooperatives are specifically excluded.  So, the question presented is whether NewCorp qualifies as an electric cooperative.  There is no dispute that it has been organized under the laws of Texas as an electric cooperative, with Cap Rock as its sole member.  The intervenors allege, however, that it has not complied with the various requirements for electric cooperatives under Chapter 161 of the Utilities Code and, thus, is not operating under that chapter.  Because of this, they contend that it does not meet the definition of electric cooperative found in PURA § 11.003(9).

(231)       Tr. Vol. 1, at 90-91.

(232)       TEX. UTIL. CODE ANN. § 161.067(b).

(233)       PURA § 11.006.

The ALJs conclude that such challenges are not properly raised through this proceeding.  While the ALJs believe it is within the province of the Commission to determine whether NewCorp is acting as an electric cooperative, in a rate case like this such a determination should be more akin to a prima facie review.  In this case, the intervenors really seek a forfeiture of NewCorp’s right to act as an electric cooperative and that goes beyond the scope of this proceeding.  NewCorp is organized as an electric cooperative under Chapter 161 of the Utilities Code and purports to operate as such.  If, in conducting its operations, NewCorp has violated certain requirements of Chapter 161, the ALJs do  not believe that this alone would result in it not being considered an electric cooperative under PURA § 11.003(9).

Furthermore, the ALJs disagree that NewCorp has not been operating under Chapter 161.  First, the evidence shows that NewCorp has properly held meetings annually.  In fact, the evidence indicates that it holds meetings each quarter.(234)  Even if it had not, the statute is clear that this would not result in a forfeiture or dissolution of the cooperative nor otherwise jeopardize its cooperative status.  Second, NewCorp has not improperly earned profits in violation of Section 161.059.  As Cap Rock points out, electric cooperatives are expected to develop and maintain reserves.  While it may be true that NewCorp has not formally designated and calculated the need for such reserves in a manner ordinarily expected, this is more indicative of poor management and administration and does not reflect that NewCorp has been earning profits per se.  Rather, the excess funds that NewCorp has received from operations would qualify as reserves, and such funds have not been paid out as profits.

(234)       Tr. Vol. 1, at 90-91.

Finally, the ALJs conclude that it is appropriate for a corporation such as Cap Rock to appoint representatives to carry out its functions.  Being duly appointed, the representatives are representing the corporation in the functions they carry out.  As such, the board of directors and secretary/treasurer that were designated by Cap Rock are appropriately acting on its behalf, as the sole member in NewCorp.(235)  In a situation such as this, where a cooperative has only one member and that member is a corporate entity, it seems appropriate to allow that member to appoint representatives to the Board.  If such is not allowed, then it would be impossible for the cooperative to comply with the requirements of the chapter.  The intervenors may argue that this is precisely the point and that there should not be cooperatives with only one member, but that is essentially a challenge to NewCorp’s legal status that should be raised in a quo warranto action and is beyond the reasonable scope of this rate-making proceeding.

For all of the reasons discussed above, the ALJs conclude that NewCorp is an electric cooperative operating under chapter 161 of the Utilities Code and, as such, is not a person under  PURA § 11.003.  Because it is not a person under PURA § 11.003, NewCorp also cannot be an affiliate of Cap Rock under PURA § 11.006 and the affiliate transaction rules do not apply to Cap Rock’s transactions with NewCorp.(236)

(235)       Further, given the unique structure of NewCorp, with Cap Rock as its sole member, the ALJs find that Cap Rock could properly appoint a representative as secretary/treasurer who is not serving as Cap Rock’s representative on the Board of Directors.

(236)       Given the nature of the two entities, Cap Rock and NewCorp certainly would be affiliates in any common understanding of the terms and for the underlying purposes of the statute.  However, the Legislature has chosen to specifically exempt electric cooperatives for whatever reason and the ALJs are constrained to follow the statute in making their recommendation in this case.

X.  DEPRECIATION AND AMORTIZATION EXPENSE

A.                                  Self Insurance/Catastrophe Reserve

As discussed under Invested Capital and Rate Base, the ALJs find that Cap Rock should not be permitted to recover through rate base, any monies for a catastrophe reserve.  Therefore, Cap Rock should also not adjust its depreciation and amortization expense to show the existence of the reserve.

B.                                  Intangible Plant

As discussed under Invested Capital and Rate Base, the ALJs find that Cap Rock should not be permitted to recover the costs of the Delinea System in its rate base.(237)  Therefore, Cap Rock should not make a corresponding adjustment to its depreciation and amortization expense.

(237)       As discussed above, another alternative to disallowing all costs for the Delinea System is to disallow 50% of the costs.  If the Commission determines that 50% of the Delinea System costs are appropriately recovered through rate base, then a corresponding adjustment should be made to depreciation and amortization expense.

XI.  TAXES OTHER THAN INCOME TAXES

A.                                  Ad Valorem Taxes

Staff, OPC, and Pioneer assert that Cap Rock should recover its test year property taxes and not the estimated increase to property taxes Cap Rock seeks.(238)  The ALJs agree.  Commission rules provide for the historic test year costs, plus known and measurable changes.(239)  The ALJs conclude that the property tax increases are estimates at this time, thus they are not known and measurable and should not be allowed.

In its direct case, Cap Rock stated that Rash & Associates had prepared an independent analysis indicating that property taxes were expected to increase to $2,700,000 per year from Cap Rock’s test year tax level of approximately $900,000 per year.(240)  Rash & Associates initially used an estimated tax assessment of $110,000 with an estimated tax rate of $2.47 per $100 of value.(241)  However, in rebuttal, Cap Rock stated that property taxes will only increase by $473,700 to a projected total of $1,373,300.(242)

Pursuant to P.U.C. SUBST. R. 25.231(b), a utility’s historical test year expenses can only be adjusted for “known and measurable” changes.  As late as August 18, 2004, Cap Rock supplemented its response to Pioneer’s request for a description and explanation of the Rash & Associates independent analysis as follows:

(238)       Pioneer suggests a smaller estimate for property tax increases than the increase Cap Rock proposed.

(239)       P.U.C. SUBST. R. 25.231(b).

(240)       Cap Rock Ex. 4, at 28.

(241)       Cap Rock Ex. 13, at WP/G-/8.3.

(242)       Cap Rock Ex. 304, at 37 and Attachment GWT-R-10.

The independent analysis performed by Rash & Associates is not yet finalized.  As a result, there is little or no detail or explanation available.(243)

This response was never further supplemented.  Cap Rock failed to provide evidence to support a request for a “known and measurable” adjustment to its ad valorem tax request.  As stated in the rebuttal testimony of Mr. Tucker, the rebuttal request of $1,373,300 is based on the negotiated market value of Cap Rock property and assuming an increase in tax rates of 3%.(244)  Once again, Cap Rock’s request is based on an assumption that rates will change.  It is not a known and measurable change, and such assumptions have not been proven to be reasonable.

Furthermore, the county appraisal notices contain estimates of future tax obligations.  Cap Rock has indicated that it expects that Rash & Associates will “take all necessary steps to reduce its property taxes as much as possible.”(245)  The appraisal district notices produced by Cap Rock set out a protest deadline by which Cap Rock can protest its estimated ad valorem taxes.(246)  Thus, there is a possibility that Cap Rock’s estimate will change again if the protests are successful.  Therefore, the ALJs conclude that Cap Rock’s request for an increase in property taxes is not a known and measurable change at this time and should be disallowed.

(243)       Greenville Ex. 118.

(244)       Cap Rock Ex. 304, at 37.

(245)       TCGA/SL Ex. 155.

(246)       Staff Ex. 9.

B.                                  Franchise Taxes

In the test year, Cap Rock paid .045% of its taxable income as state franchise taxes (Cap Rock’s franchise tax liability is calculated as 1% of 4.5% of its taxable income by virtue of its 1% ownership in Petra One Energy, L.P.).(247)  Cap Rock proposes to recover $4,400 for its annual payment of franchise taxes, based on its test year payments. Greenville and Staff propose that $1,000 be included for franchise taxes, instead of the $4,400 offered by Cap Rock.  Although Greenville and Staff recognize that Cap Rock continues to be liable for some state franchise taxes, they maintain that Cap Rock will pay only $1,000 in franchise taxes.(248)

Cap Rock will continue to be liable for state franchise taxes in ensuing years (unless the tax laws change) in the amount of 1% of 4.5% (i.e., .045%) of its taxable income.(249)  Until Cap Rock’s rates and its income are established in this proceeding, the exact amount of its franchise tax liability will not be known, but will be calculable as .045% of such taxable income.  Therefore, the ALJs find that Cap Rock’s franchise tax should be calculated as .045% of its taxable income.(250)

(247)       Tr. Vol. 8, at 1519-1520.

(248)       Greenville’s Post-Hearing Brief, at 65-66; Staff’s Initial Brief, at 58-59.

(249)       Tr. Vol. 8, at 1519-1520.

(250)       The final calculation of franchise tax will be determined after the final order in this case.

XII.  INCOME TAXES

All parties agree that the appropriate federal income tax rate to be applied to Cap Rock is 34%, and the ALJs concur that 34% is the appropriate rate.   The actual calculation of federal income tax cannot be performed until adjustments are made to Cap Rock’s rebuttal case based on this PFD and the Commission’s final order.  The parties disagree on Cap Rock’s inclusion of true-up charges prior to 2001 in its income tax calculation.  In its rebuttal case, Cap Rock made corrections to the test year timing differences and deferred taxes included in its calculations in its direct case.(251)  Staff agrees with the corrections.(252)  In her discussion of federal income taxes, Pioneer witness Ms. Blumenthal noted her concern regarding the Company’s calculation of permanent timing differences in the tax calculation.  Ms. Blumenthal was unable to determine the source of the Company’s inclusion of $469,467 for “true-up charges prior to 2001” in the calculation of test year permanent differences.(253)  Because she could not find any justification for this item, Ms. Blumenthal recommended removal of the $469,500 from test year permanent differences of $488,015.

The ALJs find that Cap Rock, in its rebuttal case, correctly calculated its federal income tax rate, and the ALJs conclude that Staff’s recommendation, which agrees with Cap Rock’s corrections, should be followed.  Although Pioneer asserts that some of the test year timing differences should be adjusted, Staff agrees with Cap Rock that Cap Rock made the appropriate corrections.  The ALJs find that Staff’s expert has the better qualifications to review the federal income tax calculations.  Thus, the ALJs conclude that Staff’s recommendation should be followed.

(251)       Cap Rock Ex. 304, at 38.

(252)       Staff’s Initial Brief, at 59.

(253)       Pioneer Ex. 1, at 84.

XIII.  INTEREST ON CUSTOMER DEPOSITS

In its initial RFP, Cap Rock included customer deposits in rate base.  As discussed previously in this PFD, Cap Rock has agreed with the intervenors and removed customer deposit amounts from its rate base.  However, Cap Rock contends—and the intervenors generally agree—that it is entitled to include in its cost of service the interest expense it must pay to customers for those deposits.  In its rebuttal case, Cap Rock calculated this interest amount as being $36,800, which is the actual amount of interest paid during the test year.(254)

(254)       Cap Rock Ex. 303, at 40 and Schedule JWR-R-7.

There are two contested issues related to calculating the amount of interest on customer deposits.  First, Pioneer disagrees that Cap Rock has adequately shown the correct amount of interest on customer deposits to be included in cost of service. Pioneer asserts that Cap Rock’s proposed amount is supported only by John Rainey’s conclusory testimony, without adequate evidentiary support.  Second, Cap Rock argues that the amount of interest will change based upon the amount of customer deposits that are removed from rate base.  It has proposed removing $610,350 from rate base to reflect the 13-month average balance of customer deposits and has calculated the interest on customer deposits during the test year to be $36,800.  On the other hand, Staff has proposed that $651,929 be removed from rate base for customer deposits.  Cap Rock argues that, if Staff’s proposed amount is removed from rate base, then the interest calculation should also be based on that amount.  Specifically, Cap Rock asserts that, using Staff’s proposed customer deposit amount, interest on customer deposits should be revised upward to $39,115. (255)

There is no dispute that interest paid on customer deposits is a legitimate cost of service expense.  The Commission’s rules mandate the payment of such interest and the Commission establishes the appropriate interest rate.  As applied to this case, the Commission-mandated interest on customer deposits is 6%.  Therefore, to the extent that the evidence establishes customer deposits entitled to interest, Cap Rock is required to pay 6% in annual interest on such deposits and the resulting interest payments are a legitimate cost of service.

The ALJs have previously recommended that Staff’s proposed amount of $651,929 be removed from rate base to reflect customer deposits held by Cap Rock at the end of the test year.  In light of this recommendation, the ALJs also conclude that this is the appropriate figure on which to base interest expenses paid on customer deposits.  Accordingly, the ALJs recommend that Cap Rock’s cost of service include an upward adjustment of $39,115 to reflect the interest

(255)           The calculation is shown as $651,929 x 6% = 39,115.

required to be paid on $651,929 in customer deposits held by Cap Rock at the end of the test year.

The ALJs disagree with Pioneer’s contention that Cap Rock has not adequately established in the record the amount of interest on customer deposits that it is obligated to pay.  The unrebutted evidence shows that Cap Rock paid $36,800 in interest on customer deposits during the test year. (256)  However, the ALJs do not recommend that this amount be used by the Commission.  From reviewing the evidence, the amount of customer deposits held by Cap Rock increased significantly from the beginning of the test year to the end of the test year.  Therefore, Cap Rock’s actual interest expenses going forward (based on the amount of customer deposits held at the end of the test year) will be more than the interest expense during the test year.  The evidence shows that the total amount of customer deposits held by Cap Rock at the end of the test year was $651,929.  The Commission’s rules mandate the payment of interest on such deposits at the interest rate set by the Commission.  The ALJs do not find that any additional evidence is necessary to determine the appropriate amount of interest due on customer deposits.  Rather, the interest expense may be determined by multiplying the customer deposit amount by the Commission-mandated interest rate, resulting in the interest expense of $39,115 proposed by Cap Rock. (257)  This is the amount recommended by the ALJs.

XIV.  RATE DESIGN

A.                                    Overview

In general, all of the intervenors find that Cap Rock’s proposed rates are contrary

(256)       Cap Rock Ex. 303, at 40 and Schedule JWR-R-7.

(257)       The ALJs recognize that the actual interest paid will vary from the recommended amount, as the total amount of customer deposits will fluctuate throughout the year.  Given the removal from rate base of actual customer deposits held by Cap Rock at the end of the test year, for consistency the ALJs find it appropriate to use that same amount to calculate interest expenses on customer deposits.

to PURA because they are not fair and equitable, but are instead discriminatory, insufficient, and inequitable in their application for all customers.  The intervenors argue the proposed rates favor certain customers without any apparent basis, punish other customers for participating in past regulatory or legal proceedings against Cap Rock, and ignore the particular characteristics of certain classes of customers in order to assess them higher rates.

The fundamental rate design issue for many intervenors is whether Cap Rock’s  demand data is incomplete and unreliable.  They conclude that it is and, thus, argue it should not be used for designing rates.  Perhaps TCGA’s Reply Brief best sums up the position of these parties:

If there is one thing that is clear after wading through the fog of witness substitutions, erratas, RFP waivers, on-the-witness-stand changes, handwritten corrections to rebuttal schedules, and other attendant obfuscation in this case, it is that Cap Rock has absolutely no clue about its true current costs or how to allocate them.(258)

TCGA takes the lead in arguing that the underlying data in Cap Rock’s demand allocator study is so flawed and indefensible that, as a matter of law, the study may not form the basis for findings of fact.(259)  Due to the flawed study, and because three of the four peak months for the cotton gin class are off-peak for the utility, TCGA strongly objects to the 400% increase in demand rates for the cotton gin class proposed by Cap Rock.  TCGA takes the position that this increase is an example of Cap Rock’s efforts to punish the cotton gin class for its past and present regulatory involvement and insists that the only fair approach is to apply whatever revenue requirement results from this case to the existing rate structure.

(258)       TCGA’s Reply Brief On The Merits, at 13.

(259)       St. Lawrence adopted the position of TCGA on the rate design issue.

Pioneer is primarily concerned with Cap Rock’s proposal to discontinue the dual-fuel customer class in favor of serving the oil-well-pumping load in the same class as commercial customers.  While offering separate classes for other customers, Cap Rock no longer desires to do so for oil well customers (whom Pioneer calls the most cohesive and identifiable class on the Cap Rock system).  Because oil well customers are unique in their consistent, flat load and because much of the class is interruptible, Pioneer argues for a continuation of the dual-fuel customer classes until such time that a separate oil-well-pumping class may be created.

Farm Bureau argues that irrigation customers have borne more than their fair share of rate increases over the past few years.  Irrigation customers received rate increases of 13 and 27% in 2001 and 2002, respectively.  In its direct case, Cap Rock proposed another 36% increase for irrigation customers, far higher than the proposed overall system increase of approximately 14%.  Farm Bureau submits that these increases are not justified and that discriminatory rates such as the general service-city limit rate must be stopped.  Further, Farm Bureau argues that, if any rate increase is allowed, the principles of gradualism must apply.

OPC submits that Cap Rock and Staff rely upon fatally flawed data for their cost-allocation study.  OPC contends the demand data derived by Cap Rock is based upon subjective judgments and assumptions which cannot be verified or understood by third parties.  Moreover, the data was prepared in an inconsistent manner across classes and is available only in a form that cannot satisfy the definition of non-coincident peak load (NCP).  Accordingly, OPC argues that the most fair development of rates is by existing class revenues.  That is, rates should be adjusted by an equal percentage to all classes.

The Texas Legislature’s directive to begin the transition from a heavily regulated electric utility system to a competitive market is important to Staff, even though the standard tariffs for competitive utilities are not yet applicable to Cap Rock and other non-ERCOT utilities.(260)  Staff asserts that this proceeding should be used as a means to move Cap Rock closer to conformance with the standard tariff, avoiding the creation of new customer classes and sub-classes as well as other changes that would unnecessarily complicate Cap Rock’s eventual transition to competition.(261)  To this end, Staff opposes the creation of two separate rate classes for residential service, opposes the creation of a General Service II rate for non-residential general service, and supports system-wide rates with one tariff and a single set of rates for all customers in all divisions.

(260)       Cap Rock’s certificated area is in both ERCOT and the Southwest Power Pool (SPP).

(261)       The “standard tariff” is that implemented for IOUs that have entered into SB7 competition.

Regarding the major issues of rate design, the ALJs recommend the general service- city limit rate be included as a discount rate pursuant to PURA § 36.007; that steps be taken to mitigate the impact of elimination of the dual-fuel-rate class; and that rates be designed based on the existing cost-allocation structure, except for the integration of system-wide rates with one tariff.(262)  These and other issues regarding rate design are discussed below.

B.                                    Designation of Customer Classes

1.                                      General Service-City Limit (Rate Code 119)

Cap Rock has implemented two separate general service rates: a general service-city limit rate (city rate) for customers who are taking service in dually-certified areas and a standard general service rate for all other general service customers (rural rate).  Customers presently receiving service from the city rate are found only within the municipal limits of Midland, Texas.  Rural rate customers are charged more than 200% of the city rate for the same service (customer and energy-based distribution charges).(263) Cap Rock asserts that cost-of-service issues make this an appropriate rate that should not be offered as a discount.

(262)       Specifically, as discussed below, the ALJs recommend that the McCulloch division be integrated into Cap Rock’s entire system and that a consistent tariff be utilized going forward.

(263)       Cap Rock Ex. 9, at 2 of 6 (comparing Rate Code 110, rural rate, to Rate Code 119, city rate).

According to Cap Rock’s witness, J. Stephen Gaske, separate rates were necessary in order for Cap Rock to compete in dually-certified areas and as a means to recognize the additional costs associated with providing service to rural customers.(264) Cap Rock fears that, without this rate, competing electric companies will “cherry pick” the city customers (with their low cost of service), leaving Cap Rock to serve only the high-cost, rural customers.  Because of this, Dr. Gaske argues that the end result from losing the low-cost, city customers would be much higher rates for the rural customers.  He therefore concludes that the city rates are beneficial to city and rural customers alike.  Neither Staff nor OPC object to the city rate so long as it is treated as a discount rate under PURA § 36.007.  If treated as a discount rate, Cap Rock’s shareholders—and not the utility’s other customers—would bear the costs associated with offering the rate.  However, if the city rate is not treated as a discount rate, Staff and OPC argue that it must be eliminated from Cap Rock’s tariff.

Cap Rock urges that its second ground for providing the rate—differences between the costs of providing service—establishes that the proposed rate is cost-based and is not a discounted rate.  Dr. Gaske conducted a cost-of-service study where he allocated the costs associated with the lines, poles, and conduits to the rural or city sub-classes in recognition of the differences in customer density.  He found approximately 48.4 meters per mile of distribution line in the city and 2.6 meters per mile in rural areas.(265)  Dr. Gaske also determined that the typical service line in the city is 60 feet as compared to 150 feet in rural areas.  Applying these differences to the weighted costs used for allocation of costs to the city and rural sub-classes, Dr. Gaske concluded the city rate is appropriate.

Staff disagrees, arguing that such a distinction between urban and rural areas has traditionally been rejected by the courts, with the disapproval now codified in PURA

(264)       Cap Rock Ex. 7, at 27-28.

(265)       Cap Rock Ex. 7, at 18.

§36.005.(266)   This section provides that a utility’s rates for an area outside a municipality may not exceed 115% of the rate for similar service within the municipality, absent specific Commission approval.  In order to gain Commission approval, Staff insinuates Cap Rock disguised its urban and rural rates as separate residential customer classes based on cost of service.

The courts have recognized broad discretion for the Commission to classify customers  based upon numerous factors, including “… the cost of service, the purpose for which the service or product is received, the different character of the service furnished, the time of its use or any other matter which presents a substantial difference as a grounds of distinction.”(267)

(266)       City of Texarkana v. Wiggins, 246 S.W.2d 622, 626 (Tex. 1952).

(267)       Texas Alarm & Signal Association v. Public Utility Commission, 603 S.W.2d 766, 772 (Tex. 1980), citing Caldwell v. City of Abilene, 260 S.W.2d 712 (Tex.Civ.App.–Eastland 1953, writ ref’d).

The burden is on Cap Rock to justify the city rate in accordance with these factors.  In this case, Staff argues Cap Rock failed to provide any underlying data or other relevant information to support its allegations.  Rather, a review of the evidence in light of the above guidance suggests to Staff that there is no substantial basis to distinguish between city and rural customers.  More specifically, Staff notes they both receive residential service; therefore, the purpose for which the service is received and the character of the service is the same.  Peak loading (i.e., time of use issues) also does not appear to provide any distinction.  So, the only difference offered by Cap Rock is the density of customers.  Staff does not find evidence that the difference in costs for density alone is substantial enough to justify the creation of separate customer classes.

Even if a significant cost difference were proven between the proposed rural and city customer classes, Staff asserts the financial inequities are already addressed by the standard allowance charged for line extensions.  The standard allowance covers costs associated with extending the service line from the distribution facilities for 150 feet, the typical length needed for service to rural customers.(268) If additional line is necessary, that in excess of 150 feet is charged to the customer in the form of a non-refundable contribution in aid of construction (CIAC).  Staff thus  maintains that also charging higher rates for lines in excess of 150 feet results in a double recovery for Cap Rock and discriminatory rates for rural customers.

Staff and OPC suggest that the only proper way for the city rate to continue is as a discounted rate under PURA § 36.007.  As such, Cap Rock’s shareholders would bear the costs associated with the loss in revenues from city customers, and other ratepayers would not be affected.  Absent treatment as a discounted rate, both Staff and OPC argue that the

(268)       Cap Rock Ex. 7, at 19.  The typical length for city customers is 60 feet.

city rate must be eliminated from the tariff.

Joining Staff and OPC in opposition to the city rate, Farm Bureau insists that it is unreasonably preferential, prejudicial, and discriminatory in violation of PURA § 36.005(a).  Farm Bureau argues that the rate was developed to provide special treatment to a few customers in four affluent Midland subdivisions and is not necessary to meet competition.  Absent evidence that another utility had facilities or was otherwise capable of serving customers within these subdivisions, Farm Bureau maintains that dual certification does not mean that competition necessarily exists.(269)

Nor does Farm Bureau find credibility in Cap Rock’s argument that the cost differential in providing service supports the city rate.  Rather, Farm Bureau rejects the density weighting factors used in Dr. Gaske’s cost of service as unsupported and unproven.  Dr. Gaske allocated costs based on a number of weighted allocators thereby assigning fewer costs to city customers than to rural customers.  He used weighted NCP allocators to determine costs associated with poles, towers, fixtures, and overhead and underground conductors.  Likewise, Dr. Gaske relied on weighted demand and customer allocators for determining costs associated with line transformers and service drops.  In agreement with Staff, Farm Bureau finds these weighted allocators were inappropriately used primarily because they were all based on the density of customers without consideration of other relevant factors.

(269)       Tr. Vol. 8, at 1618-1619.

Moreover, Farm Bureau suggests that even the factors considered were inappropriately calculated.  For instance, Farm Bureau witness Kit Pevoto testified that when determining the distribution line density for Midland, Cap Rock used the length of the distribution lines for several customer classes, not just for the residential class.(270)  Then, Cap Rock compared the Midland density distribution line to that of the entire system, when the comparison should have been limited to that of distribution line cost between city and rural rate customers.  Ms. Pevoto further noted that the distribution lines examined in Cap Rock’s comparison contained both overhead and underground lines, yet no adjustment was made for the added costs associated with the underground lines which were used primarily for city customers.  Because of these factors, Farm Bureau finds Cap Rock’s approach to be overly simplified, unreasonable, and not based on cost-causation principles.

The ALJs conclude Cap Rock failed to meet its burden of proving any significant difference in costs associated with rural and city customers, much less a 200% difference as suggested by the city and rural rates.  Dr. Gaske suggested the difference resulted from his allocation of costs associated with distribution lines, poles and conduits, and service-line extensions.  But nowhere in the record do the ALJs find support for his conclusions.  There are no calculations or analyses that the ALJs can find determining the true costs associated with these services and the impact these differences have on costs of service to rural and city customers.  Furthermore, as noted by OPC witness Clarence Johnson, if such analyses were made, all factors must be considered—including those increasing the cost of service to city customers, such as more expensive land, municipal franchise fees, and underground lines.(271) There is no indication these factors were considered in this instance.

(270)       Farm Bureau Ex. 2, at 17.

(271)       OPC Ex. 3, at 32.

Moreover, the ALJs are unconvinced that cost of service is the driving factor for the discounted city rate.  This rate was proposed only for Midland customers where dual certification  exists.  At least initially, residents in other municipalities served by Cap Rock were not included in the analysis or offered the discounted rate.  Cap Rock also failed to distinguish between rural and city customers when it developed the standard service-line allowance.  If the cost disparity in running lines to city and rural customers  was as dramatic as that suggested by Cap Rock, it should have been reflected in the service-line allowance.  And, in instances where customers have exceeded the standard service-line allowance, they have paid for the additional line in CIAC.

Most persuasive to the ALJs is Dr. Gaske’s admission that competition is the primary factor driving the need for the city rate and, absent competition, it would be viable to roll together the costs of serving city and rural customers.(272)  Given these factors and the lack of calculations and analyses provided by Cap Rock to support its density weighing factors, the ALJs conclude that competition,  not cost of service, is Cap Rock’s real motivation for offering the city rate.  As such, the rate should be included only as a discount rate under PURA § 36.007.

2.                                      General Service II(273)

Cap Rock has proposed offering two general service rate designs to replace the one presently available.  Cost allocation would remain the same, generally applicable to the entire general service class.  For rate design only, General Service I (GS I) would apply to all residential use, except that qualifying for the city rate.  General Service II (GS II) would apply to non-residential use, such as barns, shops, electric fences and water wells.(274)

(272)       Cap Rock Ex. 7, at 27.

(273)       Below, the ALJs recommend that rates be designed on Cap Rock’s existing rate design.  The ALJs understand that their determination on rate design may render issues such as this moot.  In any event, the discussion is included to provide the Commission with a comprehensive analysis of the issues presented.

(274)       Cap Rock Ex. 7, at 25.

According to Cap Rock’s cost-of-service study, the customer charge will not recover all of the fixed costs associated with the general-service class.  Therefore, Cap Rock proposes to recover a portion of these costs through energy-usage rates.  However, residential customers use an average of 11,200 kWh annually, while GS II customers use only 3,200 kWh.(275)  This disparity suggests that GS II customers will fail to pay a significant portion of their fixed costs.  To remedy this situation, Cap Rock proposes to charge GS II customers a monthly customer-service charge of $20.00, while GS I customers pay only $12.50.  Even so, Dr. Gaske determined that GS II customers would contribute only $368 per customer to the annual recovery of fixed costs while GS I customers continue to contribute $597 per customer.(276)  Cap Rock concludes that the higher customer charge for GS II customers will offset some of the inequities associated with recovering a portion of the fixed costs through the energy charge and should therefore be approved.

On behalf of Staff, Matthew Troxle testified that Cap Rock’s proposal is wholly unnecessary and contradictory to the Commission’s preference for consolidating customer classes in preparation for future competition.(277)  While Mr. Troxle did not expand on why Cap Rock’s proposal is unnecessary, he opined that once Cap Rock became an IOU in September 2003, PURA Chapter 39 and its mandate to unbundle, deregulate, and enter into a competitive market became effective.  In this vein, Mr. Troxle found it important for utilities, even those not yet subject to competition, to begin consolidating customer classes in order to make it easier for customers to compare competitive rates.  He added that ignoring this important step by creating new rate classifications or sub-classifications would needlessly complicate and lengthen the transition to competition.  In Staff’s opinion, Cap Rock’s proposal is inconsistent with PURA.

(275)       Cap Rock Ex. 7, at 25.

(276)       Cap Rock Ex. 7, at 26.

(277)       Staff Ex. 5, at 18.

After reviewing the evidence and arguments presented, the ALJs find that Cap Rock met its burden of proving the GS II customer charge is just and reasonable, both to Cap Rock and its customers.  Cap Rock should be able to recover its fixed costs from the general-service class, but doing so by imposing an extremely high demand charge is undesirable given the potential impact on low-income customers.  Adding some of the fixed costs to the energy-usage rate is a reasonable alternative, as is charging a higher demand charge to non-residential customers who generally will not contribute as much to fixed costs through their usage rates.  For this reason, the ALJs recommend the Commission approve the GS II customer service charge of $20.00, applicable to non-residential users, such as barns, shops, electric fences and water wells.

Staff failed to show that Chapter 39 of PURA, relating to competition, should prevent the creation of this charge.   The current Investor Owned Utilities-Rate Filing Package (IOU-RFP) is not applicable to Cap Rock.  Even Mr. Troxle acknowledged that Cap Rock’s RFP and model are very different from those used in rate cases for other IOUs in ERCOT.(278)  Moreover, the Commission has not even established a schedule for Cap Rock to begin the transition to IOU competition.(279)  According to Dr. Gaske, a majority of Cap Rock’s business is in the Southwest Power Pool (SPP) which expands beyond the Texas boundary; therefore, it is unclear when, if ever, the SPP will be unbundled.(280) Where this leaves Cap Rock is uncertain.  For these reasons the ALJs conclude that the anticipated future transition to competition should not bar the creation of the GS II rate at this time.

(278)       Staff Ex. 5, at 8.

(279)       Chapter 39 of PURA became applicable to Cap Rock on September 1, 2003.  Staff Ex. 5, at page 8.

(280)       Cap Rock Ex. 305, at 58.

3.                                      Dual-Fuel Customers and Rates; Oil-Well-Pumping Rate Element(281)

(281)       Below, the ALJs recommend that rates be designed on Cap Rock’s existing rate design.  The ALJs understand that their determination on rate design may render issues such as this moot.  In any event, the discussion is included to provide the Commission with a comprehensive analysis of the issues presented.

Cap Rock proposes to eliminate the dual fuel rate class (dual fuel) that includes some, but not all, oil-well customers.(282)  Although Dr. Gaske admitted that one of the characteristics of the oil-well customers is that they tend to have a relatively high load factor, he testified that they are not fundamentally different from other commercial or industrial customers and may be appropriately integrated into those classes.(283)  Pioneer responds that elimination of dual fuel is discriminatory unless a separate oil-well rate is created.  Because the issues of dual fuel and the proposed oil-well rate are intertwined, the ALJs discuss both in this section.

Pioneer maintains that the elimination of dual fuel is an effort by Cap Rock to retaliate for Pioneer’s intervention in this and other regulatory and legal proceedings.  Pioneer understands that similar, non-intervening customers, such as Texaco, may be served at special rates and that other identifiable and cohesive customers are served in specific customer classes that recognize the proper allocation and rate designs suggested by the special characteristics of each class load.  For instance, classes are designed for irrigation, cotton gins, street lighting, and residential customers.  Pioneer suggests the same should be performed for Cap Rock’s largest class: oil-well pumping customers.

James Daniel testified on behalf of Pioneer that the aggregated oil-well load is very flat and results in a high load factor.(284)   For this reason, he surmises that, if the oil-well load is grouped in a customer class that includes primarily low load factor customers, the oil-well load may subsidize other customers in the class.  Mr. Daniel explained that customers with high load factors can be served more efficiently and cheaply than

(282)       Currently, some oil-well customers are in the dual fuel class, while many others are in the commercial class.  As discussed herein, Cap Rock is proposing to combine dual fuel with the large power primary class.  This will affect only those customers currently in the dual fuel class and will not result in a change to oil-well pumpers currently in the commercial class.

(283)       Cap Rock Ex. 305, at 69.

(284)       Pioneer Ex. 3, at 32.

customers with low loads; therefore, customers with similar loads should be grouped together in classes.  As a practical matter, he noted that many utilities in Texas recognize the special characteristics of oil-well loads and have special oil-well-pumping rates.(285)

(285)       Id. at 34.

Further, Pioneer primarily objects to the inclusion of any oil-well customers in the commercial service rate class (commercial).  Here, Pioneer finds the high-load, oil-well customers combined with other low-load customers, resulting in the inequities discussed above.  In order to completely eliminate this discrimination, Pioneer requests that the Commission order Cap Rock to include all oil-well pumping accounts in a separate rate class in its next rate case.  Until that time, Pioneer would like to see the dual fuel class continued and certain actions taken to alleviate some of the subsidies occurring within the commercial class.  The particular actions proposed by Pioneer are discussed further below under rate elements.

After reviewing the record, the ALJs recommend that dual fuel be eliminated.(286)  The ALJs conclude that Pioneer’s two primary concerns regarding the elimination of dual fuel are unfounded.  First, Pioneer is concerned that dual-fuel customers will be moved into the commercial class where they will be subsidizing other customers.  To the contrary, the ALJs understand Cap Rock’s proposal is to move dual fuel customers into the large power primary class, where they will be able to take power under the load management rider.(287)  Mr. Daniel identified only the commercial class as including customers with both high and low load factors, and there has been no assertion that similar concerns exist within the large power primary class where Cap Rock proposes to move dual fuel customers.(288)  Therefore, Pioneer’s concern about oil-well customers subsidizing other customers in the commercial class simply is not justified in regard to dual fuel customers and has no bearing on whether a dual fuel rate should be continued.

(286)       In the rate element section below, the ALJs separately address the changes suggested by Pioneer to reduce intra-class subsidies in the commercial class.

(287)       Tr. Vol. 8, at 1563.  The load-management rider provides for a reduction in the demand charge for interruptible loads with an annual load factor of at least 70%.  Pioneer Ex. 3, at 40.

(288)       Pioneer Ex. 3, at 34.

Next, Pioneer takes issue with Cap Rock’s alleged proposal to allow some non-intervening oil customers to continue service at special rates.  But again, the evidence does not support Pioneer’s premise.  Cap Rock is proposing to eliminate all special rates for oil-well customers and to place them in other classes.(289)  In accordance with these two determinations, the ALJs conclude that the elimination of dual fuel is appropriate.

(289)       Pioneer Ex. 3, at 31.

Finally, the ALJs do not find Pioneer’s request for an oil-well class compelling.  Rate design is as much an art as it is a science, and oftentimes there is a range of acceptable rates and class structures.  While an oil-well class might be acceptable, it has not been shown necessary for fair and reasonable rates.  Therefore, the ALJs decline to recommend the Commission order Cap Rock to propose an oil-well class.

4.                                      Irrigation Line Use Fee-Rate Code 450

This issue has been resolved by Cap Rock’s agreement to not include Irrigation Line Use Fee-Rate Code 450 in its tariff.(290)  Thus, the ALJs do not address this issue.

5.                                      Special Rates(291)

Elimination of all special rates appears to be without controversy, except as related to the city rate discussion above.  Therefore, the ALJs include no discussion on this issue.

C.                                    Allocation of Cost of Service

1.                                      Costs to be Allocated

(290)       Cap Rock’s Reply Brief, at 68.

(291)       Below, the ALJs recommend that rates be designed on Cap Rock’s existing rate design.  The ALJs understand that their determination on rate design may render issues such as this moot.  In any event, the discussion is included to provide the Commission with a comprehensive analysis of the issues presented.

The costs to be allocated are derived from Cap Rock’s total revenue requirement and were separated by Dr. Gaske into three broad categories: customer, energy, and demand.  Dr. Gaske began with the categories of costs associated with the distribution plant and facilities.  Then, he reviewed the plant-related accounts and the operation and maintenance cost categories to determine what factors led to significant cost variations.  He found that the number of customers on the system and the peak demand of those customers significantly impacted the plant and equipment costs.  Other factors that significantly impacted the costs include the phase of the current (single-phase or three-phase), the density of customers, and the type of meters required.(292)  Dr. Gaske then applied the functionalization and classification(293) of plant-related costs to the amount of plant investment in the rate base and the amount of plant depreciation.(294)  The final major factor considered by Dr. Gaske was the total energy consumed by a customer, which greatly determined the purchased power costs.  These three categories (customer, energy, and demand), and the allocators related thereto, were then used as bases to establish rates.  More specifically, the primary allocators were the amount of energy (in kWh) consumed, the estimated non-coincidental peak demand (in kW) of each class, and the number of customers on a particular rate schedule.(295)

2.                                      Allocation Factors

a.                                       Demand Data

(292)       Cap Rock Ex. 7, at 14.

(293)       Dr. Gaske developed 27 sets of allocation factors that were used to allocate the various costs to individual services or rate schedules relative to the cost responsibility of each customer class.  The most important of these were the number of customers on a rate schedule, the amount of energy (kWh) consumed by the customers, and the estimated NCP demand (kW) of each class.  Cap Rock Ex. 7, at 15.

(294)       Implicitly, the costs were also applied to property taxes, income taxes, and return on investment associated with the plant.  Cap Rock Ex. 7, at 14.

(295)       Cap Rock Ex. 7, at 13.

One of the primary issues in dispute concerning rate design is whether Cap Rock’s demand study used to prepare its cost of service is reliable.  OPC, TCGA, and Farm Bureau all argue that the demand study is so seriously flawed that it may not be used as a basis for determining the cost of service and rate design.  Cap Rock disagrees, maintaining that while the methods undertaken may not have been the most desirable, the study is the best data available and, regardless of how the data was obtained, the results are reasonable.  After considering the evidence presented, the ALJs conclude that Cap Rock’s cost of service study is based upon many layers of estimations and assumptions that are deduced from undefined and unverified data.  Accordingly, the ALJs do not find the cost of service study to be a reliable basis for developing a reasonable rate design.  So, instead of relying on Cap Rock’s proposed rate design, the ALJs determine that the revenue requirement should be applied on an across-the-board basis using the existing rate structure as a baseline.(296)

According to Cap Rock, its demand data is based on the best information it had available.  While it does not have load profile data, Cap Rock asserts that reasonable estimates of class loads were developed from the available operating information.  Dr. Gaske estimated class demands from the data available concerning demands on each circuit at most of the substations where power is received from Cap Rock’s suppliers.(297)  This data provided the level of demand on each circuit for the entire year, in 15 minute intervals.  From this data, Dr. Gaske took information regarding the customers, classes, and individual loads on each circuit and estimated the demands put on the circuits by each class.  While conceding that this method was not ideal, Dr. Gaske testified that it produced reasonable estimates of relative levels of demand from each customer class.  He

(296)       As noted below, the ALJs recommend that an exception be made for integrating the McCulloch customers into system-wide rates.

(297)       Cap Rock Ex. 305, at 39.

emphasized that for rate-case purposes, it is only necessary to develop relative percentages of demand used to apportion costs between classes in a reasonable manner.  While his methods may not accurately estimate absolute levels of demand—this is what a load-profile study would produce—he does not find that this limitation renders his conclusions unreasonable.

According to Dr. Gaske, this is a significant issue in this proceeding because the concerns raised by OPC, TCGA, and Farm Bureau are directed at the absolute levels of demand, not the relative levels.  Because the absolute levels are inaccurate—a point conceded by Dr. Gaske—OPC, TCGA, and Farm Bureau presume that the relative levels of demand are also inaccurate.  Dr. Gaske disagrees with this presumption and asserts that no party has shown any systematic bias in the relative demand estimates.(298)  Rather, he argues that the estimates produce a fair and reasonable allocation of costs.

As an example, Dr. Gaske offered the following charts concerning a company with three customers and $1,000 in demand-related costs.(299)  The first allocation is based on load profile studies:

Class	NCP Demand	Relative Demand	Allocated Costs
A	300	25%	$250
B	400	33.4%	$333
C	500	41.7%	$417
Total	1,200	100%	$1,000

(298)       Cap Rock Ex. 305, at 41.

(299)       Cap Rock Ex. 305, at 40.

The second allocation is based on estimated non-coincident peak demands, like that performed by Dr. Gaske for Cap Rock:

Class	NCP Demand	Relative Demand	Allocated Costs
A	360	25%	$250
B	480	33.3%	$333
C	600	41.7%	$417
Total	1,440	100%	$1,000

Dr. Gaske argues that these charts are demonstrative of the Cap Rock facts, that while the absolute demand amounts may differ from his determinations, the relative demands remain the same.  Since only relative demands are important in rate design, Dr. Gaske contends that his estimated class demands from NCP are both reasonable and appropriate.

TCGA responds that Dr. Gaske’s data is untrustworthy and his methodology unreliable;  therefore, as a matter of law, his rate design cannot be relied upon.  Identifying past case law, TCGA points out that the data underlying an expert’s testimony must be independently evaluated to determine whether the testimony itself is reliable.(300)  In this case, TCGA finds that the data used by Dr. Gaske to develop his demand allocators were unreliable, that the demand allocators were responsible for the allocation of nearly three-fourths of the rate base, and that the entire cost-of-service study must thus be rejected as a means for rate design.

Specifically, TCGA contends the following regarding the specific items below:

Billing month data

•           Without actual usage data, billing data was used to determine usage. However, no billing month to calendar month adjustments were made. It was demonstrated that for Book 191, in the months of November 2002, January 2003, and February 2003, all usage in the month was actually recorded before the month began, suggesting the data is not reliable.(301)

Service drops	• Primary service extensions were improperly characterized as service drops for cost-allocation purposes.(302)

Coincidence factor	• Actual data for developing the coincidence factor (CF) was not available, so Dr. Gaske had to estimate the CF based

(300)       Merrell Dow Pharmaceuticals, Inc. v. Havner, 953 S.W.2d, 706, 713 (Tex. 1997).

(301)       Tr. Vol. 3, at 540

(302)       Tr. Vol. 3, at 595-597.

on input from Cap Rock employees which was not proven to be reliable.(303)

(303)                      Tr. Vol. 3, at 494.

Substation NCP by class	• Actual data for developing the substation NCP by class was not Available, so it had to be estimated based upon a system planning model which was not proven to be reliable.(304)

Substation NCP for cotton gins

•           Even the estimations performed for substation NCP by class did not break out the cotton gins which were included in large power, so Dr. Gaske used his judgement to separate out cotton gins, adding another degree of estimation.(305)

Cotton gins and reliance on NCP peak

•           Five of the seven substations serving gins peak in July and August, when the gins are not running, suggesting that Dr. Gaske’s reliance on NCP for the allocation of substation costs was not a valid factor.(306)

Assumption that NCP equals CP	• Because he had limited data, Dr. Gaske assumed that NCP would equal CP for the cotton gin class (CF of 1.0), but admitted that he knew this was incorrect.(307)

(304)       Tr. Vol. 3, at 498.

(305)       Tr. Vol. 3, at 498.

(306)       Tr. Vol. 3, at 517-519.

(307)           Tr. Vol. 3, at 504.

TCGA further claims that Dr. Gaske’s demand allocators were driven to a large extent by data that resulted in factors that Dr. Gaske admitted were impossible.(308)  For instance, Dr. Gaske admitted that a CF over 1.0, as indicated in his study, was obviously wrong.(309)  TCGA submits that the problem with such inaccuracies is that they tend to be captured in the monthly calculations, resulting in impossible load factors.  For instance, TCGA noted there were five months where Dr. Gaske reported two impossible cotton gin load factors and that, in four of those months, the inaccurate CF was input into the calculations.  This suggests to TCGA that the effect of Dr. Gaske’s incorrect CF assumptions for cotton gins went well beyond that particular class and impacted the reliability of much of the data used for cost allocation.  TCGA’s assumption was supported by the load factors reported for large power primary and large power secondary classes which, in Dr. Gaske’s calculations, were over 100% and clearly incorrect.(310)   Because Dr. Gaske’s data and methodologies are unreliable, TCGA urges that an across-the-board approach is the only acceptable methodology for rate design in this case.

Farm Bureau raises similar concerns, insisting that Cap Rock’s methods and assumptions used to develop its demand study are erroneous.  Rejecting Cap Rock’s argument that its demand allocation factor is the best available data in this proceeding, Farm Bureau maintains Cap Rock’s data was shown to be unreliable and observes that even Dr. Gaske admitted no other utility in the country has used his method to develop demand data for cost allocation.(311)

(308)                      The demand allocators were driven by the data found in Schedule O-1.4.1, which Dr. Gaske said was responsible for the allocation of 71.28% of Cap Rock’s rate base.  He later admitted that he did not adjust this data for results he admitted were impossible.  Tr. Vol. 3, at 510 and 512.

(309)                      Tr. Vol. 3, at 505.

(310)                      Tr. Vol. 3, at 506.

(311)                      Farm Bureau’s Reply Brief, at 39.

Farm Bureau witness Kit Pevoto testified to her understanding of how Cap Rock determined NCP for each class.(312)  Cap Rock reviewed the peak demands from 70 circuits at substations in the Stanton and Hunt-Collin divisions at different times.  Milsoft, a software program, was used to designate and estimate a share of the peak demand from each circuit to one of four major classes (residential, irrigation, small commercial, and large commercial).  The sum of each class’s share from the 70 circuits provided a demand number that Cap Rock used to develop its NCP allocator.

(312)                      Farm Bureau Ex. 2, at 25.

Ms. Pevoto expressed concern with this process and maintained that the demand number relied upon by Cap Rock was not the maximum peak demand for the class, as NCP should indicate.  Rather, Cap Rock used the sum of 70 peak-demand numbers recorded at different times from the 70 circuits.  Since NCP occurs when all customers from a class use the highest demand for each month and not all customers hit their highest peak demand at the same time for the month, Ms. Pevoto insists NCP does not equal the sum of all the customers’ individual peak demands, as assumed by Cap Rock.(313)

Further, Farm Bureau points out that in using the Milsoft model, Cap Rock relied on numerous assumptions provided by its employees.  These included the class composition for each circuit, as well as the allocation of peak demand in the circuits.(314)  Yet, these employees did not testify and their assumptions were not verified.  Moreover, Farm Bureau argues that numerous erroneous assumptions were made by Dr. Gaske.  In particular, he testified that NCP demand allocators were formulated based on data that he later admitted to be inaccurate.(315)  Because of these concerns, Farm Bureau concludes that the underlying data relied upon by Cap Rock to develop its cost allocators are not reliable, that the allocators themselves are not reliable, and that Cap Rock’s cost-of-service study may not be used to perform the cost allocation in this case.

OPC acknowledges that a cost-of-service study is, at best, a tool for evaluating a range of reasonable estimates and that numerous judgements and subjectivity are required in identifying and measuring cost causation.  OPC also recognizes that Cap Rock is a very small utility, which may somewhat limit the data it has available to develop a cost-of-service study.  Nevertheless, OPC asserts that rarely, if ever, has an electric utility

(313)                      Farm Bureau Ex. 2, at 26.

(314)                      Tr. Vol. 3, at 495-496.

(315)                      This data related to cotton gins and is discussed more thoroughly above in the arguments presented by TCGA.  Tr. Vol. 3, at 500, 515, and 519.

presented demand data with as little assurance of reliability as that presented by Cap Rock in this case.  Underlying OPC’s concerns are Cap Rock’s demand data which OPC’s witness, Clarence Johnson, found to be seriously defective.(316)  OPC suggests that when unreliable data are input into the cost study, the results reported are equally unreliable.  In essence, “garbage in, garbage out.”(317)

(316)                      OPC Ex. 3, at 27.

(317)                      OPC’s Post-Hearing Initial Brief, at 29.

OPC explains that the bulk of Cap Rock’s base rate is allocated on NCP demand, which requires hourly data measured by an interval data recorder (IDR) meter.  Cap Rock’s IDR meters are located at its substations and report information from circuits generally connected to numerous customers.  The challenge then is to break down the information gathered by the IDR meters into particular customers and customer classes.  OPC asserts that most utilities resolve this through load research, where statistical samples of customers are relied upon to infer demand for the classes.  This load research analysis is designed to provide statistical confidence levels of 90-95%.(318)

Cap Rock did not base its cost study on load research.  Instead, Cap Rock took the IDR data  and input it into a software program, Milsoft, which measured the usage on distribution line segments and allocated the demand to various customers on the lines.(319)  Mr. Johnson explained that each line generally serves several classes of customers, so Milsoft used algorithms to apportion demands on each particular line to the classes of customers served by that line.  He suggested that this process can only produce estimates of class demands and that the accuracy of those estimates depends on the accuracy of the assumptions and data input into the software program.  Mr. Johnson added that, in this instance, the accuracy of the estimates was further limited by the fact that the customer classes included in Milsoft were not the same as the classes used in Cap Rock’s cost-of-service study.(320) Accordingly, another level of assumptions was layered into the estimates in order to separate some of the estimated classes produced by Milsoft into the classes used in Cap Rock’s cost-of-service study.

(318)                      OPC Ex. 3, at 27.

(319)                      OPC Ex. 3, at 26.

(320)                      OPC Ex. 3, at 26.

With all of these estimates and assumptions, Mr. Johnson is skeptical that Cap Rock’s demand estimates could meet any statistical confidence test.  His concern is increased by anomalies found in the output data, such as the existence of a monthly class load factors in excess of 100% for some classes.  Mr. Johnson attributes these anomalies to incorrect demand data input into the software program.(321)

OPC expresses additional concerns that Cap Rock “mixed and matched” data for the various classes.  For cotton gins, Dr. Gaske relied on billing demands to establish peak demands on particular circuits.  Since billing demand provides customer NCP data, not the class NCP data used to predict demand for other classes, Mr. Johnson asserted that cotton gins were treated differently and that the inconsistent treatment may cause incompatible data across classes.(322)  Mr. Johnson was also troubled by Cap Rock’s extrapolation of data to the McCulloch division from circuits on other parts of the Cap Rock system.  He is generally skeptical of obtaining acceptable results when demand characteristics from one geographic area are transposed into another area.  In this instance, the differential impact of the weather adjustment on the McCulloch division, relative to the rest of the system, gives him particular reason for concern.(323)  OPC urges that the number of unjustified assumptions and estimations, as well as inconsistent treatment across classes, render Cap Rock’s cost-of-service study unreliable and inadequate for rate design.

Therefore, OPC recommends that rates be developed based upon the relationships among existing class revenues.  While not an ideal result, OPC believes this is the logical

(321)                      OPC Ex. 3, at 26.

(322)                      OPC Ex. 3, at 27.

(323)                      Cap Rock’s weather normalization model indicated different consumption patterns for McCulloch residential users than the rest of the system.  The ALJs have rejected Cap Rock’s weather normalization adjustment, but the concerns still exist because there is no reasonable explanation in the record as to whether McCulloch division customers actually have different usage patterns from other Cap Rock customers or whether Cap Rock’s weather normalization modeling was simply inaccurate.

outcome of unreliable load data. Without reliable data, OPC maintains there is no basis upon which to change the existing revenue relationships among classes.

After considering the evidence presented, the ALJs conclude that Cap Rock has failed to meet its burden of offering sufficient, credible evidence to support the change in rate design it is seeking.  Instead, the cost-of-service study prepared by Cap Rock is either contradicted by other reliable evidence or unsupported on numerous grounds.  Thus, the ALJs conclude that any revenue changes should be apportioned pursuant to the existing rate structure.

As an initial matter, the ALJs address the criteria by which they are reviewing Cap Rock’s rate design.  Staff appropriately described rate design as both science and art.  The cost-of-service study is to some extent science, while the revenue spread (consideration of non-cost factors in making a reasonable distribution of an overall revenue increase or decrease) is art.  However, the ALJs recognize that the cost-of-service study is not an exact science and will oftentimes have reasonable estimates and approximations factored into it.  The primary question for rate design in this case is whether Cap Rock’s demand study, upon which its cost-of-service recommendation is based, is both reasonable and trustworthy.

As indicated above, the ALJs find Cap Rock’s demand study neither reasonable nor trustworthy.  In reaching this conclusion, the ALJs identify three areas of concern: (1) Dr. Gaske relied on data not proven to be reliable; (2) Dr. Gaske made unsupported and incorrect assumptions; and (3) some of the results offered by Dr. Gaske are unquestionably invalid.

First, it has not been shown that the data upon which Dr. Gaske relied is sufficiently trustworthy.  The most accurate way to conduct a demand study is through load research, relying on statistical samples of actual usage.  When load data is unavailable, a utility may rely on the load data from a similar utility, as long as the data is “matched up” to make sure the classes and other factors are appropriately considered.

In this instance, Cap Rock did not have load data so it attempted to develop this information from billing data in order to determine NCP by class.  While perhaps this method could  provide data that is reasonably accurate, this was not affirmatively shown in this case.  As an initial concern, the billing data was not separated by customer class, so the calculations and conversions required the following estimations and assumptions:

•                                          a Cap Rock system engineer estimated the percentage load for each customer on each circuit and provided that data to be input into Milsoft;

•                                          Milsoft was used to estimate each class’s share from all the circuits;

•                                          the estimate provided by Milsoft, approximating the sum of peak demand numbers recorded at different times from the 70 circuits, was assumed to be NCP;(324) and

•                                          the customer classes in Milsoft did not correspond with those needed for the rate design, so Dr. Gaske estimated the percentage of use between cotton gins, large power primary and large power secondary based upon information provided by Cap Rock employees.(325)

With each layer of estimation, the cost allocations became more subjective and less trustworthy.  Certainly, estimates drawn from reliable data can be acceptable.  However, when conclusions are based upon estimates that are made from other estimates, which are themselves based upon assumptions and unproven data, then the reliability of the conclusions becomes very suspect.  Analyzing the methods and underlying data used to make the percentage of load estimates input into Milsoft might have alleviated some concern, but the Cap Rock personnel who provided the estimates were not presented as witnesses.  Morever, Dr. Gaske was unable to support the estimations, testifying that he

(324)                      Mr. Gaske testified that in he did not use NARUC’s recommended NCP, which is the maximum demand in one hour for a class.  Rather, he used demands on individual circuits.

(325)                      Tr. Vol 3, at 495-498.

was unsure how the estimates were developed.(326)  Absent additional information, the ALJs are unable to evaluate the validity of the estimations made and are left with little choice but to conclude that Cap Rock failed to prove up their accuracy.

(326)                      Farm Bureau Ex. 52, at 42.  To be clear, the ALJs do not find the testimony of those who made the estimates necessary.  However, in the absence of such testimony, they do expect that Dr. Gaske, as the project manager, should be able to testify as to how the estimates were made with some certainty.

Second, the ALJs are concerned by certain calculations  and assumptions made by Dr. Gaske.  The most troubling of these is that Dr. Gaske assumed the CP for the cotton gin class was equal to NCP, resulting in a coincidence factor of 1.0.(327)  Dr. Gaske wrongly presumed the circuits were designed around the capacity demand of the gins.  He later found out that five of the seven substations serving gins peaked in July and August, when the gins were not even running.(328)  Clearly, the gins do not drive capacity, so the cotton gin CP does not equal NCP.  On cross-examination, Dr. Gaske admitted that he simply did not have enough information to determine the coincident factor for the cotton gin class.(329)

(327)                      Tr. Vol. 3, at 503.

(328)                      Tr. Vol. 3, at 499 and 517.

(329)                      Tr. Vol. 3, at 504.

Third, the evidence supports claims made by OPC, TCGA, and Farm Bureau that a significant amount of the data and factors must be “wrong.”(330)  For example, the lighting class is noted to have a coincidence factor of 1.94, when any factor over 1.0 is clearly erroneous.(331)  And, two load factors for large power primary and large power secondary are in excess of 100%, again clearly incorrect.  Dr. Gaske admitted as much, but would have the ALJs believe the inaccurate data is inconsequential because it is not “wrong” for the purposes for which it was intended.(332)  He argued that only relative demand is important and that while the absolute demand levels may be inaccurate, they are of no consequence.  But Dr. Gaske ignores the fact that whether the information is “wrong” for the purposes for which it is intended depends on whether any bias in the data is uniform (i.e., it has the same impact on all classes) or actually impacts one class differently than another.  When asked if he knew whether the bias in his demand data was uniform, Dr. Gaske conceded, “I don’t know if it’s biased in one way or another.”(333)  Thus, the ALJs conclude that Cap Rock’s argument—that inaccurate data on absolute demand should be ignored—is not well founded.  If the absolute demand data for one class is biased in a way that the data for other classes is not, then the relative demand data will be skewed.

Ultimately, Cap Rock argued that the concerns mentioned above were corrected as Dr. Gaske made adjustments to the data in his rebuttal testimony so that more reasonable estimates were reflected.  But simply adjusting data to make it plausible does not make the data itself reliable.  The problem that Cap Rock cannot overcome is that the fundamental assumptions and estimations relied upon to develop its demand study are oftentimes unsubstantiated and other times simply wrong.

(330)                      See, e.g., Tr. Vol. 3, at 505.

(331)                      Tr. Vol. 3, at 505.

(332)                      Tr. Vol. 3, at 556.

(333)                      Tr. Vol. 3, at 557.

Finally, in his rebuttal testimony, Dr. Gaske attempted to bolster his demand study by comparing the resulting demand allocations to the load data from AEP-Texas North Company (AEP, formerly known as West Texas Utilities).(334)  He concluded from this comparison that Cap Rock’s demand estimates do not produce “ridiculous or impossible” allocation factors.(335)  Rather, in his opinion they allocate demand-related costs in a much more reasonable manner than that suggested by OPC, TCGA, and Farm Bureau, who favor maintaining the present cost allocations.

(334)                      Cap Rock Ex. 305, at 43-45.

(335)                      Cap Rock Ex. 305, at 46.

The ALJs acknowledge that relying on load data and ultimately cost allocation factors from another, similar utility is certainly acceptable and even preferred to the methodology employed in Cap Rock’s demand study.  But when relying on such data, the comparisons must be made following certain protocols to assure reliability.  One such protocol is to make certain that the classes from the two entities in comparison either directly match up or, alternatively, that appropriate adjustments are made to account for the differences.  Dr. Gaske failed to ensure this correlation.  He did not review the AEP tariffs,(336) and the evidence at the hearing showed a lack of clear correlation between his allegedly “comparable” classes.  For example, Dr. Gaske correlated AEP’s general service basic class to Cap Rock’s commercial class, but he admitted that AEP’s general service was available to customers with a maximum metered load of not more than 1,000 kW while Cap Rock’s commercial class was available only for demand less than or equal to 50 kW.(337)  Similar concerns were raised about the mapping of other classes.  Further, there is another Cap Rock cost-of-service study prepared by Dr. Gaske in 2002 to which the present study may also be compared.  It is telling that the base cost to be recovered from the cotton gin class from 2002 to 2004 increased over 400%, from $244,412 in the 2002 study to over $1,000,000 with the present study.  Again, Dr. Gaske was unclear as to an explanation for this significant difference.  On one hand, he stated that some of the differences resulted from changes in allocation factors, while he later opined that a change in technique drove the difference.(338)  Either way, such a significant difference (in a span of only two years) in a study conducted by the same person raises serious concerns about the reliability of one, if not both, of the studies.

Ultimately then, the ALJs conclude Cap Rock’s attempt to rely on AEP’s data to

(336)                      Tr. Vol 8, at 1581.

(337)                      Tr. Vol. 8, at 1583-1585.

(338)                      Tr. Vol. 3, at 528, 532.

bolster its rate design fails.  Once again, the methodology offered by Cap Rock was not shown to be reliable.  Dr. Gaske insists that the AEP data proved that Cap Rock’s allocation factors were not “ridiculous or impossible.”  The ALJs do not necessarily disagree, but the standard is not one of ridiculousness or impossibility.  Rather, the issue is whether the evidence proves that Cap Rock’s cost of service study is reliable and that the rate design based upon such study results in rates that are just, reasonable, and not unreasonably preferential or discriminatory.  Given the clear problems with Cap Rock’s cost of service study, the ALJs simply cannot conclude that Cap Rock’s proposed rate design ensures this standard is met.

Turning to Staff’s rate design, Matthew Troxle offered several significant changes to Cap Rock’s rate design.  The recommendations offered by Mr. Troxle included the use of a 4CP demand allocator rather than the NCP loads suggested by Cap Rock.  Mr. Troxle reasoned that the transmission grid was built to serve customers’ peak load; therefore, classes should be charged only on their share of contribution to that load.(339)  He noted that Commission Substantive Rule § 25.192 requires the use of the ERCOT 4CP for transmission rates and believes it should be extended into the rates of the distribution utility.  A true ERCOT 4CP was not provided by Cap Rock, but Mr. Troxle found it acceptable to use the Cap Rock 4CP based on peaks in January, February, July and August.  Mr. Troxle concluded this 4CP allocator, rather than NCP, should have been used as the allocator relating to transmission.  He further suggested that FERC Account 555 be split into three components: energy, demand, and transmission.  In addition to the 4CP allocator for transmission, Mr. Troxle recommended a 12CP allocator for demand, which he believes will more accurately reflect the proportionate demands of the different customer classes.(340)

(339)                      Staff Ex. 5, at 12.

(340)                      Staff Ex. 5, at 14. Dr. Gaske agreed to these changes.

Although Mr. Troxle made significant revisions, he still relied on Cap Rock’s underlying data.  In closing arguments, Staff admits that it did not have the resources to independently analyze Cap Rock’s proposed billing determinants and to develop its own demand data, so it had to rely on that provided by Cap Rock.(341)  Accordingly, Staff agreed that an across-the-board reduction was an acceptable method for cost allocation if Cap Rock’s underlying data was found to be unreliable.

(341)                      Staff’s Reply Brief, at 33.

While agreeing that Mr. Troxle’s suggested changes are an improvement, the ALJs do not find Cap Rock’s underlying data, relied upon by Staff to make its proposals, to be trustworthy.  Therefore, the ALJs find Staff’s proposal to be unreliable, flawed with the same estimates and assumptions offered by Cap Rock.  Staff contemplated such an outcome, noting in its reply brief that an across-the-board allocation (based on the current rate design) was an acceptable approach, with two important exceptions: (1) in order to implement system-wide rates, the rates of customers in the McCulloch division should be raised to the same level as those charged other customers,(342) and (2) the general service-city customer rate (Rate Code 119) be treated as a discounted rate.(343)  The ALJs find these exceptions appropriate and recommend that the rates be designed based on the existing cost-allocation structure but for the two exceptions noted by Staff which the ALJs recommend be adopted.(344)

To summarize, then, the ALJs find that neither Cap Rock’s proposed rate design nor Staff’s proposed rate design should be used.  Rather, the Commission should continue to use Cap Rock’s existing rate design, with the application of the two exceptions noted above.  If the Commission adopts this recommendation, then much of the following discussion under the rate design section (and any resulting recommendations) becomes moot, because many of the issues relate to the application of Cap Rock’s proposed rate design.  However, the ALJs address and discuss these matters so that the Commission will have a comprehensive analysis of the issues presented.  Then, if the Commission declines to apply the ALJs’ primary recommendation to continue to use Cap Rock’s existing rate design, it will have the necessary information to properly structure a new rate design.

(342)                      This issue is addressed further below.

(343)                      Elsewhere, the ALJs discuss in more detail the reasons for treating Rate Code 119 as a discounted rate, and recommend such treatment.

(344)                      The ALJs acknowledge that there may be problems with the existing rate design.  But, in the absence of reliable evidence sufficient to establish a different rate design, the ALJs are unable to recommend changes to it.  Moreover, it appears that most of the intervenors find the existing rate design to be the best option available for structuring rates.

b.                                       Loss Factors

TCGA witness Mr. Evans testified that the loss factors noted by Cap Rock are very high in comparison with other utilities, both by class and system, particularly since they reflect only distribution system losses.(345)  He is concerned that Cap Rock incurred losses only through the substations for power supplied by SPS, and he objects to the inclusion of losses for power purchased for the City of Farmersville in Cap Rock’s loss calculations.

Dr. Gaske agreed with Mr. Evans in that the purchased power attributable to Farmersville should not have been included in the loss calculations.  He also found that energy recorded as “unbilled energy” was counted twice.  After making the appropriate changes, Dr. Gaske opined that the correct losses are 13.14%.(346)  Dr. Gaske added that Mr. Evans’ concern about losses only incurred through the substations for power supplied by SPS is misplaced.  NewCorp owns the substations through which power is supplied by SPS, while Cap Rock owns the substations in the remaining portions of its service area.  Therefore, losses attributable to transmission are only those incurred by NewCorp (the transmission company) and its substations.  Losses through substations owned by Cap Rock were not included in distribution system losses.

The ALJs conclude that the final loss calculation as supplied by Cap Rock is appropriate.  While Mr. Evans claimed that Cap Rock’s losses were high as compared to other entities, he did not provide any data supporting his conclusion or even supporting a finding that the entities he offered for comparison were sufficiently similar.  Dr. Gaske has appropriately made adjustments to the loss calculations in areas where Mr. Evans made a valid point, and he provided a reasonable explanation for why transmission losses were

(345)                      TCGA Ex. 1, at 41.

(346)                      Cap Rock Ex. 305, at 37.

only incurred through the substations for power supplied by SPS.

c.                                       Allocation of Capacity-Related Distribution Plant

Cap Rock has proposed to use NCP by class when allocating local distribution system demand-related costs such as poles, towers, and fixtures.  No other party separately addressed this issue and the ALJs do not recommend any changes to Cap Rock’s proposal.

d.                                       Allocation of Transmission Plant, Substations, Depreciation Reserve and Expense

Staff proposed allocation of transmission costs using the relative demands of each class during Cap Rock’s four highest monthly coincident peaks (4CP) and to recover transmission costs in the energy costs for general service customers and in  the demand charge for other classes.(347)  Cap Rock agreed and no other party briefed this issue.  Therefore, the ALJs do not recommend any changes to Staff’s proposal.

e.                                       Allocation of Poles, Towers, Fixtures, Overhead and Underground Lines

Dr. Gaske recommended NCP be used to allocate these cost items.  He reasoned that NCP was the best way to allocate these costs because all customer classes share in the usage of poles, towers, fixtures, and lines.(348)  Ms. Pevoto disagreed with this proposal, instead preferring to allocate half of the costs based on CP and the other half on energy.(349)  She opined that Cap Rock built its distribution system to meet two customer needs:  transporting customer peak demand at the system peak and  providing basic energy service for customers at all times.  Cap Rock’s NCP methodology only considers contribution to peak demand, so Ms. Pevoto argues it is not reasonable.

(347)                      Staff Ex. 5, at 12.

(348)                      Cap Rock Ex. 7, at 18.

(349)                      Farm Bureau Ex. 2, at 26.

Mr. Evans also objected to Dr. Gaske’s proposed allocation, recommending that substation costs be separated from plant accounts and allocated based upon a 4CP allocator and the months of January, February, July, and August.(350) He further recommended that the remaining distribution plant costs be allocated on the average circuit NCPs for the same four months, except for underground distribution lines for which he recommended removing the NCP demands for the cotton gin, irrigation, and large power primary classes.  Mr. Evans reasoned that, for most electric utilities, the vast majority of underground distribution facilities are located in subdivisions, commercial and industrial parks, or in other urban locations.(351)

The ALJs find that allocation of the distribution plant should be limited to demand and customer components, excluding an energy component.  As noted by Cap Rock, the NARUC Electric Utility Cost Allocation Manual states:

When the utility installs distribution plant to provide service to a customer and to meet the individual customer’s peak demand requirements, the utility must classify distribution plant data separately into demand- and customer-related costs.(352)

Costs associated with the distribution plant are fixed and should not vary with the amount of energy transported over the lines.  These costs are local in nature, as the size and the costs of the installed facilities are determined by the local demand that will be placed on the equipment.(353)  Once installed for a local feeder, the investment does not vary based on energy usage or on demand for other feeders.  Thus, the ALJs agree with Dr. Gaske and Cap Rock that the use of an energy factor in this instance is inappropriate.

(350)                      TCGA Ex. 1, at 49; TCGA’s Reply Brief on the Merits, at 12.

(351)                      TCGA Ex. 1, at 50.

(352)                      Electric Utility Cost Allocation Manual, NARUC, January 1992, at 90.

(353)                      Cap Rock Ex 305, at 14.

Equally inappropriate is Mr. Evans’ proposal which would prevent a fair allocation of distribution line costs to cotton gins.  For three of the four months relied upon in his allocation, cotton gins were not operating.  However, cotton gins continued to have service on demand and Cap Rock continued to have the costs associated with these services.  Accordingly, the ALJs determine that cotton gins should be allocated costs associated with the distribution plant for the entire year.

Finally, Mr Evans’ suggested that substation plant costs be allocated on 4CP rather than NCP.  But due to load diversity and substations peaking at different times, Dr. Gaske stated that the CP is not the primary cost driver for substation investment.  Rather, the primary cost driver is a less diversified measure of demand, such as NCP.  The ALJs agree and conclude that the allocations suggested by Dr. Gaske in his rebuttal testimony are appropriate.

f.                                         Purchased Power Expense

Initially, Cap Rock proposed allocating purchased power expenses using only an energy allocator.  Pioneer and Staff suggested that purchased power expenses should be allocated using both energy and demand allocators.  On rebuttal, Cap Rock agreed.

However, Staff failed to create distinct purchased power recovery rates for each class, thus failing to appropriately recognize the demand allocation.  The ALJs find that the 12CP demand allocator suggested by Staff is appropriate, but agree with Pioneer and Cap Rock that distinct purchased power charges should be designed for each class.  The ALJs believe Dr. Gaske implemented these changes in his final COS proposal.

g.                                      Density Weighting Factors

This issue was sufficiently addressed above in the section concerning the proposed general service-city limit rate.  As concluded in that section, the ALJs agree with OPC, Staff, TCGA, and Farm Bureau that Cap Rock failed to justify its density weighting factors.

h.                                      Allocation of Administrative and General Expense

In its study, Cap Rock allocated Administrative and General (A&G) expenses(354) based on an allocation factor derived from total transmission and distribution O&M expenses.  Staff, Farm Bureau, and TCGA each suggest that customer-related expenses such as those associated with customer information, customer service, and sales activities conducted by Cap Rock be included in this allocation.  Cap Rock rejects their suggestion, maintaining that the inclusion of customer-related expenses would bias the results of the allocation too much toward the customer component of costs.

The ALJs agree with Staff, Farm Bureau, and TCGA.    Dr. Gaske admitted there is no single “correct” way to allocate A&G costs, which he described as true common costs in that they are necessary regardless of the level of customers, demands, energy sales, revenues, or plant investment of the system.(355) Costs related to customer service and sales activities are also true common costs and are appropriately included in the calculations leading to the allocation factor for A&G.

i.                                         Weighted Allocation Factors for Transformer, Meters, and Service Drops

Cap Rock contends that when attaching a customer to the distribution system it incurs non-energy-related, fixed costs that vary according to customer class.  For example, Cap Rock suggests that a general service meter costs $142 while a meter for a commercial customer costs $220.  In order to account for these differences, Dr. Gaske developed weighted allocation factors which were used for meters, service lines, billing, and meter

(354)                      Dr. Gaske detailed that A&G expenses include salaries of management who oversee the entire distribution system, outside services, property insurance, injuries and damages, and other general expenses that relate to the operation and maintenance of the system.  Cap Rock Ex. 305, at 33.

(355)                      Cap Rock Ex. 305, at 33.

reading.(356)

(356)                      Cap Rock Ex. 7, at 15.

Transformer costs are similar but vary with both the number of customers and the level of demand, so they were categorized into customer and demand components.(357)  Costs associated with the customer component of transformers for a typical general service customer were established as the base, with costs in excess of the base classified as demand-related.  Allocation to the customer classes occurred both for customer-related costs, on the basis of a weighted number of customers, and demand-related costs, on class demand data.

Staff objected, noting that the Commission prefers system-wide average rates and allocations and because Cap Rock failed to adequately support its allocation factors.  Mr. Troxle testified that,  while the use of weighted allocation factors makes sense in theory, he is concerned with their use in this instance, where the factors themselves have not been shown to be correct.  Mr. Troxle noted that Cap Rock’s weighted factors are deficient in that they (1) contain only two different density levels, (2) inappropriately exclude non-Midland data and other (potentially higher) cost factors associated with serving urban customers (such as land costs and underground service), (3) rely on average replacement cost data, and (4) fail to account for amounts paid through contributions in aid of construction.(358)  Because of his lack of confidence in Cap Rock’s weighted allocation factors, Mr. Troxle recommends that unadjusted allocation factors be used.

In Cap Rock’s rebuttal case, Dr. Gaske did not attempt to address the issues raised by Staff, opining that developing the factors as suggested by Staff would be needlessly complex.  Cap Rock also disputed Staff’s suggestion that a booked investment allocation should be used, preferring instead to rely on replacement cost.  Staff responded that, in Texas, rates are based upon “original cost” and not on “replacement costs,” adding that if Cap Rock’s books are insufficient to determine original costs, it should address this shortcoming in order to comply with the Commission’s rate and record-keeping

(357)                      Cap Rock Ex. 7, at 17.

(358)                      Staff Ex. 5, at 15.

requirements.

Farm Bureau contends that the weighting factors used by Cap Rock to allocate the service-line-drop costs were arbitrarily developed.  Second, Farm Bureau maintains that because of Cap Rock’s history as a cooperative, it charged all customers the average cost associated with service-drop lines unless the drop was more than the average, where it required the customer to pay the additional cost as CIAC.  According to Farm Bureau, this practice is still reflected in Cap Rock’s proposed tariff, even though it is now an IOU.  Because Cap Rock does not place the CIAC on its books as plant in service and because the CIAC is not part of the cost recovery from the rates, each customer–regardless of the class–should continue to pay only the average cost for service drop lines.  As a result, Farm Bureau insists there is no need to apply any weighting factor in this instance.

OPC agrees with Cap Rock that unweighted customer allocators produce results biased against residential customers, whose meters and services are not as costly as those for other classes.  However, OPC finds the unreliability of the data developed by Cap Rock to be yet another reason to abandon the use of Cap Rock’s cost-of-service study in this case and instead to implement an “equal percentage change in revenues.”

The ALJs recognize that costs associated with meters and services will vary by customer class.  However, in this instance, Cap Rock failed to appropriately analyze the costs associated with each class.  Accordingly, even if the Commission were to use Cap Rock’s cost-of-service study, its proposed weighted factors should not be used in this instance.  Rather, the ALJs find the unweighted customer allocators suggested by Staff to be more appropriate.

3.                                      Change in Allocation Methods

OPC, TCGA, and Farm Bureau all object to the new allocation methods.  A 2002 cost-of-service study differed with the present one in that NCP was not used.  Instead, in 2002, Cap Rock relied primarily on CP and an energy allocator.  Cap Rock perceives the intervenors’ objection as related to the change itself and argues that the existence of an earlier study does not preclude the use of an updated analysis in this proceeding.

To the extent that intervenors’ objection is to any change from the 2002 study, the ALJs agree with Cap Rock.  It is not bound by a previous study when the rates at issue are prospective.  However, the ALJs understand OPC, TCGA, and Farm Bureau to object more to the new allocations themselves rather than to any change from the 2002 methods.  These intervenors repeatedly argue that the new allocation methods and data are not proven up with supporting data or  other evidence by Cap Rock.  As noted above, the ALJs agree that the new study is unreliable.

D.                                    Impact on Customers and Gradualism

Cap Rock maintains that it has designed rates using the cost of providing service to each class of customer.  It asserts that simply allocating changes in revenue requirement based on current allocations of cost is unfair to those classes who currently subsidize other classes of service.  Cap Rock defends its cost-of-service study as far better than the alternative of simply ignoring the present data altogether.

Cap Rock further urges that gradualism prevents or delays the ultimate goal of moving the overall rate design to a relative rate of return of one for all classes.(359)  The gradualism factors proposed by Mr. Daniel, Mr. Johnson, and Ms. Pevoto (ranging from 1.75 to 1.25) are so low, in Cap Rock’s opinion, that the “result is glacial, not gradual.”  The proposed gradualism factors create a permanent subsidy of some classes by others, leading Cap Rock to call it the “gradualism penalty.”  Cap Rock prefers to apply no

(359)                      A relative rate of return index of one suggests that the revenue obtained from this class is equal to its cost of service.  Farm Bureau Ex. 2, at 35.

gradualism factor, but instead to mitigate the impact of a rate increase on particular classes.  Cap Rock proposes to limit the rate increase on the general service class to approximately half of the average percentage required of other classes, to freeze the revenue responsibility of the lighting class, and to provide  a rate increase for the large power-secondary class of approximately two-thirds of the average rate increase for all classes.(360)  Cap Rock justifies the mitigation of increases for the general service class, primarily consisting of rural customers, as a means to offset any additional rates these customers would pay as a  result of establishing the general service-city customers as a separate class.(361)

OPC describes Cap Rock’s concern over gradualism as misguided.  OPC argues that  gradualism is more the rule, rather than the exception, and that a gradualism range of 1.25 to 1.75 times the system average is consistent with Commission precedent.(362)  Given the Commission’s past practice of implementing gradualism similar to that recommended in this case, OPC asserts Cap Rock’s fear of permanent subsidies is misplaced.  Mr. Johnson recommended the use of a 1.25 gradualism ceiling if the Commission decides to rely upon Cap Rock’s class cost study.  He believes this lower boundary of the traditional range for gradualism is appropriate in this case because Cap Rock’s cost-of-service study is quite speculative and because the impacts encountered by the customers during the transition from a cooperative to an IOU should be moderated.

(360)                      Cap Rock Ex.7, at 19.

(361)                      Cap Rock Ex. 305, at 56.

(362)                      See OPC’s Post-Hearing Reply Brief, at 17, citing Application of Gulf States Utilities for Rate Increase, Docket No. 7195/6755, 14 P.U.C. Bull. 1943, 2285 (1988) [1.25 times]; Application of Texas Utilities Electric Company for Rate Increase, Docket No. 9300, 17 P.U.C. Bull. 2057 (1991) [1.45 times]; Application of Houston Lighting &Power Co., Docket No. 6765/6766, 13 P.U.C. Bull. 1 (1986) [1.5 ceiling, 0.5 floor]; Application of Texas Utilities Electric Co., Docket No. 11735, 20 P.U.C. Bull. 1029 (1995) [1.75 ceiling, 0.5 floor]; Application of Gulf States Utilities Co. Docket No. 5560, 10 P.U.C. Bull. 405 (1984) [1.5 ceiling, 0.5 floor].

Farm Bureau insists that Cap Rock’s proposed assignment of revenues would create rate shock for many customer classes.  For instance, the cotton gin and irrigation classes would receive increases of 130% and 36%, respectively.  To lessen the impact on these classes, Ms. Pevoto  proposed the following: a gradualism ceiling of 1.3 times the system increase, no decreases to classes which experience a decrease as a result of the uniform rate of return cost-of-service study,(363) and setting the remaining classes’ revenue increases based on the relative ranking of their percentage revenue increases in the cost-of-service study.(364)

Pioneer witness Mr. Daniel presumed an overall revenue decrease and proposed a  gradualism rate of 1.75 time the system average, while leaving the cotton gins at their current level.(365)

As an initial matter, the ALJs note that they do not have sufficient evidence to agree or disagree with Cap Rock’s argument that its present cost-of-service study is at least better than the present allocation of costs.(366)  First, as noted above, Cap Rock failed to present supporting evidence sufficient to establish the reliability of its present cost study.  Second, the ALJs have not analyzed the 2002 cost study or current class allocations.  This

(363)                      A cost-of-service study at a uniform rate of return determines the cost of service and revenue adjustment for each class based on a comparison with all other rate classes.  Ms. Pevoto suggested that, because the overall system would experience a substantial increase, it is reasonable to assign some small increase to all classes, even those that otherwise might receive a decrease per the cost-of-service study.  This is one way she mitigates against rate shock for classes receiving a substantial increase per the cost study.  Farm Bureau Ex. 2, at 34-36.

(364)                      The class with the highest percentage rate increase in the cost-of-service study would maintain that relative ranking in Ms. Pevoto’s recommendations.  Farm Bureau Ex. 2, at 34.

(365)                      According to the cost study, the Cotton Gin class is below unity.  Pioneer Ex. 3, at 30.

(366)                      In its written arguments, Cap Rock states: “It (allocating changes in revenue requirement based on current allocations of cost) also implies that there is no information for a current cost-of-service study.  That is clearly incorrect, particularly if Cap Rock’s cost study is revised to incorporate the suggestions of the other parties that have merit.  Cap Rock’s cost study is far better than ignoring the available, current cost information concerning differences in the costs of serving the various classes.  Cap Rock’s Post-Hearing Brief, at 98.

aside, Cap Rock misses the point.  Cap Rock is attempting to change the present cost allocations between classes so the question is not whether the present allocations are simply better than those identified in prior studies, but rather whether the proposed class allocations are supported and substantiated by evidence and law.  Again, Cap Rock failed to meet its burden of proof on this issue and the ALJs disagree with its proposed cost allocation method.

Should the Commission decide differently though, and find it necessary to address gradualism, then the ALJs recommend adoption of the proposal presented by Staff.  Essentially, Staff suggests that no class receive a decrease if an overall increase is granted, and that no class be given an increase if an overall decrease is ordered.(367)  To the extent that a revenue increase is adopted by the Commission, in implementing Staff’s proposal the ALJs would recommend a gradualism ceiling of 1.5 times the system average.  If a revenue decrease is granted, then no gradualism ceiling is necessary, as the potential for “rate shock” is nullified in that instance.

E.                                      Rate Elements

1.                                      Irrigation-Demand Metering/Horsepower Charge

Some commercial and irrigation customers do not have meters that measure their peak demand during a month.  Cap Rock proposes to install demand meters for all of these customers and to charge them a demand charge.  Dr. Gaske explained that presently there are two different rate designs for commercial customers: one for customers with demand meters who pay a demand charge based on their peak demand during a month and another for customers without demand meters who pay their demand-related costs through a

(367)                      Staff Ex. 5, at 26-30.  Similarly, the additional exceptions proposed by Staff and discussed above, concerning system-wide rates and general-services city rates, are also adopted by the ALJs.

distribution facilities margin that is added to their energy charge.(368)  All irrigation customers pay demand-related costs based on increased charges for the first 100 kWh used each year.  The increased amount paid by each customer is determined by the horsepower of the pump used.

(368)                      Cap Rock Ex. 7, at 22.

Cap Rock has been, and proposes to continue, installing demand meters for all irrigation and commercial customers.  To recover the outlay for this program, Cap Rock proposes to increase the Customer Charge to reflect the actual costs associated with meter installation.  This includes $757,715 for the purchase of additional meters and $76,140 per year for the incremental costs associated with reading those meters.(369)  Dr. Gaske calculated that an increase of $1.50 per customer in the monthly Customer Charge is necessary to recover these amounts.  Cap Rock requested that this increase be approved or, in the alternative, that a procedure be established allowing Cap Rock to submit and obtain approval for a rate adjustment reflecting the actual costs of the meter installation program once they are known.

Staff, TCGA, and Farm Bureau all oppose Cap Rock’s proposal, arguing at a minimum that the timing is inappropriate.  Most irrigation customers do not have meters in place; thus, there is insufficient historical data upon which to calculate a demand charge.(370) And, until the meters are in place, there is no way to accurately calculate the proposed rate.  These parties argue that only after the demand meters are in place, might it be appropriate to implement a demand-meter-rate structure instead of the current Horsepower Charge.

Related to Cap Rock’s request for a demand charge is its proposed increase in rates from these customers in order to pay for demand meter installation.  Cap Rock argues that the $1.50 per month customer charge would provide it with the capital necessary to install the meters.  While no party contested the meter installation, Staff and Farm Bureau strongly oppose having Cap Rock’s customers pay up-front for the meters, noting that such a plan is against the very tenets of utility ratemaking.  PURA §36.051 allows a return only

(369)                      Cap Rock Ex. 7, at 23.

(370)                      84% of the irrigation customers (1706 out of 2043) do not have demand meters in place.  Farm Bureau Ex. 2, at 57.

on a utility’s invested capital that is used and useful in providing service to the public.  Moreover, PURA §36.053 establishes that the components of invested capital must be used by and useful to the utility in providing service while adding that the value of the capital shall be calculated on its original cost at the time the property is dedicated to public use.  Because the meters will be installed in the future, Staff, Farm Bureau, and TCGA all insist that they are not “used and useful” and may not be included in Cap Rock’s rate base until some time after they are installed.

These parties further urge that Cap Rock’s desire to recover future costs related to the demand meters, such as meter reading, must also be rejected.  For support, Staff and TCB cite a Commission rule indicating that only those historical expenses occurring in the utility’s test year, as adjusted for known and measurable changes, may be recovered.(371)  Because these expenditures did not occur during Cap Rock’s test year and because they are not known and measurable at this time, Staff, Farm Bureau and TCGA assert they may not be included in this ratemaking proceeding.

These parties also do not agree with Cap Rock’s alternative proposal for a future rate adjustment mechanism.  Staff contends that Cap Rock’s proposal is in conflict with PURA § 36.201, which generally prohibits the Commission from establishing automatic rate adjustments for changes in a utility’s costs.  Staff also asserts Cap Rock’s proposal amounts to “piecemeal” or single issue ratemaking which is disfavored.(372)  More specifically, Cap Rock seeks an increase in return for the investment it will make in meters.  However, Staff points out this investment could be offset by lower maintenance costs as old meters are replaced.  If an increase in return is recognized while the reduction in operation and maintenance expense is not, Cap Rock’s overall revenue requirement would not be appropriately calculated.  Staff calls this inappropriate, piecemeal ratemaking.

(371)                      P.U.C. SUBST. R. §25.231(b)

(372)                      Staff cites to PURA §36.051 and notes that reasons for this disfavor were explained by the Nevada Public Service Commission:

One of the main reasons claimed by the company to justify an increase in rates was to offset increasing expenses.  It cannot be denied that the cost of doing business has been increasing.  It does not follow, however, that an increase in rates is in order.  Increased expenses can be more than offset by other factors such as additional subscribers, increased consumption, and operating efficiencies.

Re Nevada Power Company, 42 PUR 3d 511, 514 (May 9, 1962).

As to the irrigation class, Farm Bureau points out that its members’ horsepower charge would increase by 350%, while their total bill would increase approximately 48%.(373)  Ms. Pevoto testified that requiring irrigation customers to pay the majority of their base-rate costs up front, in the first month, is unreasonable and would create financial hardship for the average customer whose business is just starting for the new season.  Farm Bureau is equally concerned about the number of overall rate increases imposed on this class over the past four years.  If Cap Rock’s current request is approved, the irrigation class will have suffered a 65-percent increase in rates in just four years.

Moreover, Ms. Pevoto insisted that the proposed rate design would reallocate costs among customers within the irrigation class, putting too much burden on the low-load customers.  By her calculations, Cap Rock’s proposal would shift approximately 84% of overall costs to the Horsepower Charge for irrigation farmers.  Those customers with low usage, relative to the size of their horsepower capacity, would be penalized unfairly, while those customers with high usage would experience less rate impact.  Ms. Pevoto suggested that Cap Rock not be allowed to collect more than 23% of the costs through the customer and horsepower charges, thus generally maintaining the status quo in the class rate relationships.

The ALJs agree with Staff, Farm Bureau, and TCGA that there is no legitimate basis upon which to require ratepayers to pay for expenses in Cap Rock’s rate base that are not used and useful, are unknown and unmeasurable, and that circumvent the Commission’s practice of prohibiting piecemeal ratemaking.  Post-test-year adjustments may be made only if attendant impacts can reasonably be identified and included, which is not the case in this instance.(374)  As such, the ALJs find that Cap Rock should not be

(373)                      Farm Bureau Ex. 2, at 41- 45.

(374)                      P.U.C. SUBST. R. §25.231(c)(2)(F).

allowed to recover any amounts related to its demand-metering program, except for those proven used and useful during the test year (where demand meters already existed).  Rather, Cap Rock may consider seeking a rate change to recover demand meter costs and related costs after such time as the meters have been installed and are used and useful.

2.                                      Load Management Rider

This issue was discussed in Sections XIV.B.3 and VI. A.9 of this PFD and no further analysis is provided at this time.

3.                                      Irrigation Line Use Fee

This issue has been settled with Cap Rock agreeing not to include this offering in its tariff.(375)

4.                                      Commercial Service-Competitive Rider

This new rider is proposed to replace the existing Economic Development tariff provision.(376)  No party opposed this change and the ALJs recommend its adoption.

5.                                      Oil Well Customers

(375)                      Cap Rock’s Reply Brief, at 68.

(376)                      Cap Rock Ex. 7, at 26.

Mr. Daniel suggested three actions that would help eliminate the commercial intra-class subsidies that were mentioned above in the dual-fuel-rate section.(377)  Briefly, Mr Daniel expressed  concern that the high-load customers, generally oil-well customers, would subsidize the low-load customers in that class.  As an alternative to creating a separate oil-well class, or at least until such a class can be established, he suggested three actions to mitigate the impacts.  First, eliminate or reduce recovery of allocated fixed or demand-related costs through the energy charge, referred to as “tilt.”  Second, implement a demand ratchet which will increase the billing demand units for low-load factor customers and lower the demand rate.  This would shift more of the demand cost to the low-load customers.   And third, establish a rate discount for oil-well customers.  While these actions would not totally eliminate the intra-class subsidization, Pioneer contends they would alleviate it some, at least until an oil well rate can be implemented during Cap Rock’s next rate case.

The ALJs agree with two of the three changes proposed.  Oil-well customers are a very significant portion of Cap Rock’s load, comprising  approximately 85% of the commercial load and up to 50% of Cap Rock’s total load.(378) Oil-well customers, with loads that are flat and high, may subsidize other loads if the energy rate is weighted greater than the demand rate.  By reviewing the unit costs for the commercial class, Mr. Daniel identified the tilt, noting that the proposed energy rate is twice the unit cost while the demand rate is only about one-half the unit cost:(379)

Cost Component	Unit Cost	Proposed Rate

Customer Cost	$31.45 /bill	$33.50/bill
Energy Costs	$0.085/kWh	$0.163 /kWh
Demand Costs	$20.603/kW	$10.50/kW

(377)                      Pioneer Ex. 3, at 35-40.

(378)                      Tr. Vol. 8, at 1562-3.

(379)                      Pioneer Ex. 3, at 36.

In its response, Cap Rock failed to adequately challenge Mr. Daniel’s analysis, instead offering only conclusory assertions that “oil well pumps receive rates that reasonably reflect the efficiency characteristics of their load factors by recovering most of the fixed costs in the Customer Charge and Demand Charge components of the commercial and industrial rates.”(380)  The ALJs are not persuaded by Cap Rock’s limited response, and conclude that the proposed rates for oil well customers include a significant tilt and that adjustments should be made limiting the energy rate to $ 0.12 per kWh.

(380)                      Cap Rock’s Post Hearing Brief, at 101.

Second, Mr. Daniel suggested increasing the billing demand units for low-load factor customers and lowering the demand rate by implementing a demand ratchet.(381) Cap Rock did not directly respond to this issue.  Nevertheless, the ALJs do not recommend the implementation of a demand ratchet.  Cap Rock is proposing to eliminate its all-energy rate which was offered in the past.(382)  Adding these customers to the demand rate will, at least to some extent, have the same outcome as a demand ratchet (lower demand rate).  Mr. Daniel did not have the information necessary to develop ratcheted kW billing demands for commercial customers.  Without further analysis on how a demand ratchet and the elimination of the all-energy rate would impact customers in the commercial class, the ALJs do not recommend that a demand ratchet be implemented.

Third, Mr. Daniel testified that, in order to further eliminate the intra-class subsidies within the commercial class, a  rate discount for oil-well customers was necessary.  With the limitations imposed on the energy rate suggested above, Mr. Daniel proposed a rate discount of 0.004 per kWh.(383) Cap Rock did not respond specifically to this proposal.  The ALJs find that Mr. Daniel’s testimony substantiates the need for a rate discount of $0.004 per kWh.  The rider he proposed should be applied only to oil-well customers with multiple accounts who operate their oil wells on cycles, presenting a flat load.

(381)                      A demand ratchet is a floor placed on demand for billing purposes.

(382)                      Pioneer Ex. 3, at 37.

(383)                      Pioneer Ex. 3, at 38.

6.                                      Commercial Service at Primary Voltage

Mr. Daniel testified that Pioneer has some accounts that are on the commercial rate but receive service at a primary voltage.(384)  He opined that these primary-voltage customers should receive a discount reflecting that fewer facilities are needed, losses may be reduced, and operating and maintenance expenses are lower when commercial class service is received at a primary voltage.  According to Mr. Daniel, a discount in this instance is typical.  The discount he suggested is $2.44 per kW, the difference in the demand charges for the large-power-primary and large-power-secondary rates.  In response, Cap Rock argued that it is unaware of any Pioneer account that receives commercial service at primary voltage and is opposed to the discount.

Cap Rock’s statement that it is unaware of accounts receiving commercial service at primary voltage was made in arguments, not offered as evidence.  The only evidence cited on this issue was that offered by Mr. Daniel.  The ALJs find such evidence to be persuasive and uncontroverted, and Pioneer’s argument to have merit.  Therefore, the ALJs recommend that commercial customers receiving service at a  primary voltage receive the discount suggested by Pioneer.

7.                                      Primary Meter

Pioneer urged that it be allowed the billing-service option of primary meter entrance (PME).  PME may be offered when a customer has numerous delivery points in an area that is served by distribution feeder lines, down from a primary voltage line or substation.  Mr. Daniel explained that when a customer owns or leases the distribution feeder lines and any transformers, then the service may be metered on an aggregate basis at the “primary entrance” to the customer-owned or leased distribution system.(385) The

(384)                      Pioneer Ex. 3, at 38.

(385)                      Pioneer Ex. 3, at 42.

PME must be at primary voltage and is possible only when few customers are served by the same distribution feeder lines.

Mr. Daniel testified that Cap Rock provides PME to several customers on a discretionary basis and without regard to any set rules, terms, or conditions.  Pioneer seeks to formalize this process by requiring Cap Rock to include a standard lease agreement in its tariff for instances where PME would be appropriate.  Pioneer also asserts that, in many instances, it has paid for 100% of the distribution lines from Cap Rock’s primary distribution facilities to its oil wells through CIAC.  In these instances, Pioneer believes it should be able to lease the distribution lines and any related facilities at a charge based only on O&M expenses.

Cap Rock opposes PME service to Pioneer, arguing that there are no efficiency gains or cost savings to justify it.  Instead, it would amount to a discount rate and lead to Cap Rock not recovering its full revenue requirement unless adjustments were made elsewhere to ensure fully compensatory rates.  Dr. Gaske opined that merely adding together accounts does not provide Cap Rock with any additional load diversity or reduced costs that would warrant a discount to the customers.(386)  Rather, he argued that PME service would simply allow those customers to avoid paying fully compensatory and equitable rates for their service.  Therefore, he concluded that the PME service proposed by Pioneer was inappropriate.  He suggested that if PME was to be implemented, the only way to avoid the above concern is to include a provision allowing for the reconciliation of any difference between the demand charges that should be assessed on the individual accounts and the PME’s aggregate demand charge.

(386)                      Cap Rock Ex. 305, at 71.

Without further information, the ALJs cannot recommend implementation of Pioneer’s PME  proposal.  In this instance, Pioneer has the burden of proving that the PME service it requests is reasonable and appropriate and should be made part of the tariff.  Pioneer failed to do this.  The vague description and generalities offered by Mr. Daniel do not assure the ALJs that Pioneer’s distribution system is appropriately configured for PME service and that Cap Rock would receive sufficient cost savings to pass along to its PME customers.  Dr. Gaske testified that, in many situations, Pioneer’s facilities are not located in areas were PME service could readily be provided.(387)  Moreover, he opined that PME would actually increase Cap Rock’s costs as well as the rates charged to other customers.  While this may or may not be true, Pioneer has not persuasively shown that it should be entitled to a PME service under Cap Rock’s tariff, and that any PME rates would be reasonable.(388)  For these reasons, the ALJs decline to recommend that PME service be added to Cap Rock’s tariff.

8.                                      Aggregated Billing Service Option

As an alternative to PME, Pioneer proposes the use of an aggregated-billing-service option (which is quite similar to PME service).  Essentially, Pioneer proposes that numerous individually-metered facilities be grouped together for billing purposes, thus reducing the facilities’ customer or meter charges.  Pioneer even refers to it as virtual PME service.(389)  According to Mr. Daniel, Cap Rock partially acknowledges this billing benefit to approximately 50% of Pioneer’s accounts through Rate Code 697, where only one

(387)                      Cap Rock Ex. 305, at 71.

(388)                      Moreover, to the extent that Pioneer believes that PME service is offered discriminatorily by Cap Rock to other customers similarly situated to Pioneer, then it has the remedy of filing a complaint with the Commission.  But, the ALJs do not find that the scant record evidence supports Pioneer’s request in this proceeding.

(389)                      In general, PME involves using a primary meter, treating it as a single customer, and measuring and charging for all power to that meter as if it were a single customer.  In contrast, aggregated billing simply consists of aggregating the bills for numerous related customers and charging them as if they were one customer.

customer charge is billed for 670 accounts.  However, Cap Rock has proposed to eliminate Rate Code 697 and to bill each customer charge under the proposed large-power-primary rate.  This change alone would increase Cap Rock’s customer charge to Pioneer by $600,000 per year.

As with PME service, Pioneer did not prove its entitlement to such rate treatment, as it has not established its right to receive such a billing benefit nor has it shown that any such action would result in cost savings that should be passed on to it.  Therefore, the ALJs decline to recommend that the Commission adopt Pioneer’s aggregate-billing-service option.(390)

(390)                      If the Commission retains Cap Rock’s existing rate design, including rate code 679, then Pioneer’s concerns will be addressed.

9.                                      Required Facilities Lease or Sale

As a part of its request for PME service, Pioneer has requested the Commission to require Cap Rock to lease or sell some of its distribution facilities.  Cap Rock objects, alleging the Commission lacks the authority to order this.  As with PME service, the ALJs do not recommend the Commission order Cap Rock to lease or sell some of its facilities.

10.                               Rate Code 119 (City)

As previously discussed, the ALJs recommend this rate code be included as a discount rate under PURA § 36.007.

F.                                      PCRF

Pursuant to P.U.C. SUBST. R. 25.238(a)(1), Cap Rock proposed a power cost recovery factor (PCRF) clause in its tariff that would include all fuel and transmission costs.(391)  Staff objected, arguing that the PCRF should be set to zero at the conclusion of the rate case as all reasonable purchased power costs are included in the revenue requirement used to set the base rates.                                              Pioneer also objected, arguing that Cap Rock’s PCRF, as initially drafted, allowed recovery of impermissible miscellaneous charges and adjustments.  In the past, Cap Rock allegedly recovered consulting fees, hedging costs, and certain affiliate costs through its PCRF as miscellaneous charges and adjustments but has failed to flow through wholesale purchase power refunds.  Pioneer and Farm Bureau want to make sure these practices are curtailed.

(391)                      P.U.C. SUBST. R. 25.238(a)(1): “An electric utility . . . may be allowed to include within its tariff a PCRF clause which authorizes the electric utility to charge or credit its customer for the cost of power and energy purchased to the extent that such costs vary from the purchased power cost utilized to fix the base rates of the electric utility.  Purchased electricity costs includes all amounts chargeable for electricity under the wholesale tariffs pursuant to which the electricity is purchased and amounts paid to qualifying facilities for the purchase of capacity and/or energy. . . .”

As best the ALJs can tell, all issues relevant to this case regarding the PCRF have been resolved.  Cap Rock has agreed to set its PCRF to zero, to recover the objectionable miscellaneous costs in its base rates, and to include only changes in transmission costs as part of the overall cost of purchase power in its PCRF.  In its reply brief, Pioneer has agreed with Cap Rock’s proposed treatment of these items.  Accordingly, the ALJs make no specific recommendations at this time regarding the PCRF.

G.                                    System-Wide Rates

Pursuant to its acquisition agreement with McCulloch Electric Cooperative, Inc., Cap Rock  has maintained a separate tariff for its McCulloch Division (McCulloch).  When it acquired McCulloch Electric Cooperative, Cap Rock agreed not to change the McCulloch rates prior to September 1, 2004.  Whether this agreement included a ban on surcharge increases is an issue in dispute.  In its RFP, Cap Rock proposed to eliminate the McCulloch tariff and to charge system-wide rates.  By so doing, McCulloch’s rates would be raised considerably.

Cap Rock argues that the requested rates are based on a system-wide cost-of-service study and that, accordingly, system-wide rates should be approved.  Cap Rock insists that McCulloch customers have had five years of artificially lower rates as mandated by the acquisition agreement and that it is now time for them to begin paying an unsubsidized share.  To do otherwise is unfair to Cap Rock’s other customers.

Farm Bureau maintains that system-wide rates are suggested by Commission precedent and are appropriate in this instance.  Because Farm Bureau expects a rate reduction in this case, it argues that this is a good time to apply system-wide rates as the rate reduction will help ease rate shock.

Staff supports the establishment of system-wide rates and finds rate distinctions based solely on geographic regions inappropriate.  The rates charged McCulloch customers have not kept pace with those charged other Cap Rock customers because of the five-year ban on rate increases found in the acquisition agreement.  Staff believes McCulloch customers have received the full benefit of the agreement and that it is now time to place the McCulloch rates into parity with the rates charged to other Cap Rock customers.

OPC objects to system-wide rates, arguing that rate moderation must be applied to lessen the impact of system-wide rates on McCulloch.  OPC disagrees with the determination by Cap Rock and Staff that McCulloch customers received the full benefit of a five-year rate freeze, because Cap Rock interpreted rate freeze not to include surcharges.  Greenville witness Howard Stone testified that Cap Rock allegedly violated the acquisition agreement and did not keep its word to freeze rates for five years, because of its use of surcharges.(392)  OPC agrees with Mr. Stone’s determination that regulatory surcharges imposed on McCulloch customers, amounting to $263,416, were actually increases in the Energy Charge and, in reality, an increase in the overall rate.(393)  Mr. Stone further testified that the regulatory surcharge was totally unrelated to any increase in the wholesale power cost for McCulloch.

OPC witness Clarence Johnson testified that equalizing McCulloch’s rates in 2003 would have resulted in an increase of $21 per month for each McCulloch customer.(394)  OPC asserts that this is too high an increase and that such an increase, combined with the failure of Cap Rock to adhere to the acquisition agreement, suggests rate modification is in order.  Mr. Johnson recommends that if an overall rate decrease is ordered, then the percentage

(392)                      Greenville Ex. 2, at 19.

(393)                      Greenville Ex. 2, at Schedule HSS-8.

(394)                      OPC Ex. 3, at 33.

reduction for McCulloch customers should be set at 95% of the reduction applied to the general-service rate.  Similarly, if an overall rate increase is ordered, McCulloch customers should receive a 105% increase.

As an initial matter, the ALJs note they have not recommended rates be based on the cost-of-service study presented during this proceeding.  Given this determination, the ALJs do not base their recommendation regarding this issue on the performance of a system-wide cost-of-service study as suggested by Cap Rock.  Nevertheless, the ALJs conclude that system-wide rates should be imposed.

The ALJs note that the five-year time frame established in the acquisition agreement has passed.  Whether Cap Rock complied with that agreement is not appropriately before the ALJs.  Presumably, McCulloch customers maintain standing to seek remuneration for any violation of that agreement in an appropriate court of law.

From a rate-making perspective only then, the ALJs agree with Staff that McCulloch customers’ rates should be in parity with the rates of other Cap Rock customers.  System-wide rates are preferred by the Commission and should create efficiencies in the system.  Only because of the acquisition agreement were the rates not phased in over the past five years.  To allow the McCulloch customers further rate subsidy, in addition to the five years they negotiated, would be unfair to Cap Rock’s other ratepayers.  Thus, the ALJs recommend that the McCulloch tariff be eliminated and that system-wide rates be implemented.

H.                                    Line Extension Policies and Rates

Cap Rock proposes to have each customer pay 100% of the costs related to extending facilities to his or her location.  Staff, Pioneer, and TCGA object.  Staff asserts that Commission policy generally supports a requirement that the utility bear a portion of the costs associated with line extensions.  Staff explains that this policy balances the utility’s duty to provide service to all customers in its certificated area with the recognition that it may not be equitable to require all ratepayers to bear the costs of extraordinary extensions.  Cap Rock has responded by developing a standard allowance with costs over and above this amount to be paid by the new customer as CIAC.  Staff agrees with Cap Rock’s latest proposal.

The ALJs also agree with the standard allowance proposed by Cap Rock and agreed to by Staff.  TCGA objects, noting that no standard allowance was prepared for cotton gins, but does not offer a resolution.  Pioneer states that in the past Cap Rock has charged it full CIAC without any credit and urges a careful review of the situation and implementation of an appropriate credit.  Absent more information or proposals from TCGA and Pioneer, the ALJs decline to address this issue beyond finding Cap Rock’s proposed standard allowance and CIAC structure to be appropriate.

I.                                         Consolidation and Reorganization of Existing Rate Schedules

Other than the consolidation and reorganization issues previously addressed, Pioneer asks that Cap Rock’s tariff explicitly recognize that customers currently served in the dual fuel tariff  will be moved to the Large Power Primary class and take under the load-management rider.  Cap Rock objects to such a change to its tariff, even though it agrees that is how the dual fuel customers will be treated.  The ALJs agree that Cap Rock should be required to comply with its representations on the record in this case that all current dual fuel customers will be moved to either the Large Power Primary or Secondary class.  However, the ALJs do not believe that adding tariff language to this effect is necessary.  Rather, the ALJs are recommending findings that reflect Cap Rock’s representations, and the Commission can add ordering provisions, if it believes such are necessary.  Otherwise, dual fuel customers can file complaint actions if they believe they are later wrongly classified and charged incorrect rates inconsistent with Cap Rock’s representations and the findings made in this case.

J.                                      Notice

Mr. Daniel argued that Pioneer’s notice concerning proposed rate changes was inadequate.(395)

(395)                      Pioneer Ex. 3, at 8.

He suggested that Cap Rock failed to provide the percent increase in base rates or the specific impact on each rate class in its published notice.  Further, Pioneer argued that the notice failed to give customers notice of the “massive increases” proposed.  Cap Rock responds that it fully complied with all applicable notice requirements and that the matters noted by Mr. Daniel are not required by P.U.C. PROC. R. 22.51(a)(1).  Early in this case, the presiding ALJ addressed challenges to notice, and found that notice had been properly provided.  The ALJs maintain that finding, and disagree with Pioneer’s various assertions that notice was inadequate.

XV.  OTHER ISSUES

A.                                    Relationship with NewCorp

The ALJs have discussed Cap Rock’s relationship with NewCorp in detail throughout this PFD and do not find it necessary to provide any further information in this section.

B.                                    Management Audit

Under PURA §§ 14.201 and 14.202, the Commission has authority to inquire into the management and affairs of each public utility under its jurisdiction.  This includes conducting or requiring independent management audits.  Staff and various intervenors request that Cap Rock be ordered to commission and pay for such an audit. They argue this is necessary given the poor quality of management of Cap Rock in the past, the fact that its own staff and consultants have shown little knowledge of regulatory accounting (as evidenced by numerous improper charges and double-billings that were ongoing for two years), and the conflicts of interest that Cap Rock’s management has in regard to its transactions with NewCorp, among other things.

In response, Cap Rock argues that a management audit is unnecessary because it has been, and continues to be, subjected to numerous regulatory proceedings before the Commission which have involved a review of Cap Rock’s affairs.  These proceedings have required Cap Rock to expend significant resources and have given the Commission and other parties the opportunity to review Cap Rock’s management and operations.  Cap Rock argues it would be unnecessary and expensive (costing as much as $300,000) for Cap Rock to undergo a management audit at this time.  Cap Rock argues that service quality has been good, and the majority of problems have related not to its management, but to the rapid change in its regulatory status and the limited amount of time in which it had to prepare for such a change.

The ALJs believe that a management audit would be highly beneficial and, therefore, recommend that the Commission require such an audit.  As noted throughout much of this PFD, Cap Rock’s quality of management has been poor, its collection of data for this rate proceeding has been substandard, and its relationship with NewCorp raises serious concerns that its management has significant potential conflicts of interest that have impacted their operation of the utility.  Even if many of the problems are simply caused by ignorance or lack of resources, rather than intentional misconduct, the ratepayers deserve a truly independent inquiry into the operations of Cap Rock.  Given the extensive challenges Cap Rock has faced from many of its customers, Cap Rock should welcome such an audit as an opportunity to vindicate itself if it believes that many of the issues raised by its customers have been unfounded.

While the potential cost of $300,000 or more may be significant, it is a small sum compared to the amount of money that Cap Rock has spent in this and other regulatory proceedings before the Commission.  Moreover, the information provided in this proceeding has done little to give the ALJs confidence that the regulatory proceedings to which Cap Rock has been subjected have resulted in adequate disclosure of Cap Rock’s operations and have given the Commission a sufficient opportunity to review its operations.  For this reason, the ALJs conclude that a management audit is entirely appropriate and should be conducted to help the Commission to ensure efficient and prudent operation of the utility in the future.  The Commission’s Staff should be given authority to choose the independent auditor and should continue to work with, and provide oversight to, the auditor during the audit process.

C.                                    Load Research

Pioneer requests that Cap Rock be ordered to conduct load research and provide the resulting data to the Commission and the parties in this case prior to any future rate filing.  Cap Rock opposes this request, arguing that it already conducts load research and that Pioneer has not shown any reason why a different process should be used.  The ALJs do not believe it is necessary to require additional load research.  The ALJs are already recommending a management audit that should help Cap Rock identify the areas where improvements and changes need to be made.  That process is better designed to determine whether Cap Rock needs to make changes to its operations, collect additional data, or modify its load research, than this rate-making proceeding.  Accordingly, the ALJs do not support Pioneer’s request.

D.                                    Tariff Language

Pioneer has requested that provisions be included in the tariff to recognize certain treatment for oil well customers.  The ALJs have concluded that Pioneer’s requested tariff changes should not be adopted, as discussed in various sections above (including those related to the elimination of the dual fuel class, PME, and aggregate billing).  Therefore, the ALJs do not provide any additional discussion at this time.

E.                                      Integrated Transmission Credit Under SPS’s OATT

Cap Rock currently purchases most of its power from SPS, whose OATT contains a provision that gives operators of transmission systems that are integrated into SPS’s transmission system a significant credit for integrated operation of the recipient’s system.  NewCorp provides transmission to Cap Rock of the power purchased from SPS.  Neither NewCorp nor Cap Rock have ever requested that SPS provide them with the integrated transmission credit.  Pioneer argues that Cap Rock’s management, which has actual control over NewCorp, should have requested and obtained the benefits of the credit provided under SPS’s OATT, because NewCorp’s system is allegedly integrated with SPS’s system and would qualify for the credit.  Pioneer alleges that the credit would offset a substantial portion of the $9 million annual transmission charge that NewCorp imposes on Cap Rock and that Cap Rock passes on to its retail customers. Pioneer recommends that Cap Rock’s management should be required to request the credit.

In response, Cap Rock claims NewCorp is not entitled to the credit because the physical nature of its looped system does not qualify under SPS’s OATT.  Cap Rock describes the NewCorp system has functionally equivalent to a distribution system, with SPS having no ability to flow through power on NewCorp’s system without obtaining prior approval.  For this reason, Cap Rock asserts that NewCorp’s system is not integrated in the sense required by SPS’s OATT.  Further, Cap Rock asserts that this is a matter related to NewCorp’s transmission tariff and is thus regulated by FERC.(396)

Based on the evidence presented, the ALJs cannot determine whether or not NewCorp would qualify for the credit.  But, it ultimately does not matter because the ALJs do not believe that this matter is properly addressed in this proceeding.  Pioneer is asking

(396)                      For a more detailed discussion of Cap Rock’ arguments and evidence on this issue see Cap Rock’s Reply Brief, at 80-81; Cap Rock Ex. 303, at 21-23.

the Commission to order Cap Rock’s management to request the credit for NewCorp.  In other words, Pioneer is really asking the Commission to order NewCorp to take some action, when NewCorp is not even a party to this proceeding.  While Cap Rock does have ultimate control over NewCorp (as its sole member), NewCorp is still an entirely separate entity subject to transmission regulation by FERC.  Understandably, Pioneer and other intervenors wish to address the actions of both Cap Rock and NewCorp in this proceeding.  However, the ALJs do not find this appropriate.  As discussed previously in regard to purchased power issues, the ALJs do not believe that this rate-making proceeding is the forum in which to address allegedly improper or imprudent actions by NewCorp, even though NewCorp is ultimately controlled by Cap Rock.

Certainly, the Commission has some authority to investigate the prudence of Cap Rock’s management, through an audit, and any imprudent actions that may relate to Cap Rock’s relationship and dealings with NewCorp can be more fully explored in such a proceeding and appropriate remedial relief may be ordered at that time.  As set out above, the ALJs are recommending that the Commission undertake such an audit.  But, the purpose of this proceeding is to review Cap Rock’s expenses and revenues and to determine appropriate rates going forward.  NewCorp’s transmission rates that are sought to be recovered in this proceeding are set by FERC tariff and any such challenges to them should be addressed in a proceeding before FERC or through the management audit.  In fact, if such an audit were to reveal that Cap Rock was paying unreasonable rates to NewCorp, the Commission could put Cap Rock on notice that similar future dealings with NewCorp may be ruled imprudent and disallowed.  Such forward-looking action by the Commission would likely not run afoul of the filed rate doctrine nor run the risk of “trapped costs.”  For the reasons discussed above, then, the ALJs do not recommend that the Commission require any action at this time in regard to the integrated transmission credit under SPS’s OATT, other than to include such as a matter for investigation in a management audit.

XVI.     RATE CASE EXPENSES

A.                                   Cap Rock’s Rate Case Expenses

Staff, OPC, and certain intervenors contest Cap Rock’s rate case expenses.(397)  The parties’ main concerns about Cap Rock’s rate case expenses are: (1) the costs Cap Rock incurred to file its RFP, which contained many errors and required additional work and review resulting in numerous corrections; (2) the cost of rate design work by Dr. Gaske and other rate design consultants; (3) the mark-ups charged by Zinder and Management Applications Consulting (MAC); (4) travel time; and (5) Cap Rock’s estimated expenses for the completion of this case through appeals.  The parties raise several smaller issues as well, all of which are addressed below.

A utility is entitled to collect its reasonable expenses incurred in presenting a rate case.(398)  Although the Commission has not adopted any rules establishing specific standards for rate case expenses, courts have outlined guidelines for the recovery of rate case expenses.  Those guidelines include consideration of:

•                                          Time and labor required;

•                                          Nature and complexity of the case;

•                                          Amount of money or value of property or interest at stake;

•                                          Extent of responsibilities the attorney assumes;

•                                          Whether the attorney loses other employment because of the undertaking; and

•                                          Benefits to the client from the services.(399)

(397)                      Greenville does not take a position on Cap Rock’s rate case expenses.  Pioneer, TCGA, St. Lawrence, Apache, and Farm Bureau jointly sponsored Katherine Mudge’s testimony in opposition to Cap Rock’s rate case expenses.

(398)                      PURA § 36.061.

(399)                      City of El Paso v. Public Util. Comm’n of Tex., 916 S.W.2d 515 (Tex.App.– Austin 1995, judgment vacated and writ dism’d by agr).

Staff and the intervenors contend that this case is not complex, nor was the time and labor that was actually spent on the case required.  They further argue that, because of the extensive changes to the RFP made during rebuttal, the benefits from consultants’ services to prepare the RFP were minimal.  Finally, because Cap Rock is seeking a rate increase of approximately $5 million, they contend that Cap Rock’s request for rate case expenses in the amount of $3,634,739 (equal to more than 70% of the amount of the total proposed rate increase) is inherently unreasonable.

Cap Rock disagrees that this case was simple, asserting that it actually was a very difficult case.  First, Cap Rock notes that the Commission ordered it to file a RFP.  Thus, Cap Rock was not able to choose its test year and it had to prepare its filing under a tight deadline.  It had not prepared a RFP in some time, so it had to prepare one from scratch.  Furthermore, Cap Rock had not maintained its books and records in a form that was consistent with the Commission’s RFP requirements, and thus had to retrieve data from different sources.  Finally, Cap Rock argues that the costs for this case were significant because Cap Rock received thousands of RFIs, and had to respond to the testimony of 17 witnesses.  Therefore, Cap Rock asserts that this case was unusual and required a significant amount of work.

The ALJs agree that this was a difficult case for Cap Rock.  It involved a large number of parties, generated a large amount of discovery, and resulted in a large number of witnesses and exhibits being presented.  Also, Cap Rock did have a Commission-imposed deadline to meet and, because it had not been regulated for some time, had to prepare a rate case from scratch.  However, the ALJs are also aware that Cap Rock’s initial RFP contained numerous errors that were corrected during Cap Rock’s rebuttal case, resulting in a reduction of nearly 50% to Cap Rock’s requested rate increase request.  The ALJs do not find that the corrections were unreasonable or the initial mistakes so egregious as to warrant a disallowance of the expenses for creating the initial RFP.  As discussed below, for the most part the ALJs recommend that Cap

Rock be allowed to recover the majority of its expenses that are not related to rate design.  The ALJs have, however, also noted where reductions could be made if the Commission finds that Cap Rock’s errors in its initial filing were so significant that the Commission finds a reduction is warranted.(400)

(400)                      The ALJs believe that some of the time and expense spent by the parties on this case could have been avoided either by a management audit before the rate case was filed, or simply by Cap Rock and Staff working together for a longer period of time to determine Cap Rock’s costs to provide service before Cap Rock was required to file a rate case. Unfortunately, once Cap Rock was required to file a rate case, that triggered requests for a contested case hearing and transformed this from a more informal inquiry by the Commission into a more formal, and more costly, rate case proceeding.

1.                                      Larry Crowley’s Work and Subsequent Corrections

Cap Rock incurred $215,857 in fees and expenses for Mr. Crowley’s work.(401)  Mr. Crowley assisted Cap Rock with its RFP, including developing the model Cap Rock used to determine its revenue requirement and its rates.  After his deposition, Mr. Crowley withdrew and could not participate in the hearing as a witness due to a family illness.(402)  He was replaced with Mr. Tucker and Mr. Rainey, each of whom adopted portions of his testimony.  When Mr. Tucker and Mr. Rainey reviewed Mr. Crowley’s work, they made numerous corrections.  These corrections resulted in new numbers being provided in Cap Rock’s rebuttal case.  As a result of their review and corrections, Cap Rock’s rate increase request was reduced in half, from approximately $10 million to approximately $5 million.  Staff and intervenors argue that Cap Rock should not recover the costs of Mr. Crowley’s work because it contained so many errors that required correction.  In addition, the intervenors argue that the time spent by Cap Rock’s other witnesses to correct Mr. Crowley’s work should be disallowed.  After considering the evidence and arguments, the ALJs find that Cap Rock should recover its incurred costs for Mr. Crowley’s work and the costs associated with the corrections to his work.

Although Mr. Crowley’s work contained numerous errors, Mr. Tucker and Mr. Rainey used his model and analysis to perform their calculations.  Specifically, Mr. Tucker acknowledged that because of the lack of an electronic version of the 1995 RFP, Mr. Crowley had to essentially develop the schedules and the RFP from scratch.(403)  In general, Mr. Crowley’s schedules worked fairly well.(404)  Mr. Tucker further indicated that the work he performed after he was retained to adopt a portion of Mr. Crowley’s testimony was not duplicative of Mr. Crowley’s work.(405)  Thus, Mr. Crowley’s work provided benefit to Cap Rock in preparing its

(401)                      Pioneer Ex. 200, at 66.

(402)                      Cap Rock’s Notice of Witness Substitution, at 1 (filing no. 1508 on PUC Interchange, filed September 16, 2004).

(403)                      Tr. Vol. 11, at 2191-2192.

(404)                      Tr. Vol. 11, at 2190-2191.

(405)                      Tr. Vol. 11, at 2196.

rate case.

Intervenors contend that the costs associated with correcting Mr. Crowley’s work and the work associated with other corrections made to the RFP should also be disallowed.  The ALJs disagree.  Preventing Cap Rock from recovering the costs of correcting the incorrect work would set a bad precedent.  Utilities might be discouraged from correcting mistakes in RFPs for fear that any costs associated with the corrections would not be recoverable.  Moreover, given the short time period that Cap Rock was given to prepare its RFP, it is not unusual that some mistakes occurred. Certainly, the mistakes were more significant than would be expected, but that alone does not warrant a disallowance of the expenses of preparing the RFP.  Thus, the ALJs conclude that Cap Rock should recover those costs.

Although the ALJs have found that Cap Rock should recover the costs for Mr. Crowley’s work and for corrections to the RFP, if the Commission finds that the errors in the RFP were so egregious that Cap Rock should not recover the rate case expenses for a portion of its case, the ALJs recommend that the Commission disallow the costs of Mr. Crowley’s work, rather than the costs of the corrections.  As discussed above, disallowing the work for the corrections would create a disincentive for utilities to uncover mistakes and correct them if the Commission disallowed those costs.

2.                                      Rate Design Consultants

Staff and the other parties request disallowance of the costs Cap Rock incurred for rate design consultants, including Dr. Gaske.(406)  The ALJs reject the argument that Cap Rock should not recover the rate design expenses simply because its proposed rate design may not be adopted.  The ALJs are unaware of any Commission precedent (and the parties have not provided any) requiring a party to prevail on an issue to recover rate case expenses.  If the Commission were to disallow rate design expenses simply because the rate design was not adopted, such a ruling

(406)                      Other rate design contributors include B&B Consulting International, Management Applications Consulting, Al Kleinschmidt, Robert Paolillo, and John Jeter.

would fundamentally change the rate case expense recovery system.  It would require a party to  prevail on a particular issue to recover its expenses.  Furthermore, if the costs were broken down by issue, it would result in a time-consuming process where the costs for each issue would have to be accounted for and then disallowed if the party did not prevail on that particular issue.  This would increase the cost of cases dramatically, at the expense of the ratepayers.

Having said that, the ALJs also agree that a poorly performed cost analysis and poorly designed rate structure may justify a disallowance of the costs associated with their preparation.  In this case, the intervenors are correct that Cap Rock’s rate design was poorly developed and unsupported.  Its initial presentation required so many significant changes between direct and rebuttal testimony that intervenors were “shooting at a moving target” and had to spend significant, additional resources to address the revisions.  As noted above, the ALJs found so many problems with Cap Rock’s cost of service study and resulting rate design that they deemed it entirely unreliable, either because Dr. Gaske did not conduct a proper analysis or because the data he was given by Cap Rock was inherently flawed.  It is difficult to say exactly where the problems lie, but either way they are attributable to Cap Rock.

Therefore, while the ALJs do not agree that rate design costs should be disallowed simply because Cap Rock’s rate design was not adopted, the ALJs do believe that, in this case, Cap Rock should not be allowed to recover the rate design portion of its rate case expenses.  In making this recommendation, the ALJs rely on the same reasons the ALJs relied on for rejecting Cap Rock’s proposed rate design.  Those reasons are discussed in detail under the rate design section above and will not be repeated here.  Suffice to say that the ALJs find Cap Rock’s rate design work to be so flawed and unreliable as to be useless for structuring rates in this case.  Therefore, the ALJs recommend the Commission deny the rate case expenses associated with rate design in the total amount of $311,370.(407)

(407)                      A complete breakdown of Cap Rock’s rate design costs can be fount in Staff’s Initial Brief on Rate Case Expenses, at 17-18.

3.                                      Zinder and Management Applications Consulting Mark-ups

Staff and intervenors contest the mark-up Zinder charges for its consultants.  Zinder provided Dr. Olson, Dr. Gaske, and Mr. Crowley as experts for Cap Rock.  Those consultants charged Zinder a rate for their work, and Zinder billed a higher rate to Cap Rock.  Staff and intervenors contend that Cap Rock could have hired each consultant individually and paid the consultant’s hourly rate that did not include the Zinder mark-up.  Cap Rock asserts that the issue is whether the fees Cap Rock paid are reasonable.  Cap Rock further argues that the Commission should not look at the fees beyond whether they are reasonable to determine the actual cost of the work.  The ALJs find that Cap Rock should be allowed to recover its actual costs paid to Zinder, not the rates the consultants charge to Zinder.

The rates that Zinder charges are reasonable.  The rates are within the range of rates charged by other, similar consultants.  For example, in 1998, Dr. Olson billed at $235 per hour.(408)  It is not surprising that in six years his rates have increased to $325 per hour.(409)  There is no record evidence that Dr. Olson may be hired for less than $325 per hour today.  Other experts with similar experience also bill in the same range.(410)  There is no record evidence that consultants with similar experience levels bill significantly less than Dr. Olson.

(408)                      Cap Rock Ex. 310, at Ex. JWD-9 at 6.

(409)                      Pioneer argues that based on Dr. Olson’s rates in 1998, it is apparent that he can be hired for less than $325 per hour.  The record does not support Pioneer’s contention.  Rather, the evidence shows that Dr. Olson’s fee in 1998 was between $210 and $235 per hour.

(410)                      Tr. Vol. 11, at 2201-2203.

Furthermore, if Zinder’s rates are reduced to the rates actually paid to the consultants, to consistently apply this analysis to the case, other fees would have to be reduced as well.  For example, Ms. Melissa Ramirez, an associate at Lloyd Gosselink, is billed at $170 per hour.(411)  While her salary is not in evidence, no party would dispute that the amount of money she is actually paid is substantially less than what it would be if she received every penny of her hourly rate.  Yet, no party has recommended a reduction of her rate to a level that matches her salary.  Mr. Lambeth Townsend, who is a partner in Lloyd Gosselink, also does not take home his hourly rate.  Ms. Kay Trostle testified that with overhead and other expenses, she does not take home what she bills.(412)  Because it is common practice for the costs of professionals to be billed at a higher rate than what the professional actually takes home, the ALJs conclude that Cap Rock should recover the full amount it paid to Zinder for the witnesses provided by Zinder (subject to specific disallowance as otherwise noted herein).

The ALJs have already recommended disallowance of MAC’s time in its entirety because it was time spent on rate design.  However, should the Commission decide to allow the rate design expenses, intervenors contend that MAC’s overhead charges should be disallowed.  MAC charges a flat rate overhead charge of 5% on its bills.(413)  Intervenors request disallowance of this overhead charge because it is not supported by data showing what overhead expenses are actually covered by the charge.(414)  A review of MAC invoices indicates that MAC does not bill directly for many of the overhead expenses that most law firms bill, such as copies, faxes, and phone calls.  No evidence was presented that MAC is over-recovering its overhead.  Nor was any evidence presented that a flat overhead charge is unreasonable.  Without any evidence that the

(411)                      Pioneer Ex. 200, at Attachment KKM-2, at 3.

(412)                      Tr. Vol. 9, at 1788.

(413)                      Cap Rock Ex. 312, at Bates 700000, et seq.

(414)                      Intervenors also request disallowance of MAC’s charges for travel time, estimated expenses, and corrections to the initial RFP.  Those issues are addressed below under the global headings of “travel time,” “estimated expenses,” and “corrections.”

charge is unreasonable, the ALJs find that, if the Commission allows Cap Rock to recover its rate design expenses, then MAC’s overhead charge should be included.

4.                                      Travel Time

Intervenors assert that Cap Rock should not recover costs billed by attorneys and consultants for travel time.  Intervenors contend that Cap Rock must prove that the travel time is reasonable and that the person traveling is not performing personal business or work for other clients while traveling.(415)   Intervenors did not, however, assert that anything about Cap Rock’s proposed travel time was inherently unreasonable.  The ALJs find that Cap Rock should be allowed to recover the cost of its attorneys’ and consultants’ travel time.  Professionals bill for their travel time unless they are working for another client while traveling.(416)  The ALJs find no evidence that indicates Cap Rock’s attorneys and consultants were double-billing their travel time.  The ALJs further find that the travel time billed was reasonable.  Therefore, Cap Rock should be allowed to recover the costs for its attorneys and consultants’ travel time.(417)

5.                                      Estimated Appeal Expenses

Cap Rock is requesting $718,075.74 in additional expenses it estimates it will incur through the resolution of this case.(418)  The itemized request is:

(415)                      Pioneer’s Brief on Rate Case Expenses, at 3.

(416)                      See Tr. Vol. 9, at 1866.

(417)                      The costs of travel time are included in Cap Rock’s request as part of each consultant’s costs.  Thus, travel time for Dr. Gaske and other rate design consultants has already been removed from rate case expenses.  A breakdown of travel time versus other time was performed by Ms. Mudge, which can be found at Pioneer Ex. 300, at Attachment KKM-6.

(418)                      Cap Rock Ex. 310A.

	FEES	EXPENSES	TOTAL
Cap Rock		28,700	28,700
Zinder	35,200		35,200
Lloyd Gosselink	467,031	79,515	546,547
Sifuentes, Drummond	10,000		10,000
Covington	76,500	7,500	84,000
MAC	12,980	649	13,629
Total	601,712	116,364	718,076

Staff asserts that the estimates are unreasonable.  First, Staff argues that since the record has closed, Cap Rock’s experts will not have to answer discovery or develop new facts or analysis.  Staff also asserts that Cap Rock will not incur an additional $28,700 in expenses because filing fees and copying costs will be incurred by Lloyd Gosselink, and are included in its expenses.  Staff also compares Cap Rock’s request for $467,032 in attorneys’ fees to Greenville’s request of $136,000 and contends that Cap Rock’s request is unreasonable.

Intervenors concur with Staff that all estimated consultants’ fees should be disallowed.  Intervenors assert that there is no documentation supporting the request for those fees, and without documentation, they should not be allowed.  With respect to estimated attorneys’ fees, intervenors assert that the number of hours in the estimate is in excess of the number of hours required to prosecute the appeal.  Intervenors propose that Cap Rock’s estimated hours needed be reduced to match the number of hours in Greenville’s estimate or simply be reduced by half.  The ALJs find that Cap Rock’s estimated expenses should be allowed.

As discussed below, the ALJs are recommending that Cap Rock be required to submit quarterly invoices to show its expenses as they accrue.  Thus, Cap Rock will be responsible for demonstrating that it has in fact incurred any further fees and expenses.  If Cap Rock does not incur fees and expenses in the amount of its estimates, those amounts will not be recoverable.  Therefore, there is a safeguard to ensure that Cap Rock will not recover more expenses than it actually incurs.  Although Cap Rock’s estimates are higher than Greenville’s, Cap Rock will likely file exceptions to a majority of the PFD, unlike Greenville which has previously chosen to limit the scope of its involvement in this case.  Furthermore, Cap Rock will likely have to reply to exceptions filed by all parties in this case, while Greenville will most likely only reply to Cap Rock’s exceptions.  On appeal, Cap Rock will have the responsibility to address all the issues in this case, while Greenville’s appeal will not include rate design.

And, if the Commission adopts the ALJs’ proposals, Greenville will be a prevailing party on a majority of the issues and, thus, would likely be a responding party on appeal, not a prosecuting party.  In addition, Greenville can rely on other parties’ briefs on appeal and may choose not to file briefs if other parties cover all the issues.  Thus, it is not surprising that Cap Rock’s estimated expenses are significantly higher than Greenville’s expenses.  As Ms. Trostle testified, the estimates are reasonable.(419)  The ALJs find her testimony to be credible, as she has a significant amount of experience practicing utility law.(420)

Staff and intervenors assert that the in-house expenses for Cap Rock appear to be high.  However, Cap Rock will presumably fly representatives to Austin for the Commission open meeting and for any appeals.  Cap Rock will also fly its general counsel to Austin as well.  Expenses for those individuals are reimbursable and should be included in Cap Rock’s rate case expenses.  The consultants will need time to review the PFD and assist in exceptions and replies.  Cap Rock should recover its costs for their time as well.  Because the ALJs recommend a safeguard for the collection of costs eventually incurred, they recommend that Cap Rock receive

(419)                      Tr. Vol. 10, at 2149.

(420)                      If Cap Rock were to file another rate case in the near future, it might be easier to permit Cap Rock to recover its estimated expenses from this case during the second rate case once the expenses were known.  The ALJs would not be surprised if Cap Rock were to file a rate case in fairly short order, but as of the date of this PFD, no rate case has been filed.

its rate case expenses incurred in the future, not to exceed its estimates.

6.                                      Griggs & Adler Expenses

Cap Rock has requested $11,247.50 in expenses for the law firm of Griggs & Adler.(421)  Intervenors contend that $2,310 of that amount should be disallowed because it was work performed at the FERC, not on this rate case.  The ALJs agree with intervenors.  In a rate case, Cap Rock may recover only those expenses incurred in pursuing the case, not expenses from other cases.  Thus, the ALJs conclude that $2,310 of the Griggs & Adler expenses should be disallowed from Cap Rock’s requested rate case expenses.

7.                                      Lloyd Gosselink Expenses

a.                                       Paralegal Assistant Time

Intervenors argue that paralegal assistant time should be disallowed because Cap Rock provided no description of the work.  Intervenors contend that Cap Rock’s support documentation appears to have been created at a much later dater after the work was performed and also does not show that the work was approved by a supervisor.(422)  The ALJs find that Cap Rock provided appropriate documentation to support the paralegal assistant time.  The time sheets in the record indicate the date and number of hours worked, plus the task the paralegal assistant performed.  Therefore, these charges should be included in Cap Rock’s rate case expense reimbursement.

(421)                      Cap Rock Ex. 310A.

(422)                      Cap Rock Ex. 323 is Cap Rock’s supporting documentation for paralegal assistant time.

b.                                       On-Site Audit Dispute

Intervenors request disallowance of Lloyd Gosselink time associated with Cap Rock’s objections to Pioneer’s request for an on-site audit of Cap Rock’s books and records because an on-site review is permitted by rule and routinely granted in Commission proceedings.  Although the ALJ finally ordered the on-site inspection over Cap Rock’s objection, the ALJs do not find that these expenses should be disallowed.  Rate case expenses are reimbursable even when the utility does not prevail on a particular issue.  Cap Rock’s objections to the on-site audit were not unreasonable.  Thus, the ALJs conclude that the legal fees and expenses for the on-site audit should be included in the reimbursed rate case expenses.

Intervenors also request disallowance of $378 in expenses for Haley Whiteside, who copied records to provide to Intervenors during the on-site inspection.  Intervenors allege that they had a right to inspect the original documents, and that Cap Rock should have provided the originals, rather than charging someone to make copies.  While the ALJs generally agree, given the number of parties involved in this case and the ongoing antagonistic nature of the proceedings, the ALJs do not find it unreasonable for Cap Rock to have had copies of originals made and available during the onsite inspection.  Therefore, the ALJs conclude that the cost of Ms. Whiteside’s services are reimbursable.

c.                                       Paralegal Litigation Support

Intervenors contest the costs of paralegal litigation support because there was no justification for a contract legal assistant when three paralegals and two paralegal assistants were already working on the case.  Also, intervenors contend that Cap Rock did not provide a description of the work performed.  The ALJs find that Cap Rock’s request for reimbursement of a contract paralegal should be allowed.  Cap Rock was required to respond to voluminous discovery requests from many different parties, and all of the responses had to be organized.  Furthermore, at the hearing, a large number of exhibits were introduced by the parties.   All of this work required experienced litigation support.  The parties opposing Cap Rock had a total combined legal staff of at least ten attorneys and/or support personnel.  So, it was not unreasonable for Cap Rock to retain contract paralegal litigation support to assist it in this case, and Cap Rock should be reimbursed for these expenses.

8.                                      Sifuentes, Drummond & Smith

Intervenors challenge the estimated expenses for Sifuentes, Drummond & Smith in the amount of $10,000 related to the work of Cap Rock witness Kay Trostle.  The ALJs find that the estimated costs should be included in Cap Rock’s reimbursement.  Ms. Trostle testified that her costs included her time during the rate case expense portion of the hearing.  No party challenged the reasonableness of her fee.  The rate case expense phase of the hearing lasted longer than expected and involved significant numbers of exhibits.  Ms. Trostle attended the hearing and assisted with the cross-examination of Ms. Mudge.  Ms. Trostle also testified on direct and rebuttal.  Based on the amount of time she spent, the $10,000 estimate is reasonable.  Therefore, Cap Rock should be able to recover charges from Sifuentes, Drummond & Smith, not to exceed the $10,000 estimate.

9.                                      Covington Consulting

Intervenors contend that certain expenses for Covington Consulting should be disallowed because Covington created a duplicate database, had to perform work to correct Mr. Crowley’s work, billed for travel time, billed for administrative support services, and did not support its estimated expenses.  The issues of correcting Mr. Crowley’s work, billing for travel time, and estimated expenses have been addressed above, and the ALJs find that this work is reimbursable.  The database Covington created, intervenors speculate, was a duplication of Lloyd Gosselink’s legal assistant’s database.  Cap Rock contends that the database served a different purpose than the law firm’s database, and that Covington’s database permitted searches of individual words.  The ALJs find nothing in the record to support intervenors’ contention that the database unnecessarily duplicated Lloyd Gosselink’s work.  Therefore, the ALJs conclude that the cost of creating the discovery database should be included in Cap Rock’s rate case expense reimbursement.

However, the ALJs agree with intervenors that the charges for administrative support services should be disallowed.  There is no documentation in the record indicating what services were performed, who performed them, or the hourly rate of the person performing the work.  Therefore, without sufficient documentation, the ALJs find the charges for administrative support should be disallowed.  This results in a reduction to Cap Rock’s rate case expenses in the amount of $1,044.(423)

10.                               KPMG Costs

Intervenors argue for disallowance of $64,700 for the entire amount that KPMG billed Cap Rock.(424)  Intervenors contend that KPMG’s invoices do not show the actual work performed, the persons performing the work, or the basis for a flat-fee arrangement.  The invoices from KPMG state that they are billing for “professional services rendered in connection with the Agreed-Upon Procedures related to Cap Rock Energy Corporation’s schedules included in the company’s Rate Filing Package with the PUC.”(425)  There is no itemization of charges, rather only the total amount due is listed.  The ALJs agree with the Intervenors that the KPMG costs should be disallowed.  It is impossible to determine from the invoices whether KPMG’s rates were reasonable, because there is no indication of the number of hours spent or the hourly rates of the consultants.  Without this information, the ALJs can only speculate on whether the time invested or the rates were reasonable.  Therefore, the ALJs find that $64,700 of Cap Rock’s

(423)                      Cap Rock Ex. 312, at Bates 800752, 800758, 800832; Pioneer Ex. 200, at Attachment KKM-6.

(424)                      Cap Rock Ex. 312, at Bates 500216, 800873-800875.

(425)                      Cap Rock Ex. 312, at Bates 800873-800874.

rate case expenses should be disallowed.

11.                               Utilipoint International

Cap Rock incurred $11,704 in expenses for Utilipoint International (Utilipoint) in relation to defending its decision to purchase the Delinea System.(426)  Intervenors contend the entire amount should be disallowed because it was not necessary for Cap Rock to hire Utilipoint.  Rather, Intervenors suggest that Cap Rock should have used employees to present rebuttal evidence on the benefits of the Delinea System.  Although the ALJs have found that the Delinea System was purchased primarily for expansion plans and that the ratepayers should not shoulder the economic costs at this time, the ALJs find that Cap Rock should recover the costs for retaining Utilipoint.  Although Cap Rock did not prevail on this issue, and the ALJs did not rely on Mr. Brock’s testimony, the ALJs decline to recommend disallowance of the expenses for the testimony simply on that basis.  Mr. Brock’s testimony, while not relied on heavily by the ALJs, was not patently unreasonable or unnecessary.  Nor is there any showing that the specific expenses were not actually incurred or were otherwise unreasonable.  In the context of a contested case hearing, it was appropriate for Cap Rock to attempt to rebut testimony challenging its purchase of the Delinea System, and retaining an outside expert is a reasonable means to do this.  Thus, the ALJs conclude that Cap Rock should recover its costs for Utilipoint.

12.                               Meals and Personal Expenses

Staff recommends disallowance of $3,750.29 in meal expenses for Cap Rock employees in Midland, which were billed as rate case expenses.  These meals were all taken in Midland by employees who work in Midland at Cap Rock.  The ALJs agree that those meal expenses should be disallowed.  While working in Midland, those employees should be responsible for the costs

(426)                      Cap Rock Ex. 312, at Bates 500218.

of their own meals whether they are working on the rate case or on other Cap Rock business.

Intervenors recommend disallowance of expenses for meals not related to the rate case and other personal expenses such as laundry.  The ALJs agree that these costs should be disallowed.  Meals for Mr. Atkins in Dallas should be disallowed in the amount of $28.34, for Ms. Zinn in the amount of $7.47, and a balance forward from the Petroleum Club in the amount of $413.50.(427)

(427)                      Cap Rock Ex. 311, at Bates 800254, 800255, 800326, 800329.

Finally, an expense for a FedEx package in the amount of $10.31 should be disallowed.(428)  The ALJs also agree that laundry expenses should be disallowed because they are personal expenses that should not be the responsibility of the ratepayers.  Those expenses total a rounded amount of $248.(429)

13.                               Unsupported Expenses

Staff contends that certain invoices failed to provide documentation describing the work performed or how the work was related to this proceeding.(430)  Staff argues that the expenses should, therefore, be disallowed.  Cap Rock did not respond to this argument in its reply brief.  The specific time entries for which Staff requests disallowance are:

Date of Invoice(431) (Bates Number)	Consultant	Hours billed	Amount Billed
July 2003 (800911, 800913)	Gaske	13 hours $250/hour	$3,250
July 2003 (800912)	Olson	6 hours $325/hour	$1,950
July 2003 (800914, 800915)	Lee	21 hours $75/hour	$1,575
August 2003 (800917)	Gaske	12.5 hours $250/hour	$3,250
December 2003 (800947)	Olson	13 hours $325/hour	$4,225
January 2004 (800987)	Olson	19 hours $325/hour	$6,175
February 2004 (801012)	Olson	47 hours $325/hour	$15,275
March 2004 (801046)	Olson	3 hours $325/hour	$975
October 2004 (801206)	Gaske	165.5 hours $250/hour	$41,375
Staff’s proposed disallowance			$78,050

(428)                      Cap Rock Ex. 311, at 800483.

(429)                      Cap Rock Ex. 311, at Bates 800291-800292, 800627, 800669, 800670, 800701, 800704.

(430)                      Staff’s Brief on Rate Case Expenses at 11.

(431)                      These invoices are contained within Cap Rock Ex. 312.

After reviewing the invoices, the ALJs agree with Staff and recommend disallowance of the above-listed rate case expenses.  As with the KPMG charges, there is no indication of the work the consultants performed and no detail of the charges.  Cap Rock’s rate case expense reimbursement should be reduced by the amount of the unsupported expenses, not including Dr. Gaske’s expenses, because the ALJs have already disallowed all of his expenses and they should not be double-counted.  Therefore, the ALJs recommend disallowing $30,175 in unsupported expenses.(432)

The intervenors also challenge expenses for Danny Thompson as being unsupported, and contend they should be disallowed.  Mr. Thompson billed $825.(433)  The ALJs agree with intervenors.  Nothing on the invoice from Mr. Thompson indicates the type of work performed.  The invoice simply states, “The following is to invoice Cap Rock Energy Corporation for the project with Jim Rammage.”(434)  The ALJs find this description is insufficient to support recovering this cost.  Therefore, the ALJs conclude that $825 should be disallowed from Cap

(432)       If the Commission decides that rate design expenses should be recovered, the ALJs would recommend that Dr. Gaske’s unsupported expenses be disallowed.

(433)       Cap Rock Ex. 311, at 800206.

(434)       Id.

Rock’s rate case expenses.

14.          Ronnie Lyon Expenses

OPC recommends disallowance of Mr. Lyon’s expenses in the total amount of $24,699, which includes expenses incurred during this case for meals, travel, hotels, office supplies, copying, parking, and cab fare.  As discussed below, the ALJs recommend disallowance of the mileage charges.  However, the ALJs do not recommend disallowance of Mr. Lyon’s other expenses.  Mr. Lyon acts as general counsel for Cap Rock.  He receives a retainer for his services.  During this case, he traveled to Midland and Austin to assist his client with its case preparation.  OPC asserts that Mr. Lyon spent only 2 hours total in cross-examination of a witness during the hearing on the merits.  Because of his apparent lack of involvement in the rate case, OPC requests disallowance of his expenses.  The ALJs disagree and find that his expenses are reimbursable.  Although Mr. Lyon cross-examined only one witness during the hearing on the merits, the ALJs observed him to be actively involved with Cap Rock’s outside legal counsel at all stages of the hearing in directing and prosecuting Cap Rock’s case.  The ALJs conclude that Mr. Lyon significantly participated in the hearing and assisted his client, Cap Rock.  Therefore, the ALJs find that his expenses (other than certain mileage charges discussed below) should be included in Cap Rock’s rate case expenses.

Intervenors recommend disallowance of Mr. Lyon’s mileage expenses to travel from his office to the Dallas airport.  Intervenors contend that the only reason these charges occur is because Mr. Lyon does not live in Midland, at Cap Rock’s headquarters, but lives in Sherman.  The ALJs agree with Intervenors that these mileage charges should not be included in rate case expenses.  Disallowing these charges results in a reduction of $578 to Cap Rock’s requested rate case expenses.(435)

(435)       Pioneer Ex. 200, at Attachment KKM-5.

15.          September 2003 Meetings with Commissioners

Intervenors contend that the costs associated with Cap Rock’s employees travel to Austin to meet with the Commissioners during September 2003 should be disallowed.  Intervenors assert that the costs are expenses for regulatory advocacy and not recoverable as rate case expenses.  They also contend that the cost of the employees’ time is already included in base rates, thus to recover the costs a second time would result in double recovery.  Cap Rock argues that it is common to have meetings with the Commissioners prior to filing a rate case.  The ALJs agree with the Intervenors.  Although Cap Rock employees may have met with the Commissioners to inform them of the upcoming rate case, at the time they met with the Commissioners, the rate case was not pending.  Furthermore, the Commissioners—unlike Cap Rock’s experts and attorneys—could not assist Cap Rock in the preparation of its case prior to the filing.  Thus, the ALJs conclude that Cap Rock should not recover its expenses in the amount of $2,288 for its meetings with the Commissioners in September 2003.(436)

B.            Greenville’s Expenses

Greenville requests rate case expenses in the amount of $494,336, plus $136,000 for the estimated costs of appeal.  Cap Rock initially contested Greenville’s requested expenses but subsequently withdrew its opposition, stating it was taking no position.  The ALJs find that Greenville is entitled to recover its rate case expenses, including estimated costs, and that the costs should be paid by all of Cap Rock’s ratepayers, not just the residents of the City of Greenville who are Cap Rock customers.

(436)       Pioneer Ex. 200, at 74 and at Attachment KKM-12 shows the total charges for the meetings with the Commissioners.

During the hearing on rate case expenses, Cap Rock alleged that Greenville’s attorney, Jim Boyle, has a conflict of interest and is representing the interests of TCGA in this proceeding.  The alleged conflict of interest is that Mr. Boyle represents Greenville in this case, but in other cases involving Cap Rock he represents TCGA.  While representing TCGA, Mr. Boyle has allegedly argued that Cap Rock’s inside city rate should be rejected, which would result in higher rates for customers within the City of Greenville.  In this case, Mr. Boyle did not represent Greenville with respect to rate design issues, rather Greenville’s case focused on the quality of Cap Rock’s management and the issue of revenue requirement.(437)

Cap Rock had ample opportunity to object to Mr. Boyle’s representation of Greenville in this matter.  Cap Rock had some concerns about Mr. Boyle’s representation as early as April 13, 2004, when it filed its Response to Greenville’s Motion for Monthly Reimbursement and Spreading of Rate Case Expense.  In that pleading, Cap Rock expressed its concerns about Mr. Boyle’s representing Greenville in this docket while representing TCGA in Cap Rock’s tariff filing.  Cap Rock also indicated that it was not suggesting any impropriety.(438)  Cap Rock could have filed a motion to disqualify Mr. Boyle at any time prior to the hearing on the merits.  Cap Rock chose not to file a motion or to object to Mr. Boyle’s representation until the rate case expense phase of this hearing.  Thus, the ALJs find that any concerns Cap Rock had with Mr. Boyle’s representation of Greenville have been waived.  The only issues remaining are whether Greenville’s fees are reasonable, and whether any of Greenville’s charges were incurred for the benefit of TCGA, rather than Greenville.(439)

(437)       Greenville’s briefs on the merits in this case discuss Greenville’s position on these issues in detail.  The briefs do not address the issues of rate design.

(438)       Cap Rock’s Response to Greenville’s Motion for Monthly Reimbursement and Spreading of Rate Case Expense, at 5 n. 2.

(439)       Although Cap Rock states in its brief that PURA § 33.023 is unconstitutional under the Texas and United States Constitutions, the ALJs are not addressing that argument.  Instead, if Cap Rock wishes to pursue a claim that the statute is unconstitutional, jurisdiction for that claim lies in the civil courts of this state and not with the ALJs or the Commission.

Greenville is entitled to its fees if they are reasonable.(440)  Greenville requests $494,336 in fees and costs, with additional estimated expenses in the amount of $136,000.  Greenville presented expert testimony from Norman Gordon, an attorney specializing in utility law.  Mr. Gordon testified that he reviewed Greenville’s rate case expenses and found them to be reasonable.  He further found that the hourly rates charged to Greenville for the attorneys and consultants were reasonable.(441)  He did not find that any work was performed for the benefit of TCGA or any other intervenor.  The ALJs find that Mr. Gordon’s testimony was credible.

Cap Rock did not present any evidence that Greenville’s fees were unreasonable.  Cap Rock also did not show from the billing records that Greenville’s attorneys or consultants spent time on matters that were for the benefit of other parties.(442)  Therefore, the ALJs conclude that Greenville is entitled to reimbursement of its expenses in the amount of $494,336, plus estimated expenses not to exceed $136,000.  Those expenses shall be recovered from all of Cap Rock’s ratepayers, and not just the ratepayers within the City of Greenville.  The mechanism for recovery of the expenses is addressed below.

(440)       PURA § 33.023.

(441)       Greenville Ex. 511, at 6-7.

(442)       While some of Greenville’s work may have provided an incidental benefit to other parties, this is not impermissible.  In this case, with the intervenors and Staff maintaining similar positions, the work of each party surely benefitted the other parties’ cases.  This does not, however, preclude the recovery of rate case expenses.

C.            Recovery Method

Staff requests that Cap Rock recover its rate case expenses through a monthly surcharge over a three-year period to reduce rate shock to its customers.  Furthermore, Staff asserts that Cap Rock should be required to make quarterly reports of the actual expenses it incurs as this case proceeds through appeals.  Finally, Staff requests a final true-up to ensure that Cap Rock does not over-recover its rate case expenses in this docket.(443)  The ALJs agree with Staff.  To ensure that Cap Rock recovers the correct amount and does not over-recover, the ALJs support Staff’s recommendation.

XVII.  CONCLUSION

In referring this case to SOAH, the Commission identified six issues to be addressed by the ALJs.  Because the ALJs believe that the six issues are addressed and answered in the body of this PFD, they do not separately state those issues or provide an individual analysis of each issue.  If the Commission has questions or requires clarification regarding any of the six issues listed in the Preliminary Order, the ALJs will  provide such.

In conclusion, then, the ALJs recommend that the Commission adopt the revenue requirement adjustments contained herein, set Cap Rock’s rates accordingly based on Cap Rock’s existing rate structure (with the minor adjustments noted in this PFD), and implement a surcharge for recovery of the regulatory expenses involved in this proceeding.  To assist the Commission in this endeavor, the ALJs have provided a memorandum to Staff regarding the ALJs’ proposed adjustments, and Staff has prepared schedules and a rate structure implementing the ALJs’ recommendations.  Because of the ALJs’ lack of technical expertise, the ALJs are unable to completely determine whether the schedules and rate structure correctly implement the ALJs’ recommendations.  Thus, there may be errors or corrections that need to be made to match the schedules and rate structure to the ALJs’ actual recommendations in this PFD.  The parties

(443)       Cap Rock over-recovered its regulatory surcharge from its CCN transfer case and its true-up surcharge.

can address in their exceptions whether Staff’s number-running schedules and rate structure correctly implement the ALJs’ recommendations, and the ALJs  will comment on those exceptions and provide clarification after reviewing and considering them.

In completing this PFD and including specific dollar amounts in findings of fact and conclusions of law, though, the ALJs rely on Staff’s number-running schedules.  If errors are discovered in the exception process and findings of fact or conclusions of law need to be revised, the ALJs will notify the Commission.  At this time, though, the findings of fact and conclusions of law supporting the ALJs’ recommendations are set out below, along with proposed ordering language for the Commission to consider in preparation of its final order in this case.

XVIII.  FINDINGS OF FACT

Procedural History

2.             On October 24, 2003, Staff filed a petition, pursuant to Subchapter D of Chapter 36 of the Public Utility Regulatory Act (PURA),(444) alleging that the rates of Cap Rock Energy Corporation, Inc. (Cap Rock) were unreasonable and in violation of law and requesting that the Public Utility Commission (Commission) establish reasonable rates for Cap Rock’s services pursuant to its authority under PURA § 36.151.

3.             On November 3, 2003, the Commission issued Order No. 1, requiring that Cap Rock file its rate filing package (RFP) by February 24, 2004, pursuant to PURA § 36.153.

4.             On February 24, 2004, Cap Rock filed its RFP and also submitted a statement of intent to change rates as allowed by PURA § 36.102.

5.             Cap Rock provided notice of this docket and notice of its statement of intent to change rates by publication once each week for four weeks in newspapers having general circulation in Cap Rock’s service territory, as required by PURA §36.103; P.U.C. PROC. R. §22.51(b) and (c); and Order No. 3.

6.             On March 1, 2004, Cap Rock’s proposed rates were suspended, pending final action by the Commission.

7.             The following were admitted as parties to this proceeding: Office of Public Utility Counsel (OPC), City of Greenville (Greenville), Texas Farm Bureau (TFB), Texas Cotton Ginners’ Association (TCGA), St. Lawrence Cotton Growers Association (St. Lawrence), Pioneer Natural Resources, USA, Inc. (Pioneer), Texas Mining, L.P., Apache Corporation, and Citizens United for Fair Energy Costs. Numerous individuals were also admitted as intervenors and were aligned with St. Lawrence.

(444)       TEX. UTIL. CODE ANN. §§11.001 – 64.158 (Vernon 1998 and Supp. 2005) (PURA).

8.             Greenville denied Cap Rock’s request to change rates on June 22, 2004.  Cap Rock filed an appeal and motion to consolidate on July 12, 2004.  Cap Rock’s request for consolidation was granted on August 5, 2004.

9.             The hearing on the merits in the consolidated docket was conducted on October 5, 2004 through October 14, 2004.  A separate hearing on rate case expenses was held on December 13, 2004 through December 15, 2004.

10.           Final written arguments were filed on January 19, 2005.

11.           After completing a draft of the PFD, the ALJs submitted their recommendations to Staff on  February 8, 2005.

12.          Staff’s schedules and rate structure were completed on March 10, 2005.

Overview

13.           Cap Rock is an investor owned utility (IOU) providing retail electric service and transmission and distribution service to approximately 33,000 meters in 28 counties in Texas.

14.          Cap Rock was created in December 1998, as the successor organization to Cap Rock Electric Cooperative, Inc. (Cooperative), which was originally formed in 1939.

15.          Prior to September 1, 2003, Cap Rock was regulated as an electric cooperative.

16.           The Commission last reviewed the rates of the Cooperative in Docket No. 12535, Application of Cap Rock Electric Cooperative, Inc. for Authority to Change Rates, 19 P.U.C. BULL. 2140 (July 5, 1994); this review was based upon a test year ending September 30, 1992.

17.           The Commission has jurisdiction to review the rates charged by Cap Rock as a result of the passage of S.B. 1280 by the 78th Texas Legislature [Act of June 21, 2003, 78th Leg., R.S., ch. 1327 (effective September 1, 2003) codified, in part, at PURA § 39.102(d) and (e)].

18.           The rates that were in effect on September 1, 2003, were established by Cap Rock without any review or approval by the Commission.

19.          Cap Rock maintains four divisions: the Stanton Division, the Lone Wolf Division, the Hunt-Collin Division, and the McCulloch Division.

20.           Cap Rock is the sole member of NewCorp Resources Electric Cooperative, Inc. (NewCorp).

21.           NewCorp owns and operates a 305-mile transmission system in West Texas (Stanton and Lone Wolf Divisions) connected to the Southwest Power Pool (SPP).

22.           Cap Rock’s current rates for residential service in rural areas are 200 % more than the rates charged for residential service in the City of Midland.

23.           Cap Rock’s rates for service in its McCulloch Division are less than the rates charged for similar service in other Cap Rock Divisions.

Quality of Management

24.           Cap Rock’s management is not under-compensated:

a.             the testimony of Gerald Tucker is unpersuasive as he drew improper comparisons with utilities that have a much larger customer base and significantly more employees;

b.             Mr. Atkins’ testimony was conclusory and lacking in sufficient information to determine its reliability;

c.             the financial performance of the utilities offered in comparison is unknown;

d.             between 1999 and 2001, the president of Cap Rock received total compensation that was more than double that paid to the president of Central Power and Light (CP&L), even though CP&L was roughly 33 times the size of Cap Rock in total utility plant and generated more than 27 times more operating revenue;

e.             Cap Rock’s president has taken lavish trips with his wife to Bermuda, the Caribbean, Arizona and Colorado; and

f.              Cap Rock has used a private jet for other executives.

25.           Cap Rock’s quality of management is poor:

a.             Over the last ten years, Cap Rock has suffered significant financial losses as a result of failed business ventures and management’s actions of aggressively pursuing acquisitions with little relationship to Cap Rock’s core business;

b.             Over the last ten years, Cap Rock’s executives were paid large bonuses for failed ventures and received bonuses in years in which Cap Rock was losing significant amounts of money and its financial condition was deteriorating;

c.             Cap Rock has not been operated in an efficient manner but instead management has demonstrated an attitude of entitlement and self enrichment;

d.             Affiliated transactions and actions of over-collecting from customers reflect poorly on Cap Rock’s quality of management.

Invested Capital and Rate Base

A. Intangible Plant (Computer)

26.           In 2002, Cap Rock retained Delinea Corporation (Delinea) to investigate its options for updating or changing Cap Rock’s information technology (IT) systems.

27.           Based on Delinea’s recommendations, Cap Rock acquired a new computer system (Delinea System) from Delinea to replace Cap Rock’s prior IT systems.

28.           The Delinea System was designed to be a fully outsourced system, consisting of software (by Oracle), hardware, installation, maintenance, and ongoing operational services.

29.           Among other things, the costs of the Delinea System included $131,600 for equipment and software, $3,764,100 in fees, and $337,900 on lodging, transportation and meals for Delinea consultants.  Of these amounts, Cap Rock sought to recover $3,139,558 as capital costs during the test year and $1,244,214 as post-test-year adjustments.

30.           Delinea was the only company retained by Cap Rock to provide bids for a computer system.

31.           Cap Rock did not seek competitive bids itself, but instead relied on Delinea to price separate software and outsourcing options.

32.           Although Delinea presented Cap Rock with bids from eight different vendors, Delinea also proposed to act as the installer, operator, and consultant for the various options.

33.           Cap Rock’s primary reason for purchasing the Delinea System was to fulfill Cap Rock’s expansion goals, not to serve its existing customers.

34.           Cap Rock failed to prove that purchasing the Delinea System was reasonable and necessary.

35.           As of July 30, 2004, only 50% of the Delinea System was installed, so it was not used and useful during the test year, nor was it fully used and useful as of the date of the evidentiary hearing in this case.

36.           The costs associated with the Delinea System, a total of $3,139,558 which Cap Rock seeks to include in rate base as capital costs during the test year and $1,244,214 as post-test year adjustments, are not reasonable.

37.          Cap Rock has also included costs for license fees for its Daffron and Cameo computer systems in its test year rate base.  These were $20,862 for Daffron and $3,109 for Cameo.  Both of these systems were used during the test year and are still being used by Cap Rock, and the costs associated with these systems are reasonable and necessary.

B.  Transfer of Assets

38.          Cap Rock’s anticipated transfer of transmission assets, land, and land rights (in the total amount of $3,359,000) from Cap Rock to NewCorp is reasonable.

39.           It is reasonable and appropriate for Cap Rock’s rate base to be reduced by $3,359,000 to reflect the transfer of transmission assets, land, and land rights to NewCorp.

C.  Reclassification of Plant to Operations and Maintenance (O&M)

40.           Cap Rock miscoded work orders in the amount of $432,190 to plant accounts rather than to maintenance during the test year.

41.           It is not reasonable to include the $432,190 in miscoded work orders in Cap Rock’s rate base, but this amount may reasonably be reclassified to operations and maintenance (O&M).

D.  Accumulated Provisions for Depreciation and Amortization

42.           It is not reasonable to include depreciation and amortization expenses of $876,755 for Cap Rock’s Delinea System.

43.           Cap Rock presented an email from the company’s insurance agent as its only cost-benefit analysis to support a catastrophe reserve.  This email was prepared shortly before the evidentiary hearing–long after Cap Rock had submitted its RFP–and does not qualify as a cost-benefit analysis as described under the Commission’s rules.

44.           Cap Rock presented an insufficient cost-benefit analysis to support a catastrophe reserve.

45.           Cap Rock’s prior history of storm damage does not support the establishment of a large catastrophe reserve.

46.           Cap Rock’s proposed adjustments to the Self-insurance/Catastrophe Reserve—$375,900 in expenses and related rate base reductions over a period of three years—were not proven to be reasonable.

E.  Construction Work in Progress (CWIP)

47.           Cap Rock is not currently requesting the inclusion of any amount of construction work in progress (CWIP) in its rate base.  Therefore, the CWIP amount of $1,250,516 previously included in Cap Rock’s RFP is properly removed.

F.  Materials and Supplies

48.           Cap Rock’s test-year investment in inventory was $26,513.

49.           Cap Rock seeks to increase its inventory level by $138,187 for a total adjusted inventory of $164,000.

50.           Cap Rock presented insufficient detail about the adjustments and failed to prove that an increase in its inventory from the test-year amount of $26,513 is reasonable.

51.           Only test year actual inventory in the amount of $26,513 was proven to be reasonable.

G.  Prepayments

52.           Cap Rock’s 13-month average prepayment balance is $333,000 and is reasonably included in Cap Rock’s rate base.

H.  Short-Term Investments

53.           Cap Rock is not currently requesting the inclusion of any amount of short term investment costs in its rate base.  Therefore, the short term investments amount of $9,736,860 previously included in Cap Rock’s RFP is properly removed.

I.  Working Cash Allowance

54.           The reasonable amount of working cash allowance is an amount equal to one-eighth of Cap Rock’s O&M, excluding amounts charged to O&M expense for materials and supplies, fuel, and prepayments.

J.  Customer Deposits

55.           Cap Rock had customer deposits in the amount of $651,929 at the end of its test-year, and this amount is reasonably excluded from rate base.

K.  Accumulated Deferred Income Taxes

56.           Cap Rock included accumulated deferred income taxes in the amount of $2,681,700 in its initial RFP but this calculation did not include the total amount of test year change in timing difference.

57.           The correct amount of accumulated deferred income taxes to be used in establishing rates for Cap Rock is $2,274,728.

L.  Patronage Capital

58.           NewCorp has not paid any capital credits to its sole member, Cap Rock.

59.           It is not reasonable at this time to deduct any unpaid patronage capital in NewCorp from Cap Rock’s rate base.

Rate of Return

60.           The reasonable overall weighted rate of return that Cap Rock should be allowed to earn is 5.54%:

a.             a reduction to the overall weighted rate of return is not necessary as Cap Rock’s actual capital structure is used resulting in a relatively low weighted rate of return;

b.             numerous disallowances have been made to account for Cap Rock’s poor management practices so to also reduce Cap Rock’s rate of return for these same practices would be duplicative and unfairly punitive.

A.  Capital Structure

61.           Cap Rock’s actual capital structure at the end of the test year was 83.48% debt and 16.52% equity.

62.           A hypothetical structure of 60% debt and 40% equity is not reasonable for Cap Rock’s capital structure:

a.             Cap Rock is entirely distinguishable from the transmission and distribution  utilities (TDU) docket wherein the Commission set a 60/40 capital structure in that Cap Rock has gone from unregulated to regulated; has an existing capital structure that may be used; and is not an unbundled TDU, but rather simply provides retail electric service.  See Generic Issues Associated with Applications for Approval of Unbundled Cost of Service Rate Pursuant to PURA § 39.201 and  P.U.C. SUBST. R. 25.344, Docket No 22344, Order No. 42 (Dec. 18, 2000).

b.             A 60/40 capital structure would grant Cap Rock an excessive rate of return on its actual equity;

c.             With the significant stock grants given to Cap Rock’s management, they would stand to disproportionally benefit from a higher rate of return on their stock;

d.             Cap Rock’s existing capital structure situation is of its own making; and

e.             Much of Cap Rock’s weak financial condition is due to poor quality of management and Cap Rock has lost significant amounts of money as a result of both the conversion to an IOU and on numerous failed ventures.

63.           Cap Rock’s reasonable capital structure to be used in setting rates is its actual capital structure of 83.48% debt and 16.52% equity, as noted at the end of the test year.

B.  Cost of Debt

64.           Cap Rock’s actual cost of debt is 4.31% and that amount is reasonable in calculating Cap Rock’s overall weighted rate of return.

C.  Return on Equity

65.           It is reasonable for Cap Rock to earn a rate of return on equity of 11.75%:

a.             The return on equity should include a risk adjustment, because of Cap Rock’s more tenuous financial situation, to approximate what comparable equity investments would earn;

b.             Cap Rock’s bond rating would be below investment grade and the yield difference between investment grade and below investment grade bonds (2% in 2003) is properly considered when calculating a credit risk premium; and

c.             A return on equity of 11.75% is not out-of-line with past Commission precedent.

D.  Financial Integrity

66.           Cap Rock is financially stable enough to continue to provide reliable electric service and earn a reasonable rate of return using its actual capital structure and a rate of return on equity of 11.75%.

Revenues

A.  Regulatory Surcharge

67.           To reflect the end of a non-recurring regulatory surcharge, it is reasonable to exclude $1,842,834 from Cap Rock’s revenues.

B.  PCRF Revenues

68.           To reflect PCRF revenues that will not be collected going forward, it is reasonable to reduce

Cap Rock’s revenues by $6,351,772.

C.  Weather Normalization

69.           Cap Rock did not perform a multiple regression analysis and did not account for the impact of price elasticity, household income, space heaters, and air conditioners in determining whether it should implement a weather normalization adjustment.

70.           Cap Rock did not show that weather during the test year was beyond a normal range of weather to justify a weather normalization adjustment.

71.           Cap Rock’s proposed weather normalization revenue reduction of $516,046 is not reasonable:

a.             Cap Rock failed to consider relevant factors when it determined this adjustment;

b.             a weather normalization adjustment should only be used if the weather pattern in the test year is proven to be outside of a normal range;

c.             Cap Rock failed to prove the weather pattern in the test year was sufficiently outside a normal range;

d.             Cap Rock’s modeling results contained unexplained inconsistent results;

e.            Cap Rock did not establish that it has uniformly applied weather normalization adjustments in establishing rates in the past.

72.           Because Cap Rock’s reduction of purchased power expenses for weather normalization is unreasonable, the corresponding reduction in Cap Rock’s RFP to purchased power expense should be negated (the amount of $409,100 should be included in purchased power expenses).

D.  Unbilled Revenues (Billing Reconciliation)

73.           In order to offset the existing negative entry for unbilled revenues, it is reasonable to make a positive adjustment of $463,857 to Cap Rock’s revenues.

E.  Change in Accounting Principal

74.           It is reasonable to reduce Cap Rock’s revenues by $1,289,553 to reflect a change in accounting principle which occurred in March 2003.

F.  Loss of Cotton Gin Load

75.           After the test year, two cotton gin customers served by Cap Rock left Cap Rock’s system to take power from a different supplier.

76.           It is reasonable to reduce Cap Rock’s revenues by $239,203 to reflect the loss of load associated with the loss of these two cotton gin customers.

G.  Unbilled Meters

77.           No adjustment is necessary for Cap Rock’s unbilled meters.

H.  Negotiated Rates

78.           During the test year, Cap Rock charged certain negotiated and discounted rates that reduced the revenues it otherwise would have received.

79.           Cap Rock is going to discontinue the use of those discounted rates and, therefore, its revenues will be higher from those customers who will no longer pay the discounted rates.

80.           Revenues of $263,000 are reasonably imputed to Cap Rock’s test-year revenues to account for the discontinuation of certain negotiated and discount rates.

I.  Imputation of Revenues

81.           Cap Rock proposed to replace rate codes 665 and 597 with a Load Management Rider, which, if approved, would result in a credit to customers who qualify.

82.           The Load Management Rider is a $1.85 per kW credit for interruptible loads, which is a pass-through of Cap Rock’s credit from Southwestern Public Service Company (SPS).

83.           As designed, the Load Management Rider is not a discounted rate.

84.           It is not reasonable to impute $743,670 in revenues for the Load Management Rider as this would benefit non-interruptible customers who should not benefit from this pass-through credit.

J. 2001 NewCorp True-up

85.           Cap Rock has removed $2,184,118 from other revenues to recognize the end of amortizing the deferred revenues associated with three non-recurring surcharges collected over a 24-month period beginning in January 2002:

a.             The first surcharge was for collection of NewCorp’s under-recovery from Cap Rock for costs during the period from 1995 through 2000.  Although NewCorp’s Wholesale Power (WP) tariff permitted implementation of a surcharge/refund for the under/over-collection of charges, NewCorp had not trued-up its charges prior to January 2002.  At that time, NewCorp proposed to include a true-up based on the balance as of the year 2000.  The one-time true-up charge for that time period was $1,251,913.  Half of this amount was amortized during the test year and is reflected on Cap Rock’s books as other revenue.

b.             The second surcharge was for the true-up of under-recovered costs of $1,604,970 for the calendar year 2001, of which $802,485 was collected during the test year.

c.             The final surcharge was associated with the billing of hedging losses sustained by NewCorp during 2001.  These losses amounted to $1,506,910, of which $753,455 was collected during the test year.

86.           Of the total amounts amortized and collected, $2,184,118 was amortized and collected during the test year.

87.           The $2,184,118 was non-recurring; and therefore, it is not reasonable to include it in Cap Rock’s revenue for the purpose of setting rates.

K. Change in Accounting Principle

88.           In 2003, Cap Rock changed from an as-billed to an accrual-based accounting method as required by Generally Accepted Accounting Principles.

89.           For ratemaking purposes, it is necessary to recognize the net change between the accrual included in the first month of the test period with the accrual made in the last month of the test period.

90.           Cap Rock calculated an accrual for September 2002 that represents the impact of unbilled sales, which would have been recognized if the accrual method had been in place; in this manner, the revenues for the test year properly reflect one year’s worth of revenues on an accrual basis.

91.           It is reasonable to remove $2,335,000 from revenues as Accrued Utility Revenues.

L. Street Lighting Rental Revenues

92.           Revenue in the amount of $24,651 for street lighting rental fees is reasonably reclassified from sales revenues to Other Operating Revenues, Account 454.

M. Late Payment Fees/Connection Fees

93.           Revenues of $12,045 may reasonably be reclassified from other operating revenues for adjustments (refunds) to customers’ bills for late payment penalties and/or connection fees and booked to Account 451 for sales revenue.

94.          Cap Rock will discontinue imposing late fees on residential customers.

95.           An adjustment resulting in a reduction to Account 451, Late Payment Fees, in the amount of $397,500 is reasonable to reflect the discontinuance of late payment fees.

N. Capital Credits

96.           It is not reasonable to impute revenues to Cap Rock for its capital credits in NewCorp.

Purchased Power Expenses

97.           Under both the WP tariff and the current OATT, Cap Rock has consistently paid NewCorp approximately $750,000 per month for transmission service.

98.           Since the test year, NewCorp refinanced a loan which previously required it to pay $620,000 per month as a capital lease payment for its transmission system.

99.           NewCorp paid off the original loan by taking out another loan, in the amount of approximately $14 million, from a different lender.

100.         NewCorp secured this second loan using collateral consisting of $8.2 million from a sinking fund designed for the purpose of paying off the transmission lease and a $6 million loan from Cap Rock.

101.         In agreeing to amounts paid for transmission service, Cap Rock and NewCorp agreed upon $9 million as a proxy for actual costs, with the understanding that actual costs would later be reconciled.

102.         The record does not establish that NewCorp is currently receiving a windfall from the $9 million annual transmission payments.

103.         Except as set forth below, it is not reasonable to reduce or disallow the payments to NewCorp under the OATT.

104.         Effective April 1, 2004, NewCorp was authorized to charge its OATT and Cap Rock began buying purchased power directly from Southwestern Public Service.

105.         Cap Rock has reduced purchased power expenses by $3,494,835 to reflect the change in

NewCorp’s tariff and in regard to the elimination of NewCorp’s 2003 true-up credit.  Cap Rock’s reduction is reasonable and this amount is properly excluded from Cap Rock’s purchased power expenses.

106.         Cap Rock’s purchased power expenses are reasonably reduced by $176,086 to reflect the decreased power costs attributed to the loss of two cotton gin customers.

107.         Because Cap Rock now purchases power directly from SPS and obtains only transmission service from NewCorp, the charges by NewCorp are appropriately booked as transmission costs under FERC Account No. 565.

Operation and Maintenance (O&M) Expenses

A.  Acquisition and Expansion Costs

108.         It is not reasonable to include Lamar acquisition expenses in the amount of $1,357,000 in O&M expenses.

B.  Outside Services and Other Disputed Costs

109.         Cap Rock paid a total of $194,000 to lobbyists for legislative advocacy services and for membership dues.

110.         Legislative advocacy expenses may not be included in setting a utility’s rate; therefore, lobbying expenses in the amount of $194,000 are not reasonably included in Cap Rock’s O&M expenses.

111.         Total intervention costs in the amount of $246,928 are not reasonably included in Cap Rock’s O&M expenses.

112.         Cap Rock has not shown that Mike McGregor’s expenses in the amount of $21,911 were reasonable and necessary; thus, that amount may not reasonably be included in Cap Rock’s cost of service.

113.         New York hotel expenses in the amount of $16,311  were neither reasonable, necessary, nor recurring; thus, that amount may not reasonably be included in Cap Rock’s cost of service.

114.         At a cost of $12,247, David Pruitt, Cap Rock’s CEO, traveled with his wife to Bermuda; Scottsdale, Arizona; the Turks and Caicos Islands; and Aspen, Colorado for “CEO Super PAC Meetings.”

115.         The $12,247 for the cost of Mr. and Mrs. Pruitt’s trips are not reasonably included in Cap Rock’s O&M expenses.

116.         Cap Rock failed to prove the legal expenses in the amount of $30,679 provided by Rick Terrill were reasonable and necessary; thus, that amount may not reasonably be included in Cap Rock’s cost of service.

117.         Cap Rock failed to prove that CEO club membership dues in the amount of $6,600 were reasonable and necessary; thus, that amount may not reasonably be included in Cap Rock’s cost of service.

118.         Cap Rock failed to prove that apartment and furniture rental for Lee Atkins and Will West were reasonable and necessary; thus, the amount of $13,346 spent on those items may not reasonably be included in Cap Rock’s cost of service.

119.         Cap Rock failed to prove that $5,566 for private plane expenses incurred while leasing a plane to travel between Midland and Austin on two separate occasions were reasonable and necessary; thus, that amount may not reasonably be included in Cap Rock’s cost of service.

120.         Vision Energy’s consultation fees are reasonably included in Cap Rock’s O&M expenses.

121.         The allocation factor of 43.705% used to allocate overhead, operations, maintenance and capital between Cap Rock and NewCorp is reasonable.

C.  Delinea Computer Support and Maintenance

122.         The annual costs associated with the installation, implementation, and maintenance of the software and support services of Delinea System, $1,648,320 are not reasonably included in O&M expenses.

D.  Compensation and Benefits

123.         O&M expenses in the amount of $577,887 (minus adjustments for reducing cost of living increases from a total of 7%, to 1.4% in 2002 and 2.1% in 2003) for incurred costs above the test year associated with life, long-term disability, and medical insurance as well as for new employee labor costs and a cost of living increase for all employees are reasonable and necessary.

124.         Cost of living increases to employee compensation of 1.4% in 2002 and 2.1% in 2003 are reasonable and necessary.

125.         None of the stock awards and bonuses—a total of $1,444,883—may reasonably be included in Cap Rock’s cost of service.

126.         The revised requested test year amount for sick leave and vacation buyback of $132,294 is reasonably included in O&M expenses. (the revised amount requested reflects a $100,456 reduction for discontinuation of longevity payments).

127.         The base salary of $174,000 paid to Cap Rock’s General Counsel, Ronnie Lyon, is reasonable and necessary and is properly included in the cost of service.

128.         Cap Rock failed to prove its executive compensation of $730,284 was reasonable and necessary.

129.         A minimum of $200,000 is reasonable executive compensation for inclusion in O&M expenses.

130.         Reclassification of plant to O&M in the amount of $432,190 is reasonable and necessary.

131.         The costs associated with operating as a publicly-traded company are reasonable and necessary.

132.         The costs associated with right-of-way fees are reasonable and necessary.

133.         $95,053 associated with materials and supplies are reasonably included in O&M expenses.

Affiliate Transactions

134.         NewCorp is organized under the laws of Texas as an electric cooperative and has been operating under Chapter 161 of the Texas Utilities Code:

a.             NewCorp holds meetings each quarter;

b.             NewCorp has not improperly earned profits; and

c.             Cap Rock appropriately appointed representatives to carry out its functions as the only member of the NewCorp Electric Cooperative.

135.         The purchased power contract between Cap Rock and NewCorp is on file with and has been accepted by the Federal Energy Regulatory Commission (FERC), and Cap Rock makes payments to NewCorp pursuant to a FERC-approved tariff.

Depreciation and Amortization Expense

136.         Because Cap Rock is not allowed to recover any monies for a catastrophe reserve, Cap Rock’s proposed adjustment to depreciation is not reasonable.

137.         Because Cap Rock is not allowed to recover the costs of the Delinea System in its rate base, Cap Rock’s proposed adjustment to depreciation for the Delinea System is not reasonable.

Taxes other than Income Taxes

138.         Cap Rock failed to prove any increase in property taxes above those in the test year ($899,597) were known and measurable.

139.         It is reasonable to calculate Cap Rock’s franchise tax as .045% (1% of 4.5%) of its taxable income.

140.         The corrected test year amount for state franchise taxes is $4,400.

Income Taxes

141.         Cap Rock’s federal income tax rate is 34%.

Interest on Customer Deposits

142.         Cap Rock paid $36,800 in interest on customer deposits during the test year, but since the test year an increase in the amount of interest paid on customer deposits is known and measurable with a total of $39,115 reasonably included in cost of service.

Rate Design

143.         The general service-city limit (Rate Code 119) is a discount rate:

a.             no significant difference in costs associated with providing service to city and rural customers was proven; and

b.             competition is the primary factor driving the need for the city limit rate.

144.         Cap Rock failed to offer sufficient, credible evidence to support its rate design as reasonable and trustworthy.

145.         Data in Cap Rock’s demand study was not proven to be reliable, as unsupported and incorrect assumptions were made and some of the results were proven to be invalid.

146.         If the absolute demand data for one class is biased in a way that the data for other classes is not, then the relative demand data will be skewed.

147.         Cap Rock’s reliance on the load data and cost allocation factors from AEP-Texas North Company is not reasonable, as differences in classes were not sufficiently addressed.

148.         The rate design proposed by Staff depends on Cap Rock’s underlying data, so it is not reasonable.

149.         It is reasonable and fair for system-wide rates to be implemented with the McCulloch division customers paying the same rates as other Cap Rock customers.

150.         An across-the-board cost allocation based on the current rate design is reasonable, with two exceptions:

a.             system-wide rate should be implemented with the McCulloch division customers paying the same rates as other Cap Rock customers; and

b.             the general service-city customer rate (Rate Code 119) is a discounted rate.

151.         Only those demand meters in service during the test year are used and useful.

152.         It is reasonable for commercial service customers who receive service at primary voltage to receive a discount of $2.44 per kW.

153.         It is fair and reasonable for Cap Rock to implement a standard allowance for line extensions with costs over and above this amount to be paid by the new customer as contribution in aid of construction.

Other Issues

154.         Given Cap Rock’s poor quality of management and the potential conflicts of interest by management, a truly independent inquiry into Cap Rock’s operations in the form of a management audit would be reasonable and beneficial.

Rate Case Expenses

155.         Rate case expenses for Cap Rock in the amount of $3,220,105 are reasonable and necessary:

a.             $311,370 in expenses associated with rate design are properly disallowed, because the rate design is so flawed and unreliable as to be useless.

b.             $2,310 in expenses associated with work performed by the law firm of Griggs & Adler is associated with matters related to the Federal Energy Regulatory Commission and not this case, and are properly disallowed.

c .            $1,044 in expenses associated with Covington Consulting are not supported by documentation, showing who performed the work and for what purpose; thus, those expenses are properly disallowed.

d.             $64,700 in expenses associated with KPMG is not supported by sufficient documentation; thus, that amount is properly disallowed.

e.             $4,457 in expenses for meals and other personal expenses were for Cap Rock  employees in Midland while they remained in Midland; such expenses are not reasonable and necessary, and are properly disallowed.

f.              $30,175 in other expenses are unsupported by proper documentation, and are properly disallowed.

g.             $578 in mileage expense by Ronnie Lyon for travel from his office in Sherman to the Dallas airport was not shown to be reasonable and necessary, and is properly disallowed.

156.         Rate case expense for Greenville in the amount of $630,355.77 are reasonable and necessary.

XIX.  CONCLUSIONS OF LAW

1.             Cap Rock is an electric utility as defined in PURA §31.002, and a public utility as defined in PURA § 11.004.

2.             The Commission has jurisdiction over the parties and subject matter of this proceeding pursuant to PURA §§ 14.001, 32.001, 36.105, and 36.151.

3.             SOAH has jurisdiction over all matters relating to the conduct of the hearing in this case, including the preparation of a Proposal for Decision pursuant to PURA §14.053 and TEX. GOV’T CODE ANN. § 2003.049(b).

4.             Each municipality in Cap Rock’s service area that has not ceded jurisdiction to the Commission has jurisdiction over Cap Rock’s application to the extent that the application seeks to change rates within the municipality pursuant to PURA § 33.001.

5.             This proceeding was processed in accordance with the requirements of PURA and the Administrative Procedure Act (APA), TEX. GOV’T CODE ANN. §§ 2001.001, et seq.

6.             Appropriate notice of this proceeding was provided in compliance with P.U.C. PROC. R. §§ 22.51(a)-(b) and/or 22.55, and TEX. GOV’T CODE ANN. §§ 2001.051 and 2001.052.

7.             The effective date of any change approved in this case was extended pursuant to P.U.C. PROC. R. 22.33 § (a)(6) and P.U.C. PROC. R. § 25.41(I).

8.             Cap Rock has the burden of proof in this proceeding pursuant to PURA § 36.006.

9.             Cap Rock has failed to meet its burden of proof to support its proposed rate increase and proposed rate design.

10.           Cap Rock has failed to meet its burden of proof to show that its existing rates are just and reasonable in response to Staff’s petition to reduce Cap Rock’s rates.

11.           Cap Rock’s current rates are unreasonably discriminatory and preferential in violation of PURA § 36.003 by applying different rates for the same service provided to similarly situated customers.

12.           Cap Rock’s current rates for residential service in rural areas are more than 200% higher than residential rates in municipalities in violation of PURA § 36.005.

13.           The city rate (Rate Code 119) may continue as a discounted rate pursuant to PURA § 36.007.

14.           Cap Rock’s current rates are unreasonable and excessive by producing overall revenue that exceeds the standard established in PURA § 36.051.

15.           Because Cap Rock’s current rates are unreasonable and in violation of law, the Commission must establish just and reasonable rates to be charged by Cap Rock pursuant to PURA § 36.151.

16.          NewCorp is not an affiliate of Cap Rock under PURA §§ 11.003(2) and 11.006 and, thus, there are no affiliate transactions for review in this proceeding.

17.           As required by PURA § 36.053, Cap Rock’s invested capital is $124,323,000, as set forth in Attachment A (Staff’s Number-Running Memorandum and Schedules), and is based upon the original cost of property used and useful in providing service to the public.

18.           The overall rate of return of 5.54%, the components of rate of return, and the capital structure of 83.48% debt and 16.52% equity comply with the requirements of PURA § 36.052, and result in an overall return on invested capital of $6,887,490 (as shown in Attachment A).

19.           The overall revenue calculated in accordance with this Order will permit Cap Rock a reasonable opportunity to earn a reasonable return over and above its reasonable and necessary operating expenses, in accordance with PURA § 36.051.

20.           The approved expenses set forth in Attachment A comply with the requirements of PURA Chapter 36 and P.U.C. SUBST. R. Subchapter J.

21.           The rates and rate design calculated in accordance with the terms of this Order, and set forth in Attachment A, are just and reasonable and are not unreasonably preferential, prejudicial, or discriminatory within the meaning of PURA § 36.003.

XX.  PROPOSED ORDERING PARAGRAPHS

1.             The proposal for decision prepared by the SOAH Administrative Law Judges is adopted to the extent consistent with this Order.

2.             Cap Rock’s application for a rate increase is denied.

3.             Staff’s petition for an inquiry into Cap Rock’s rates is granted and new just and reasonable rates are established for Cap Rock as set forth in this Order.  The new rates are effective on the date of this Order.

4.             Cap Rock shall make a compliance filing containing a “clean” version of its tariff reflecting the rates and any revised tariff language contained in this Order.  The filing shall be made not later than 30 days after the date of this Order.  The effective date of the tariff shall be the date of this Order rather than the date the tariff is filed.

5.             Cap Rock shall cooperate with Staff in establishing and conducting a management audit as required in this Order.  Cap Rock shall pay the costs of the audit in accordance with the terms of the agreement with the auditor.

6.             All other motions, request for entry of specific findings of fact and conclusions of law, and any other requests for general or specific relief, if not expressly granted, are denied.

SIGNED March 16, 2005.

CRAIG R. BENNETT
ADMINISTRATIVE LAW JUDGE
STATE OFFICE OF ADMINISTRATIVE HEARINGS

WENDY K. L. HARVEL
ADMINISTRATIVE LAW JUDGE
STATE OFFICE OF ADMINISTRATIVE HEARINGS

TOMMY L. BROYLES
ADMINISTRATIVE LAW JUDGE
STATE OFFICE OF ADMINISTRATIVE HEARINGS